As filed with the Securities and Exchange Commission on February 10, 2015

Registration No. 333-201395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

To

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QUAD/GRAPHICS, INC.

(Exact name of registrant as specified in its charter)

Wisconsin	2750	39-1152983
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

N61 W23044 Harry’s Way

Sussex, Wisconsin 53089-3995
(414) 566-6000

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Jennifer J. Kent
Vice President, General Counsel and Secretary
N61 W23044 Harry’s Way

Sussex, Wisconsin 53089-3995
(414) 566-2033

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Russell E. Ryba
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin  53202-5306

(414) 297-5668

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions pursuant to the exchange offer described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issue Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS(1)

Exact Name of Registrant as Specified in Its Charter	State or Other Jurisdiction of Incorporation	Primary Standard Industrial Classification Number	I.R.S. Employer Identification Number
Quad/Graphics Marketing, LLC	Wisconsin	2750	46-1140802
Quad Marketing Holding Corp.	Wisconsin	9995	46-4530392
Quad Claims, LLC	Wisconsin	6321	45-4292406
Quad/Graphics Canada, LLC	Wisconsin	2750	45-4398480
Child Day Care and Learning Services, LLC	Wisconsin	8351	39-1975317
Quad/Med, LLC	Wisconsin	8000	39-1975150
Graphic Imaging Technology, LLC	Delaware	2750	39-2002736
World Color Capital II, LLC	Delaware	2750	20-4339686
Duplainville Transport, Inc.	Wisconsin	4700	39-1381653
Quad/Air, LLC	Wisconsin	4700	75-2972249
QuadSystems, LLC	Wisconsin	7373	39-1931005
Quad/Greenfield, LLC	Wisconsin	3990	03-0491589
Openfirst, LLC	Delaware	9995	87-0773955
New Electronic Printing Systems, LLC	Delaware	9995	04-3718424
New Diversified Mailing Services, LLC	Delaware	9995	04-3718438
Chemical Research/Technology Co.	Wisconsin	3990	39-1665242
Quad/Creative, LLC	Delaware	2721	39-1956606
Proteus Packaging Corporation	Wisconsin	2750	39-0873877
Transpak Corporation	Wisconsin	2750	39-0804895
Unigraphic, Inc.	Massachusetts	2750	04-2384135
Quad/Graphics Commercial & Specialty, LLC	Wisconsin	2750	26-3888386
Tempt, LLC	Wisconsin	2750	80-0255974
Quad/Tech, Inc.	Wisconsin	8700	39-1381656
Quad/Tech Europe, Inc.	Delaware	9995	39-1610471
Quad/Graphics Holding Company	Delaware	9995	74-2513918
Quad/Graphics Printing Corp.	Delaware	2750	52-2009152
QG, LLC	Delaware	2750	27-0480416
QG Printing Corp.	Delaware	2750	06-1247471
QG Printing II Corp.	Connecticut	2750	06-0887276
World Color Halliday Corp	California	9995	04-2456825
Quad/Graphics Kingsport LLC	Delaware	2732	27-0480274
World Color Northeast Graphics Corp.	Delaware	9995	06-1225892
Quad Logistics Services, LLC	Delaware	4700	06-1576329
Quad/Argentina, Inc.	Delaware	9995	39-1884142
Quad/Brazil, Inc.	Delaware	9995	39-1884145
Quad Logistics Holdings LLC	Wisconsin	9995	applied for
QG Printing III Co.	Delaware	2750	13-3230327

(1)                                 The address and telephone number of the principal executive offices for each additional registrant is N61 W23044 Harry’s Way, Sussex, Wisconsin 53089-3995, (414) 566-6000.  The name, address and telephone number of the agent for service for each additional registrant is Jennifer J. Kent, Vice President, General Counsel and Secretary, Quad/Graphics, Inc., N61 W23044 Harry’s Way, Sussex, Wisconsin 53089-3995, (414) 566-2033.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion
Preliminary prospectus dated February 10, 2015

PROSPECTUS

Quad/Graphics, Inc.

OFFER TO EXCHANGE ALL OUTSTANDING
$300,000,000 7.0% Senior Notes due 2022

FOR NEW, REGISTERED

$300,000,000 7.0% Senior Notes due 2022

We are offering, upon the terms and subject to the conditions set forth in this prospectus, to exchange all of our outstanding 7.0% Senior Notes due 2022, issued on April 28, 2014 in a private offering, for our new, registered 7.0% Senior Notes due 2022.

•                  The exchange offer expires at 5:00 p.m., New York City time, on                , 2015, unless we extend it.

•                  The terms of the new notes are substantially identical to those of the original notes, except that the new notes will not have securities law transfer restrictions and the registration rights relating to the original notes and the new notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.

•                  The new notes will be jointly, severally, fully and unconditionally guaranteed on a senior unsecured basis by each of our existing and future domestic subsidiaries that is a borrower or guarantees indebtedness under our Senior Secured Credit Facilities (as defined below) or that guarantees certain of our other indebtedness or indebtedness of our domestic restricted subsidiaries (other than intercompany debt).

•                  All outstanding original notes that are validly tendered and not validly withdrawn will be exchanged.

•                  You may withdraw your tender of original notes any time before the exchange offer expires.

•                  We will not receive any proceeds from the exchange offer.

•                  No established trading market for the new notes currently exists.  The new notes will not be listed on any securities exchange or included in any automated quotation system.

•                  The exchange of notes will not be a taxable event for United States federal income tax purposes.

See “Risk Factors” beginning on page 14 for a discussion of certain risks that you should consider before deciding to exchange your original notes for new notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is              , 2015.

In this prospectus, unless the context otherwise indicates or the context otherwise requires and except as expressly set forth in the section captioned “Description of New Notes,” the terms “Quad/Graphics”, the “Company,” “we,” “us” and “our” refer to Quad/Graphics, Inc. and its consolidated subsidiaries.

In this prospectus, except as expressly set forth in the section captioned “Description of New Notes,” we refer to our outstanding 7.0% Senior Notes due 2022 as the “Original Notes” and we refer to our new, registered 7.0% Senior Notes due 2022 as the “New Notes.”  Any reference to “Notes” in this prospectus refers to the Original Notes and the New Notes collectively, unless the context requires a different interpretation.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus.  We will provide you without charge upon your request, a copy of any documents that we incorporate by reference, other than exhibits to those documents that are not specifically incorporated by reference into those documents.  You may request a copy of a document by writing to Jennifer J. Kent, Vice President, General Counsel and Secretary, Quad/Graphics, Inc., N61 W23044 Harry’s Way, Sussex, Wisconsin 53089-3995, or by calling Ms. Kent at (414) 566-2033.  To ensure timely delivery, you must request the information no later than five business days before the completion of the exchange offer.  Therefore, you must make any request on or before             ,  2015.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before making a decision whether to exchange your Original Notes for New Notes.  You should read this entire prospectus, including “Risk Factors” and the documents we incorporate by reference into this prospectus, carefully before making a decision whether to exchange your Original Notes for New Notes.

Company Overview

We are a leading global printer and media channel integrator founded in Pewaukee, Wisconsin, in 1971 by the late Harry V. Quadracci. As of December 31, 2013, we had approximately 25,600 employees in North America, Latin America, and Europe. We have a diverse base of clients in a wide range of industries and serve both businesses and consumers, including retailers, publishers and direct marketers from 147 facilities located in 20 countries. With consultative ideas, worldwide capabilities, leading-edge technology and single-source simplicity, we believe that we have the resources and knowledge to help our clients maximize the revenue they derive from their marketing spend and minimize their total cost of print production and distribution.

Our print and related products and services primarily include:

•                  Print solutions.  Includes consumer magazines, catalogs, retail inserts, special interest publications, journals, direct mail, books, directories, in-store marketing, packaging, and other commercial and specialty printed products.

•                  Media solutions.  Includes marketing strategy, media planning and placement, data insights, response analytics services, creative services, videography, photography, workflow solutions, digital imaging, facilities management services, digital publishing, and interactive print solutions including image recognition and near field communication technology.

•                  Logistics services.  Includes mailing, distribution, logistics, and data optimization and hygiene services.

We enjoy long-standing relationships with a diverse base of approximately 8,000 clients, which includes both national and regional corporations in North America, Latin America and Europe. Our relationships with our largest 20 clients average more than 16 years in duration and we typically sign multi-year print agreements with these clients.

We operate primarily in the commercial print portion of the printing industry, with related product and service offerings designed to offer clients complete solutions for communicating their message to target audiences. Our reporting segments and our product and service offerings are summarized below.

United States Print and Related Services

The United States Print and Related Services segment is predominantly comprised of our United States printing operations and is managed as one integrated platform. This includes consumer magazines, catalogs, retail inserts, special interest publications, journals, direct mail, books, directories, in-store marketing, packaging, and other commercial and specialty printed products, together with the related service offerings, including marketing strategy, media planning and placement, data insights, response analytics services, creative services, videography, photography, workflow solutions, digital imaging, facilities management services, digital publishing, interactive print solutions including image recognition and near field communication technology, mailing, distribution, logistics, and data optimization and hygiene services. This segment also includes the design, development, manufacture and service of printing-related auxiliary equipment, as well as the manufacture of ink.

The United States Print and Related Services segment accounted for approximately 90% of our consolidated net sales in 2013.

International

The International segment consists of our printing operations in Europe and Latin America, including operations in Poland, Argentina, Brazil, Chile, Colombia, Mexico and Peru. This segment provides printed products and related services consistent with the United States Print and Related Services segment, with the exception of printing-related auxiliary equipment, which is included in the United States Print and Related Services segment. The International segment accounted for approximately 10% of our consolidated net sales in 2013.

Corporate

Corporate consists of unallocated general and administrative activities and associated expenses including, in part, executive, legal and finance. In addition, in 2014 certain costs and earnings of employee retirement plans, such as pension and other postretirement benefit plans, are included in Corporate and not allocated to the operating segments.

Industry Overview

The global printing industry encompasses a wide range of sectors, including general commercial printing, newspapers and retail inserts, directories, books, direct mail, packaging, financial printing, business forms, greeting cards, and label and wrapper printing. Printing is one of the largest industries in the United States, with more than 965,000 employees and approximately 47,000 companies generating an estimated $161 billion in annual sales, according to the Printing Industries of America/Graphic Arts Technical Foundation (“PIA/GATF”) 2012 Print Market Atlas (“Print Market Atlas”).

We operate primarily in the commercial print portion of the printing industry which includes advertising printing such as direct mail, circulars, brochures, displays, inserts / pamphlets, business cards, stationery, catalogs, directories, newspapers, magazines and books. According to the Print Market Atlas, the United States commercial printing sector, excluding newspapers, is estimated to generate approximately $82 billion in sales annually. The industry, excluding newspapers, is highly fragmented and competitive, with the largest 400 printers representing approximately 55% of the overall United States and Canadian market, based on the 2013 Printing Impressions PI400 and the Print Market Atlas.

The industry has excess manufacturing capacity created by declines in industry volumes during the past recession, which in turn has created continued downward pricing pressures. In addition, digital delivery of documents and data, including the online distribution and hosting of media content and mobile technologies, offer alternatives to traditional delivery of printed documents. Increasing consumer acceptance of digital delivery of content has resulted in marketers and publishers allocating their marketing and advertising spend across the expanding selection of digital delivery options.

Competitive Advantages

We believe the following competitive advantages differentiate us from our competitors and contribute to our continued success in the industry:

Efficient, flexible and modern manufacturing platform.  We have continuously invested in our manufacturing platform through modern equipment and automation that allow for more pages to be printed for each revolution of the press, reducing the amount of time that each individual printing job takes to complete. In addition, our long-standing commitment to investing in manufacturing process improvements has led to increases in productivity, reductions in waste and smaller crew sizes. Our investment in our manufacturing platform has consistently been based on evaluating investment opportunities on the useful economic life of the underlying equipment rather than focusing on the potential mechanical life of the equipment. We have invested in vertically- integrated, non-print capabilities to assist us in delivering lower costs for our clients, enhancing customer service levels, increasing flexibility and providing more aggregated services to our clients. This discipline is critical in an industry in which technological change can create obsolescence well before the end of the mechanical life of equipment.

Leading mailing and distribution capabilities.  We create targeted and personalized printed materials for our clients, which help our clients increase consumer response rates, maximize their return on print spending and reduce overall costs. We use our in-house list services bureau to analyze mail list data, demographics data, consumer transaction data and other consumer-specific data to help our clients target consumers through personalized printed materials. We have also invested significantly in our mail preparation and distribution capabilities to offset increasing postage costs, and to help clients successfully navigate the ever-changing postal environment. We are also able to leverage the volume of products running through our plants for further client distribution savings.

Commitment to ongoing innovation, rapid adoption of technology and integration of new media.  We have had a continued commitment to research and development, manufacturing process improvements, and the rapid adoption of technological innovations and integration of new media. From a client-facing technology perspective, we believe we are at the forefront of the printing industry with creating and/or rapidly adopting solutions that help marketers and publishers integrate print with new media to drive business results. Our services are seamlessly integrated to help clients optimize content, promote brand awareness and loyalty, and create experiences that connect with consumers and readers across multiple channels such as print, mobile, email, the Web, tablets and e-readers, video and social media. The value of our innovations to print manufacturing is supported by the fact that we generate revenue by supplying some of these technology solutions and consulting services to other printers. We also integrate our imaging, manufacturing and distribution networks into a singular platform using a networked IT infrastructure.

Client-centric approach.  Throughout our 40-plus-year history, we have put our clients at the center of our operations, creating solutions clients need to meet their business objectives. We use a client-centric consultative approach to help marketers and publishers take maximum advantage of our full range of integrated multichannel solutions to help them better engage end users and drive improved response from print and print-related solutions. Our “high tech/high touch” approach has led to what we believe is an excellent client service reputation. Our own brand of Smartools® not only link our people and equipment across our entire network of plants, but extend to our clients as well, creating true, real-time communications integration. We pay particularly close attention to listening to what our clients say about us, proactively seeking their input through an annual Client Satisfaction Survey. Key concerns are addressed by an Executive Steering Committee led by our Chairman, President and CEO, demonstrating our top-down commitment to client satisfaction.

Disciplined and consistent financial approach.  We believe that our disciplined financial approach of focusing on maximizing earnings and maintaining a strong balance sheet provides a competitive advantage. We have a culture of continuous cost reduction, which includes minimizing waste, increasing efficiencies and throughput, and simplifying and streamlining processes. Continuous Improvement and Lean Manufacturing methodologies are among the tools that we use to improve manufacturing productivity and to ultimately maximize operating margins. We apply these same methodologies to our selling, general and administrative functions to create a truly Lean Enterprise. We also take a very disciplined approach to our capital allocation decisions. A key part of this discipline is a goal of having returns on investment exceed the cost of capital, whether the investments are related to purchasing the right equipment or investing in the right organic and inorganic strategic growth initiatives.

Distinct corporate culture.  We believe that our distinct corporate culture, which evolved from a core set of values conceived by the late founder Harry V. Quadracci, drives thoughtful decision-making, especially with regard to how we manage operations and create solutions that redefine print in a multichannel media landscape, and better positions us to prevail in the dynamic and competitive printing industry. We are led by an experienced management team with a proven track record in the printing industry that is committed to preserving our values-based culture. We invest in our employees in a variety of ways by providing technical, safety and continuous improvement training, personal improvement classes, financial and retirement planning and comprehensive health and wellness benefits. We believe that the empowerment, engagement and development of our employee owners foster a strong partnership approach within the business that delivers results.

Strategy

We remain focused on four primary strategic goals, which we believe will allow us to be successful despite ongoing economic and industry challenges. These four goals are as follows:

Transform the industry.  We believe that we are well positioned to transform the industry in the following three ways:

•                  Maximize the revenue clients derive from their marketing spend through media channel integration. As a printer and media channel integrator, we use a client-centric approach to help marketers and publishers connect strategy and content with multiple media channels to create measurable client value. Through our full range of integrated solutions, our clients benefit from better end user engagement, improved response and increased revenue derived from multichannel marketing campaigns.

•                  Minimize clients’ total cost of production and distribution by utilizing an efficient, innovative and fully-integrated U.S. national distribution network to provide enhanced value to clients through increased efficiency and postal cost-savings.

•                  Create opportunity through disciplined, value-driven industry consolidation that adds complementary capabilities, allowing us to provide an enhanced range of products and services and create significant efficiencies in the overall print production and distribution processes.

Maximize operational and technological excellence.  We utilize a disciplined return on capital framework to make significant investments in our print manufacturing platform and data management capabilities, resulting in what we believe is one of the most integrated, automated, efficient and modern manufacturing platforms in the industry. We have built a platform that encompasses a combination of mega plants (facilities greater than 1.0 million square feet) that produce a number of different product lines under one roof; mega zones where multiple facilities in close geographic proximity are managed as one large facility; and smaller strategically located facilities. In addition, a commitment to Lean Enterprise and a culture of continuous process improvement is a high priority throughout our organization and support our goal of being the low-cost producer in its industry.

Empower, engage and develop employees.  We believe that our distinct corporate culture encourages an organization-wide entrepreneurial spirit and an opportunistic mentality, where employees embrace responsibility, take ownership of projects and are encouraged to create solutions that advance our strategic goals. We reinforce with employees the eight core values that drive all of our business decisions: Trust in Trust, Do the Right Thing, Innovate, Grow, Believe in People, Make Money, Have Fun, and Do Things for the Rose (i.e., do things for the sake of excellence). We help employees keep current on skills through education and training programs offered on the job and in the classroom and demonstrate our care for employees through innovative benefits.

Enhance financial strength and create value.  Given current economic and industry challenges, we believe that our strategy to enhance financial strength and create shareholder value will contribute to our long-term success. Key components of this strategy are centered on our disciplined financial approach to maximize earnings and free cash flow; use of consistent financial policies to ensure we maintain a strong balance sheet and liquidity levels; and ability to retain the financial flexibility needed to strategically allocate and deploy capital.

Recent Business Acquisitions

On May 30, 2014, we completed the $100 million acquisition of Brown Printing Company (“Brown Printing”). Brown Printing provides magazine and catalog printing, distribution services and integrated media solutions to magazine publishers and catalog marketers in the United States.

On February 5, 2014, we completed the $12 million acquisition of Boston metro area based UniGraphic, Inc. (“UniGraphic”). The acquisition of UniGraphic enhances our commercial and specialty printing, in-store marketing, and digital and fulfillment solutions for businesses on the East Coast. The acquisition also strengthens our ability to service national retailers’ large-format and in- store marketing needs, adding an East Coast presence to our existing Midwest and West Coast locations.

On December 18, 2013, we completed the $49 million acquisition of Wisconsin based Proteus Packaging Corporation (“Proteus”) as well as its sister company Transpak Corporation (“Transpak”). Proteus is a designer and manufacturer of high-end paperboard packaging, offering packaging solutions for a wide variety of industries, including automotive, biotechnology, food, personal care, pharmaceuticals, software and electronics. Transpak is a full-service industrial packaging company, offering crating, packaging, warehousing, distribution and logistics services to destinations worldwide.

On November 7, 2013, we completed the $13 million acquisition of Novia CareClinics, LLC (“Novia”), an Indianapolis, Indiana healthcare solutions company. Novia develops and manages onsite and shared primary care clinics for small to medium sized companies and the public sector, such as school districts and city and county governments. Novia operates 50 clinics located throughout Indiana and four other states focusing on delivering advanced health and wellness solutions to employees and dependents.

On January 16, 2013, we completed the $265 million acquisition of substantially all of the assets of Vertis Holdings, Inc. (“Vertis”), which included an approximate $95 million payment for current assets that were in excess of normalized working capital requirements for a net purchase price of $170 million. Vertis was a leading provider of retail advertising inserts, direct marketing and in-store marketing solutions. The acquisition of Vertis enhanced our position as a leader in the production of retail advertising inserts, direct marketing and in-store marketing solutions that we can provide to our clients and enhanced our integrated offerings.

2014 Financing Transactions

In connection with the issuance of the Original Notes on April 28, 2014, we entered into a $1.6 billion amended and restated senior secured credit agreement. The $1.6 billion amended and restated senior secured credit agreement consists of: (i) an $850.0 million, five- year, revolving credit facility (the “Revolving Credit Facility”), (ii) a $450.0 million, five-year Term Loan A facility (the “Term Loan A Facility”) and (iii) a $300.0 million, seven-year Term Loan B facility (the “Term Loan B Facility” and, together with the Term Loan A Facility, the “Term Loan Facilities”; and together with the Revolving Credit Facility, the “Senior Secured Credit Facilities”). For additional information regarding the terms of the Senior Secured Credit Facilities, please see “Description of Other Indebtedness”.  The proceeds from the Senior Secured Credit Facility and the issuance of the Original Notes were used to (1) repay our previously existing revolving credit facility, Term Loan A, Term Loan B and the international term loan, (2) fund the acquisition of Brown Printing and (3) for general corporate purposes.  We received $294.8 million in net proceeds from the sale of the Original Notes, after deducting the initial purchasers’ discounts and commissions. The Senior Secured Credit Facilities and the Original Notes were entered into to extend and stagger our debt maturity profile, further diversify our capital structure and provide more borrowing capacity to better position us to execute on our strategic goals.

On October 10, 2014, we redeemed $108.8 million of our senior secured notes issued under a senior secured note agreement of September 1, 1995, and as last amended on November 24, 2014 (the “Existing Notes”), for $109.6 million, resulting in a loss on debt extinguishment to be recorded in the fourth quarter of 2014 of $0.8 million plus applicable transaction fees. We used our Revolving Credit Facility to effect the redemption. This redemption was primarily completed to reduce interest expense based on current London Interbank Offered Rates.

On November 24, 2014, we entered into an amendment to the senior secured note agreement governing our Existing Notes. The amendment, among other things, amended the financial covenants,  including the deletion of the minimum fixed charge coverage ratio and the minimum consolidated net worth requirements and the addition of a minimum interest coverage ratio, a maximum total leverage ratio and a maximum senior secured leverage ratio, which had the effect of aligning the financial covenants in the senior secured note agreement more closely with the financial covenants in our Senior Secured Credit Facilities.

On December 18, 2014, we entered into an amendment to the Senior Secured Credit Facilities. The amendment eliminates the “net debt” concept from the calculation of the “maximum total leverage ratio” and “maximum senior secured leverage ratio” in the Senior Secured Credit Facilities, and provides for elimination of the covenant which requires maintenance of a “minimum consolidated net worth.”

Corporate Information

We are a publicly traded Wisconsin corporation. Our common stock is listed on the New York Stock Exchange under the symbol “QUAD.” Our headquarters and principal executive offices are located at N61 W23044 Harry’s Way, Sussex, Wisconsin 53089-3995, and our telephone number is (414) 566-6000.

The Exchange Offer

Original Notes

We sold $300,000,000 aggregate principal amount of our 7.0% Senior Notes due 2022, which are (or, in the case of future subsidiaries, will be) jointly, severally, fully and unconditionally guaranteed on a senior unsecured basis by each of our existing and future domestic subsidiaries that is a borrower or guarantees indebtedness under our Senior Secured Credit Facilities or that guarantees certain of our other indebtedness or indebtedness of our domestic restricted subsidiaries (other than intercompany debt), to the initial purchasers on April 28, 2014. The initial purchasers resold the Original Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in transactions outside the United States pursuant to Regulation S under the Securities Act. All of our subsidiaries that currently guarantee the Notes are 100% owned by us.

Registration Rights Agreement

When we sold the Original Notes, we entered into a registration rights agreement with the initial purchasers in which we agreed, among other things, to provide you and all other holders of the Original Notes the opportunity to exchange your unregistered Original Notes for a new series of substantially identical Notes that we have registered under the Securities Act. The exchange offer is being made for that purpose.

New Notes

We are offering to exchange the Original Notes for 7.0% Senior Notes due 2022 that we have registered under the Securities Act, which will be jointly, severally, fully and unconditionally guaranteed on a senior unsecured basis by each of our existing and future domestic subsidiaries that is a borrower or guarantees indebtedness under our Senior Secured Credit Facilities or that guarantees certain of our other indebtedness or indebtedness of our domestic restricted subsidiaries (other than intercompany debt). All of our subsidiaries that currently guarantee the Notes are 100% owned by us. The terms of the New Notes and the Original Notes are substantially identical, except:

• the New Notes will be issued in a transaction that will have been registered under the Securities Act;

• the New Notes will not contain securities law restrictions on transfer; and

• the New Notes will not provide for the payment of additional interest.

The Exchange Offer

We are offering to exchange $1,000 principal amount of the New Notes for each $1,000 principal amount of your Original Notes. As of the date of this prospectus, there are $300,000,000 aggregate principal amount of our unregistered 7.0% Senior Notes due 2022 outstanding. For procedures for tendering, see “The Exchange Offer—Procedures for Tendering Original Notes.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2015, unless we extend it.

Resales of New Notes

We believe that the New Notes issued pursuant to the exchange offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if:

• you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

• you are acquiring the New Notes in the ordinary course of your business;

•                  you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution (within the meaning of the Securities Act) of the New Notes; and

• you are not acting on behalf of any person who could not truthfully make the foregoing representations.

If you are an affiliate of ours, or are engaging in or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the New Notes, then:

• you may not rely on the applicable interpretations of the staff of the Securities and Exchange Commission (the “SEC”);

• you will not be permitted to tender Original Notes in the exchange offer; and

• you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Original Notes.

Each participating broker-dealer that receives New Notes for its own account under the exchange offer in exchange for Original Notes that were acquired by the broker dealer as a result of market making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes.

Any broker-dealer that acquired Original Notes from us may not rely on the applicable interpretations of the staff of the SEC and must comply with registration and prospectus delivery requirements of the Securities Act (including being named as a selling security holder) in connection with any resales of the Original Notes or the New Notes.

See “The Exchange Offer—Procedures for Tendering Original Notes” and “Plan of Distribution.”

Acceptance of Original Notes and Delivery of New Notes

We will accept for exchange any and all Original Notes that are validly tendered in the exchange offer and not withdrawn before the offer expires. The New Notes will be delivered promptly following the exchange offer.

Withdrawal Rights	You may withdraw your tender of Original Notes at any time before the exchange offer expires.

Conditions of the Exchange Offer	The exchange offer is subject to the following conditions, which we may waive:

• the exchange offer, or the making of any exchange by a holder of Original Notes, will not violate any applicable law or interpretation by the staff of the SEC; and

•                  no action may be pending or threatened in any court or before any governmental agency with respect to the exchange offer that may impair our ability to proceed with the exchange offer.

See “The Exchange Offer—Conditions.”

Consequences of Failure to Exchange

If you are eligible to participate in the exchange offer and you do not tender your Original Notes, then you will not have further exchange or registration rights and you will continue to hold Original Notes subject to restrictions on transfer.

Federal Income Tax Consequences

The exchange of Original Notes for New Notes will not be taxable to a United States holder for federal income tax purposes. Consequently, you will not recognize any gain or loss upon receipt of the New Notes. See “Certain United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Accounting Treatment	We will not recognize any gain or loss on the exchange of Notes. See “The Exchange Offer—Accounting Treatment.”

Exchange Agent	U.S. Bank National Association is the exchange agent. See “The Exchange Offer—Exchange Agent.”

The New Notes

The following summary contains basic information about the New Notes and the New Note guarantees and is not intended to be complete. For a more complete understanding of the New Notes and the New Note guarantees, please refer to the section entitled “Description of New Notes” in this prospectus.

Issuer	Quad/Graphics, Inc.

Securities Offered	$300,000,000 aggregate principal amount of 7.0% Senior Notes due 2022.

Maturity Date	May 1, 2022.

Interest Rate	7.0% per year.

Interest Payment Dates	May 1 and November 1 of each year, commencing on November 1, 2014.

Optional Redemption

We may redeem some or all of the New Notes at any time prior to maturity, at a redemption price described in this prospectus. In addition, at any time prior to May 1, 2017, we may redeem up to 35% of the original principal amount of the Notes with the proceeds of certain equity offerings at a redemption price of 107.0% of the principal amount of the Notes, together with accrued and unpaid interest, if any, to, but excluding, the date of redemption. See “Description of New Notes—Optional Redemption.”

Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event (as defined in the indenture governing the Notes), you will have the right, as holders of the New Notes, to cause us to repurchase some or all of your Notes at 101% of their face amount, together with accrued and unpaid interest, to, but excluding, the repurchase date. See “Description of New Notes—Change of Control Triggering Event.”

Asset Disposition Offer

If we or any of our restricted subsidiaries sell assets, under certain circumstances, we will be required to use the net proceeds to make an offer to purchase Notes at an offer price in cash in an amount equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. See “Description of New Notes—Certain Covenants—Limitation on Asset Sales.”

Notes Guarantees

The New Notes will be guaranteed on a senior unsecured basis by each of our existing and future domestic subsidiaries that is a borrower or guarantees indebtedness under our Senior Secured Credit Facilities or that guarantees certain of our other indebtedness or indebtedness of our domestic restricted subsidiaries (other than intercompany debt). Under certain circumstances, subsidiary guarantors may be released from their Note guarantees without the consent of the holders of Notes. See “Description of New Notes—Guarantees.” All of our subsidiaries that currently guarantee the Notes are 100% owned by us.

For the nine months ended September 30, 2014, our non-guarantor subsidiaries:

•                  represented approximately 13% of our total net sales; and

•                  represented approximately (10)% of our operating income from continuing operations.

As of September 30, 2014, our non-guarantor subsidiaries:

•                  represented approximately 15% of our total assets; and

•                  had $265 million of total liabilities, including trade payables but excluding intercompany liabilities.

Ranking

The New Notes and the New Note guarantees will be our and the subsidiary guarantors’ senior unsecured obligations and will:

•                  rank senior in right of payment to all of our and the subsidiary guarantors’ future subordinated indebtedness;

•                  rank equally in right of payment with all of our and the subsidiary guarantors’ existing and future senior indebtedness;

•                  be effectively subordinated to any of our and the subsidiary guarantors’ existing and future secured debt, including indebtedness under our Senior Secured Credit Facilities and our Existing Notes, to the extent of the value of the collateral securing such indebtedness; and

•                  be structurally subordinated to obligations of our subsidiaries that are not guarantors.

As of September 30, 2014:

•                  we had $1,622.3 million of total indebtedness (including the Notes);

•                  $847.0 million of such amount was secured indebtedness under our Senior Secured Credit Facilities (excluding an additional $57.8 million represented by outstanding letters of credit under the Revolving Credit Facility), all of which is effectively senior to the Notes, to the extent of the value of the collateral securing such indebtedness;

•                  $436.5 million of such amount was secured indebtedness under the Existing Notes, all of which is effectively senior to the Notes, to the extent of the value of the collateral securing such indebtedness;

•                  we had commitments available to be borrowed under the Revolving Credit Facility of up to $686.0 million, all of is effectively senior to the Notes to the extent of the value of the collateral securing such indebtedness (after giving effect to $57.8 million of outstanding letters of credit); and

•                  our non-guarantor subsidiaries had $265.0 million of total liabilities (including trade payables), all of which is structurally senior to the Notes.

Covenants	The indenture governing the Notes, among other things, limits our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness and guarantee indebtedness;

• pay dividends on our capital stock or repurchase our capital stock and make certain other restricted payments;

• enter into agreements limiting dividends and certain other restricted payments;

• prepay, redeem or repurchase subordinated debt;

• grant liens on our assets;

• enter into sale and leaseback transactions;

• merge, consolidate or transfer or dispose of substantially all of our assets;

• sell, transfer or otherwise dispose of property and assets; and

• engage in transactions with affiliates.

These covenants are subject to a number of important exceptions and qualifications. For more details, see “Description of New Notes.” Certain covenants will not apply to the Notes for so long as the Notes have investment grade ratings from both Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”).

Absence of Public Market for the New Notes

The New Notes will be a new class of securities for which there is currently no established trading market. We do not intend to apply for a listing of the New Notes on any securities exchange or an automated dealer quotation system. Accordingly, a liquid market for the New Notes may not develop. Certain of the initial purchasers have advised us that they currently intend to make a market in the New Notes. However, they are not obligated to do so, and any market making with respect to the New Notes may be discontinued without notice.

Risk Factors

The Notes involve substantial risk. Prospective investors should carefully consider, along with the other information in this prospectus, the specific factors set forth under “Risk Factors” for risks involved with an investment in the Notes.

Summary Consolidated Financial Information and Other Data

The following table provides a summary of the consolidated financial and other data for Quad/Graphics, Inc. and its subsidiaries for the periods and at the dates indicated. The summary consolidated statements of operations data for the years ended December 31, 2013, 2012 and 2011, and the summary consolidated balance sheet data at December 31, 2013 and 2012, have been derived from the audited consolidated financial statements of the Company incorporated by reference in this prospectus. The summary consolidated balance sheet data at December 31, 2011 has been derived from the audited consolidated financial statements of the Company that are not incorporated by reference in this prospectus. The summary condensed consolidated statements of operations data for the nine months ended September 30, 2014 and 2013, and the summary condensed consolidated balance sheet data at September 30, 2014, have been derived from the unaudited condensed consolidated financial statements of the Company incorporated by reference in this prospectus. The summary condensed consolidated balance sheet data at September 30, 2013 has been derived from the unaudited condensed consolidated financial statements of the Company that are not incorporated by reference in this prospectus. The comparability of the Company’s results of operations between periods was significantly impacted by acquisitions and dispositions. In addition, the cash flows of the Company’s Canadian operations have not been reported as discontinued operations and thus are included in all cash flow analysis through the disposition date of March 1, 2012. You should read the information in conjunction with, and such information is qualified in its entirety by reference to, our historical financial statements and the accompanying notes thereto and “Selected Consolidated Financial Information and Other Data” incorporated by reference or included elsewhere in this prospectus. Results for the nine months ended September 30, 2014 are not necessarily indicative of the results to be expected for the full year. The unaudited interim period financial information reflects all normal recurring adjustments, in the opinion of our management, necessary for a fair presentation for the periods shown. The summary historical consolidated financial and other data may not be indicative of future performance.

Nine Months Ended	Year ended December 31,
2014	2013	2013	2012	2011
(In millions)
Consolidated Statements of Operations Data:
Net sales	$3,438.2	$3,446.3	$4,795.9	$4,094.0	$4,324.6
Cost of sales	2,762.9	2,753.8	3,801.9	3,183.5	3,302.1
Operating expenses
Selling, general and administrative expenses	310.9	312.6	416.0	347.1	407.0
Depreciation and amortization	253.4	258.7	340.5	338.6	344.6
Restructuring, impairment and transaction-related charges(1)	45.9	82.9	95.3	118.3	114.0
Total operating expenses	3,373.1	3,408.0	4,653.7	3,987.5	4,167.7
Operating income from continuing operations(1)	$65.1	$38.3	$142.2	$106.5	$156.9
Interest expense	69.5	64.1	85.5	84.0	108.0
Loss on debt extinguishment(2)	6.0	—	—	—	34.0
Earnings (loss) from continuing operations before income taxes and equity in earnings (loss) of unconsolidated entities	(10.4)	(25.8)	56.7	22.5	14.9
Income tax expense (benefit)	(7.7)	1.3	23.3	(31.5)	26.0
Earnings (loss) from continuing operations before equity in earnings (loss) of unconsolidated entities	(2.7)	(27.1)	33.4	54.0	(11.1)
Equity in earnings (loss) of unconsolidated entities	(4.8)	(2.0)	(2.5)	2.3	3.1
Net earnings (loss) from continuing operations	$(7.5)	$(29.1)	$30.9	$56.3	$(8.0)
Loss from discontinued operations, net of tax(3)	—	—	—	(3.2)	(38.6)
Gain on disposal of discontinued operations, net of tax(3)	—	—	—	34.0	—
Net earnings (loss)(1)	$(7.5)	$(29.1)	$30.9	$87.1	$(46.6)
Net (earnings) loss attributable to noncontrolling interests	0.3	0.9	1.6	0.3	(0.3)
Net earnings (loss) attributable to Quad/Graphics common shareholders(1)	$(7.2)	$(28.2)	$32.5	$87.4	$(46.9)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$18.8	$20.3	$13.1	$16.9	$25.6
Total assets	4,268.6	4,248.6	4,165.7	4,098.9	4,735.2
Long-term debt and capital lease obligations (excluding current portion)	1,514.9	1,396.8	1,272.2	1,227.0	1,367.7
Total liabilities	3,047.5	3,087.6	2,878.1	2,863.2	3,428.3
Total shareholders’ equity	1,221.1	1,161.0	1,287.6	1,235.7	1,303.4
Working capital(4)	377.0	288.5	181.0	222.4	303.9

Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$74.8	$219.4	$441.1	$354.2	$371.1
Net cash used in investing activities	(214.3)	(346.1)	(430.6)	(70.1)	(184.3)
Net cash provided by (used in) financing activities	144.3	133.3	(10.2)	(285.6)	(173.5)

Other Financial Data:
Purchases of property, plant and equipment	$113.1	$117.6	$149.5	$103.5	$168.3
Ratio of earnings to fixed charges(5)	0.9	x	0.7	x	1.6	x	1.3	x	1.2	x

(1)                                Operating results from continuing operations for the years ended December 31, 2013, 2012 and 2011, and for the nine months ended September 30 2014 and 2013, were affected by the following restructuring, impairment and transaction-related charges:

	Nine Months Ended September 30,		Year ended December 31,
	2014	2013	2013	2012	2011
	In millions
Employee termination charges (a)	$21.1	$12.6	$15.7	$27.2	$29.5
Impairment charges (b)	6.2	18.5	21.8	23.0	13.8
Transaction-related charges (c)	1.7	3.5	4.0	4.1	2.9
Integration costs (d)	8.7	21.3	25.2	44.6	61.3
Gain on collection of note receivable (e)	—	—	—	(2.4)	(15.6)
Other restructuring charges net (f)	8.2	27.0	28.6	21.8	22.1
Restructuring, impairment and transaction-related charges from continuing operations	$45.9	$82.9	$95.3	$118.3	$114.0

(a)                                 Employee termination charges were related to workforce reductions through facility consolidations and involuntary separation programs.

(b)                                 Impairment charges were for certain buildings and equipment no longer being utilized in production as a result of facility consolidations.

(c)                                  Transaction-related charges consisted of professional service fees related to business acquisition and divestiture activities.

(d)                                 Integration costs were primarily related to preparing existing facilities to meet new production requirements resulting from work transferring from closed plants, as well as other costs related to the integration of the acquired companies.

(e)                                  Gain on the collection of a note receivable for the year ended December 31, 2012, was related to a settlement of a disputed pre-acquisition World Color Press Inc. (“World Color Press”) note receivable. Gain on the collection of a note receivable for the year ended December 31, 2011, was related to the June 2008 sale of World Color Press’s European operations.

(f)                                   Other restructuring charges, net, were primarily from costs to maintain and exit closed facilities, as well as lease exit charges. Other restructuring charges, net, in the year ended December 31, 2013, are presented net of a $2.1 million pension plan settlement gain. Other restructuring charges, net, are presented net of pension and postretirement curtailment gains of $12.8 million and $7.0 million for the years ended December 31, 2012 and 2011, respectively.

The Company expects to incur additional restructuring and integration costs in future reporting periods in connection with the restructuring program that began in 2010 related to eliminating excess manufacturing capacity and properly aligning its cost structure as part of the integration of the July 2, 2010 World Color Press acquisition, the September 8, 2011 Transcontinental Mexico acquisition, the January 16, 2013 Vertis acquisition, the May 30, 2014 Brown Printing acquisition and other cost reduction programs.

(2)                                 A $34.0 million loss on debt extinguishment was recognized in the year ended December 31, 2011 as part of entering into our former credit facility on July 26, 2011. A $6.0 million loss of debt extinguishment was recognized in the nine months ended September 30, 2014 as part of entering into our Original Notes and Senior Secured Credit Facilities on April 28, 2014.  The losses represent certain debt issuance costs that were expensed.

(3)                                 The results of operations of the Company’s Canadian operations have been reported as discontinued operations for all periods presented. Loss from discontinued operations, net of tax, decreased $35.4 million during the year ended December 31, 2012, to a $3.2 million loss, which primarily reflects the sale of the Company’s Canadian operations on March 1, 2012, and the effect of reporting two months of activity as opposed to twelve months for the year ended December 31, 2011. This $3.2 million loss was offset by a gain on disposal of discontinued operations, net of tax, of $34.0 million, resulting in $30.8 million of earnings from discontinued operations for the year ended December 31, 2012.

(4)                                 Working capital represents current assets (excluding short-term restricted cash) less current liabilities.

(5)                                 For purposes of calculating the ratios of earnings to fixed charges, earnings consist of earnings (loss) from continuing operations before income taxes and equity in earnings (loss) of unconsolidated entities, plus fixed charges and amortization of capitalized interest and distributed income of equity investees, less capitalized interest and noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed, interest capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense.  The ratio of earnings to fixed charges for the years ended December 31, 2010 and 2009 were 0.8 x and 1.8 x, respectively.  Earnings were insufficient to cover fixed charges for the nine months ended September 30, 2014 and 2013 by $9.6 million and $20.2 million, respectively, and for the year ended December 31, 2010 by $25.1 million.  Accordingly, the ratio of earnings to fixed charges was less than 1:1.

RISK FACTORS

You should carefully consider the risks described below, in addition to the other information contained or incorporated by reference in this prospectus, before deciding whether to exchange your Original Notes for New Notes.  The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business

Quad/Graphics operates in a highly competitive industry.

The industry in which the Company operates is highly competitive. The printing industry, with approximately 47,000 companies in the United States, is highly fragmented. Although there has been industry consolidation, particularly in the past decade, the largest 400 printers in the printing industry (excluding newspaper printing) still only represent approximately 55% of the United States and Canadian markets, according to the 2013 Printing Impressions PI400 and the PIA/GATF 2012 Print Market Atlas. The Company competes for commercial business not only with large and mid-sized printers, but also with smaller regional printers. In certain circumstances, due primarily to factors such as freight rates and client preference for local services, printers with better access to certain regions of a given country may be preferred by clients in such regions.

In recent years, the printing industry has experienced a reduction in demand for printed materials and overcapacity due to various factors including adverse economic conditions and competition from alternative sources of communication, including email, the internet, electronic readers, interactive television and electronic retailing. The impacts of overcapacity and intense competition have led to continued downward pricing pressures. Printing industry revenues may continue to decrease in the future. Some of the industries that the Company services have been subject to consolidation efforts, leading to a smaller number of potential clients. Furthermore, if the smaller clients of Quad/Graphics are consolidated with larger companies using other printing companies, the Company could lose its clients to competing printing companies.

The printing industry is highly competitive and expected to remain so. Any failure on the part of the Company to compete effectively in the markets it serves could have a material adverse effect on its results of operations, financial condition or cash flows and could require changes to the way it conducts its business or require it to reassess strategic alternatives involving its operations.

Significant downward pricing pressure and fluctuating demand for printing services caused by factors outside of the Company’s control may adversely affect the Company.

The Company has experienced significant downward pricing pressures for printing services in the past, and pricing for printing services has declined significantly in recent years. Such pricing may continue to decline from current levels. In addition, demand for printing services has fluctuated in recent years and may continue to fluctuate. Any increases in the supply of printing services or decreases in demand could cause prices to continue to decline, and prolonged periods of low prices, weak demand and/or excess supply could have a material adverse effect on the Company’s business growth, results of operations and liquidity.

Quad/Graphics may not be able to reduce costs and improve its operating efficiency rapidly enough to meet market conditions.

Because the markets in which the Company competes are highly competitive, Quad/Graphics will need to continue to improve its operating efficiency in order to maintain or improve its profitability. There is no assurance that the Company will be able to do so in the future. In addition, the need to reduce ongoing operating costs have and, in the future, may continue to result in significant up-front costs to reduce workforce, close or consolidate facilities, or upgrade equipment and technology.

The impact of electronic media and similar technological changes including the substitution of printed products for digital content may continue to adversely affect the results of the Company’s operations.

The media landscape is experiencing rapid change due to the impact of electronic media and digital content on printed products. Improvements in the accessibility and quality of digital media through the online distribution and hosting of media content, mobile technologies, e-reader technologies, electronic retailing and the digital distribution of documents and data has resulted and may continue to result in increased consumer substitution. Continued consumer acceptance of such digital media, as an alternative to print materials, is uncertain and difficult to predict and may decrease the demand for the Company’s printed products, result in reduced pricing for its printing services and additional excess capacity in the printing industry and adversely affect the results of the Company’s operations.

Changes in postal rates, postal regulations and postal services may adversely impact demand for Quad/Graphics’ products and services.

Postal costs are a significant component of the cost structures of many of the Company’s clients, and potential clients, and postal rate changes can influence the number of pieces that these clients will be willing to mail. Any resulting decline in print volumes mailed could have an adverse effect on the Company’s business. In addition, integrated distribution with the postal service is an important component of the Company’s business. Any material change in the current service levels provided by the postal service could impact the demand that clients have for print services. The United States Postal Service (“USPS”) has reported net losses in the last five fiscal years and has estimated a net loss for its current fiscal year and, as a result, has come under increased pressure to adjust its postal rates and service levels. Late in 2013, the USPS went before the Postal Regulatory Commission (“PRC”) and requested to increase postage due to “exigent” circumstances. The PRC granted the USPS with the authority to increase rates through a temporary two-year surcharge. This action by the USPS resulted in postage rates being increased by 6.0% on January 26, 2014. The increase includes the normal and expected annual Consumer Price Index (“CPI”) increase of 1.7% and an additional 4.3% temporary exigency-based increase. This unexpected increase may cause some of the Company’s clients to reduce mail volumes and explore the use of alternative sources of communication.

Future declines in economic conditions may adversely affect the Company’s results of operations.

In general, demand for the Company’s products and services is highly related to general economic conditions in the markets our clients serve. Declines in economic conditions in the United States or in other countries in which the Company operates may adversely impact the Company’s financial results and these impacts may be material. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity has resulted and may continue to result in declines in prices for the Company’s products and services. In addition, a prolonged decline in the global economy and an uncertain economic outlook has and could further reduce the demand in the printing industry. Economic weakness and constrained advertising spending have resulted, and may in the future result, in decreased revenue, operating margin, earnings and growth rates and difficulty in managing inventory levels and collecting accounts receivable. The Company has experienced, and expects to experience in the future, excess capacity and lower demand due to economic factors affecting consumers’ and businesses’ spending behavior. Uncertainty about future economic conditions makes it difficult for the Company to predict results of operations, financial position and cash flows and to make strategic decisions regarding the allocation and deployment of capital.

A significant portion of Quad/Graphics’ revenues are derived from long-term contracts with clients, which may not be renewed on similar terms and conditions, or may not be renewed at all. In addition, clients may not perform under such contracts for their duration due to financial or other reasons or due to client consolidation. The failure to renew such contracts on similar terms or at all or the failure of clients to perform under such contracts could materially adversely affect Quad/Graphics’ results of operations, financial condition and cash flows.

The Company has historically derived a significant portion of its revenue from long-term contracts with significant clients. If the Company loses significant clients, is unable to renew such contracts on similar terms and conditions, or at all, or is not awarded new long-term contracts with important clients in the future, its results of operations, financial condition and cash flows may be adversely affected.

The Company is exposed to risks of loss in the event of nonperformance by its clients. Some of the Company’s clients are highly leveraged or otherwise subject to their own operating and regulatory risks. Even if the Company’s credit review and analysis mechanisms work properly, the Company may experience financial losses and loss of future business if its clients become bankrupt, insolvent or otherwise are unable to pay the Company for its work performed. Any increase in the nonpayment or nonperformance by clients could adversely affect the Company’s results of operations and financial condition.

Certain of the industries in which the Company’s clients operate are seeing consolidation. When client consolidation occurs, it is possible that the volume of work performed by the Company for a client after the consolidation will be less than it was before the consolidation or that the client’s work will be completely moved to competitors. Any such reduction or loss of work could adversely affect the Company’s results of operations and financial condition.

If Quad/Graphics fails to identify, manage, complete and integrate acquisitions, investment opportunities or other significant transactions, it may adversely affect the Company’s future results.

As part of Quad/Graphics growth strategy, the Company may pursue acquisitions of, investment opportunities in or other significant transactions with companies that are complementary to the Company’s business. In order to pursue this strategy successfully, the Company must identify attractive acquisition or investment opportunities, successfully complete the transaction, some of which may be large and complex, and manage post-closing issues such as integration of the acquired company or employees. Quad/Graphics may not be able to identify or complete appealing acquisition or investment opportunities given the intense competition for these transactions. Even if the Company identifies and completes suitable corporate transactions, the Company may not be able to successfully address inherent risks in a timely manner, or at all. These inherent risks include, among other things: (1) failure to successfully integrate the purchased operations, technologies, products or services and maintain uniform standard controls, policies and procedures; (2) substantial unanticipated integration costs; (3) loss of key employees including those of the acquired business; (4) diversion of management’s attention from other operations; (5) failure to retain the clients of the acquired business; (6) failure to achieve any projected synergies and performance targets; (7) additional debt and/or assumption of known or unknown liabilities; (8) potential dilutive issuances of equity securities; and (9) a write-off of goodwill, client lists, other intangibles and amortization of expenses. If the Company fails to successfully integrate an acquisition, the Company may not realize all or any of the anticipated benefits of the acquisition, and our future results of operations could be adversely affected. In addition, the diversion of management’s attention from the Company’s other operations due to these acquisitions and integration effort could adversely affect its business and have a negative financial impact.

Quad/Graphics’ entry into additional markets increases the complexity of the Company’s business, and if the Company is unable to successfully adapt its business processes as required by these new markets, the Company will be at a competitive disadvantage and its ability to grow will be adversely affected.

As the Company expands its product line to provide additional marketing and publishing channels, the overall complexity of the Company’s business increases at an accelerated rate and the Company becomes subject to different market dynamics. The new markets into which Quad/Graphics is expanding, or may expand, may have different characteristics from the markets in which the Company currently competes. These different characteristics may include, among other things, demand volume requirements, demand seasonality, product generation development rates, client concentrations and performance and compatibility requirements. The Company’s failure to make the necessary adaptations to its business model to address these different characteristics, complexities and new market dynamics could adversely affect the Company’s operating results.

Quad/Graphics may be adversely affected by increases in its operating costs, including the cost and availability of raw materials, labor-related costs, fuel and other energy costs and freight rates.

Paper, ink and energy are the primary raw materials used by the Company in the operation of its business. The price of such raw materials has fluctuated over time and has caused fluctuations in the Company’s net sales and cost of sales. This volatility may continue and Quad/Graphics may experience increases in the costs of its raw materials in the future as prices in the overall paper, ink and energy markets are expected to remain beyond its control.

In general, the Company has been able to pass along increases in the cost of paper to many of its clients. If the Company is unable to continue to pass along increases in the cost of paper to its clients, future increases in paper costs would adversely affect its margins and profits. If Quad/Graphics passes along increases in the cost of paper and the price of the Company’s products and services increases as a result, client demand could be adversely affected and thereby negatively impact Quad/Graphics’ financial performance.

Quad/Graphics is dependent upon the vendors within the Company’s supply chain to maintain a steady supply of inventory, parts and materials. Many of the Company’s products are dependent upon a limited number of suppliers, and significant disruptions could adversely affect operations. Under recent market conditions, including the tightening credit market, it is possible that one or more of the Company’s suppliers will be unable to fulfill their operating obligations due to financial hardships, liquidity issues or other reasons related to the prolonged market recovery.

Due to the significance of paper in the Company’s business, it is dependent on the availability of paper. In periods of high demand, certain paper grades have been in short supply, including grades used in the Company’s business. In addition, during periods of tight supply, many paper producers allocate shipments of paper based upon historical purchase levels of customers. Although Quad/Graphics generally has not experienced significant difficulty in obtaining adequate quantities of paper, unforeseen developments in the overall paper markets could result in a decrease in the supply of paper and could adversely affect the Company’s revenues or profits.

In addition, the Company may not be able to resell waste paper and other by-products or the prices received for their sale may decline substantially.

The Company has less frequently been able to pass along increases in the cost of ink and energy to its clients. If the Company is unable to pass along increases in the cost of ink and energy, future increases in these items would adversely affect its margins and profits. If Quad/Graphics is able to pass along increases in the costs of ink and energy and the price of the Company’s products and services increases as a result, client demand could be adversely affected and thereby negatively impact Quad/Graphics’ financial performance.

Labor represents a significant component of the cost structure of Quad/Graphics. Increases in wages, salaries and benefits, such as medical, dental, pension and other post-retirement benefits, may impact the Company’s financial performance. Changes in interest rates, investment returns or the regulatory environment may impact the amounts the Company will be required to contribute to the pension plans that it sponsors and may affect the solvency of these pension plans.

Freight rates and fuel costs also represent a significant component of the Company’s cost structure. In general, the Company has been able to pass along increases in the cost of freight and fuel to many of its clients. If the Company is not able to pass along a substantial portion of increases in freight rates or in the price of fuel, future increases in these items would adversely impact the Company’s margin and profits. If Quad/Graphics passes along increases in the cost of freight and fuel and the price of the Company’s products and services increases as a result, client demand could be adversely affected and thereby negatively impact Quad/Graphics’ financial performance.

Quad/Graphics and its facilities are subject to various consumer protection and privacy laws and regulations, and will become subject to additional laws and regulations in the future, which may subject the Company to material liability, require it to incur material costs or otherwise adversely affect its results of operations.

Quad/Graphics and its clients may be subject to various United States and foreign consumer protection, information security, data privacy and “do not mail” requirements at the federal, states, provincial and local levels. Regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection and privacy. In addition, the interpretation and application of consumer and data protection laws in the United States and elsewhere are often fluid and uncertain. To the extent that the Company or its clients become subject to additional or more stringent requirements, demand for the Company’s services may decrease, which could adversely affect the Company’s results of operations. In addition, such laws may be interpreted and applied in a manner inconsistent with our internal policies. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

If Quad/Graphics is not able to take advantage of technological developments in the printing industry on a timely basis, the Company may experience a decline in the demand for its services, be unable to implement its business strategy and experience reduced profits.

The printing industry is experiencing rapid change as new technologies are developed that offer clients an array of choices for their marketing and publication needs. In order to grow and remain competitive, the Company will need to adapt to future changes in technology, enhance the Company’s existing offerings and introduce new offerings to address the changing demands of clients. If Quad/Graphics is unable to meet future challenges from competing technologies on a timely basis or at an acceptable cost, the Company could lose clients to competitors. In general, the development of new communication channels inside and outside the printing and media solutions industry requires the Company to anticipate and respond to the varied and continually changing demands of clients. The Company may not be able to accurately predict technological trends or the success of new services in the market.

Changes in the legal and regulatory environment could limit the Company’s business activities, increase its operating costs, reduce demand for its products or result in litigation.

The conduct of the Company’s businesses is subject to various laws and regulations administered by federal, state and local government agencies in the United States, as well as to foreign laws and regulations administered by government entities and agencies in markets in which the Company operates. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of political, economic or social events. Such regulatory environment changes may include changes in environmental laws, requirements of United States and foreign occupational health and safety laws, accounting standards and taxation requirements. Changes in laws, regulations or governmental policy and the related interpretations may alter the environment in which Quad/Graphics does business and, therefore, may impact its results or increase its costs or liabilities.

In addition, the Company and its subsidiaries are party to a variety of legal and environmental remediation obligations arising in the normal course of business, as well as environmental remediation and related indemnification proceedings in connection with certain historical activities, former facilities and contractual obligations of acquired businesses. Permits are required for the operation of certain parts of the Company’s business, and these permits are subject to renewal, modification and, in some circumstances, revocation. Due to regulatory complexities, uncertainties inherent in litigation and the risk of unidentified contaminants on current and former properties, the potential exists for remediation, liability and indemnification costs to differ materially from the costs the Company has estimated. Quad/Graphics cannot assure you that the Company’s costs in relation to these matters will not exceed its established liabilities or otherwise have an adverse effect on its results of operations.

Various laws and regulations addressing climate change are being considered at the federal and state levels. Proposals under consideration include limitations on the amount of greenhouse gas that can be emitted (so-called “caps”) together with systems of trading allowed emissions capacities. The impacts of such proposals could have a material adverse impact on the Company’s financial condition and results of operations.

An other than temporary decline in operating results and enterprise value could lead to non-cash impairment charges due to the impairment of goodwill, other intangible assets and property, plant and equipment.

The Company has a material amount of goodwill, other intangible assets and property, plant and equipment on its balance sheet, due in part to acquisitions. As of September 30, 2014, the Company had the following long-lived assets on its consolidated balance sheet included elsewhere in this prospectus:

•                                          Goodwill, representing the excess of the total purchase price for its acquisitions over the fair value of the net assets acquired, of $772.1 million;

•                                          Other intangible assets, primarily representing the fair value of customer relationships acquired, of $177.6 million; and

•                                          Property, plant and equipment of $1,921.4 million.

As of September 30, 2014, these assets represented approximately 67% of the Company’s total assets. The Company evaluates goodwill for impairment on an annual basis or more frequently if impairment indicators are present based on the estimated fair value of each reporting unit. The Company assesses impairment of other intangible assets and property, plant and equipment based upon the expected future cash flows of the respective assets. These valuations include management’s estimates of sales, profitability, cash flow generation, capital structure, cost of debt, interest rates, capital expenditures and other assumptions. A decline in expected profitability, significant negative industry or economic trends, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of the assets or in entity structure, and divestitures may adversely impact the assumptions used in the valuations. As a result, the recoverability of these assets could be called into question and the Company could be required to write down or write off these assets. Such an occurrence could have a material adverse effect on the Company’s results of operations and financial position.

There are risks associated with the Company’s operations outside of the United States.

Although the substantial majority of the Company’s business activity takes place in the United States, a portion of Quad/Graphics net sales are derived from operations in foreign countries. The Company has wholly-owned subsidiaries, majority-owned controlled subsidiaries and other ownership investments in Argentina, Brazil, Chile, Colombia, India, Mexico, Peru and Poland. Net sales from the Company’s wholly-owned and majority-owned controlled subsidiaries outside of the United States accounted for approximately 10%, 12% and 12% of its consolidated net sales for the years ended December 31, 2013, 2012 and 2011, respectively.

As a result, the Company is subject to the risks inherent in conducting business outside of the United States, including, but not limited to: the impact of economic and political instability; fluctuations in currency values, foreign-currency exchange rates, devaluation and conversion restrictions; exchange control regulations and other limits on our ability to import raw materials or finished product; tariffs and other trade barriers; political and economic instability; trade restrictions and economic embargoes by the United States or other countries; social unrest, acts of terrorism, force majeure, war or other armed conflicts; inflation and fluctuations in interest rates; language barriers; difficulties in staffing, training, employee retention and managing international operations; logistical and communications challenges; differing local business practices and cultural consideration; restrictions on the ability to repatriate funds; foreign ownership restrictions and the potential for nationalization or expropriation of property or other resources; longer accounts receivable payment cycles; potential adverse tax consequences and being subject to different legal and regulatory regimes that may preclude or make more costly certain initiatives or the implementation of certain elements of its business strategy. Any international expansion or acquisition that the Company undertakes could amplify these risks related to operating outside of the United States.

Quad/Graphics is exposed to the economic and political conditions in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. As a consequence, the Company’s business and operations have been, and could be in the future, affected from time to time to varying degrees by economic and political developments and other material events affecting the Argentine economy.

The Company could be adversely affected by engaging in business practices that are in violation of United States and foreign anti-corruption regulations such as the United States Foreign Corrupt Practices Act. The Company operates in parts of the world with developing economies that have experienced governmental corruption to some degree, and in certain circumstances, strict compliance with anti-corruption laws may conflict with local customs and practices. There can be no assurance that all of our employees, contractors or agents, including those representing us in countries where practices which violate anti-corruption laws may be customary, will not take actions in violation of our policies and procedures. The failure to comply with the laws governing international business practices may result in substantial penalties and fines.

Quad/Graphics may be required to make capital expenditures to maintain its platform and processes and to remain technologically and economically competitive, which may increase its costs or disrupt its operations.

The Company may need to make significant capital expenditures as it develops and continues to maintain its platform and processes. The Company also may be required to make capital expenditures to develop and integrate new technologies to remain technologically and economically competitive. In order to accomplish this effectively, the Company will need to deploy its resources efficiently, maintain effective cost controls and bear potentially significant market and raw material risks. If the Company’s revenues decline, it may impact the Company’s ability to expend the capital necessary to develop and implement new technology and be economically competitive. Debt or equity financing, or cash generated from operations, may not be available or sufficient for these requirements or for other corporate purposes or, if debt or equity financing is available, it may not be on terms favorable to the Company.

Quad/Graphics’ revenue is subject to cyclical and seasonal variations.

The Company’s business is seasonal, with Quad/Graphics recognizing the majority of its operating income in the third and fourth quarters of the financial year, primarily as a result of the increased magazine advertising page counts and retail inserts, catalogs and books from back-to-school and holiday related advertising and promotions. Within any year, this seasonality could adversely affect the Company’s cash flows and results of operations.

The Company has significant liabilities with respect to defined benefit pension plans and other postretirement benefits that could grow in the future and cause the Company to incur additional costs.

As a result of the 2010 acquisition of World Color Press, the Company sponsors defined benefit pension plans for certain of its employees in the United States. The majority of the plans’ assets are held in North American and global equities and fixed income or debt securities. The asset allocation as of December 31, 2013, was approximately 67% equity securities and 33% debt securities.

As of December 31, 2013, the Company had underfunded pension and other postretirement benefit liabilities of approximately $111 million for defined benefit plans and other postretirement benefits plans in the United States. Under current United States pension law, pension funding deficits are generally required to be funded over a seven-year period. In 2014, under current pension law, the contributions required to such plans are expected to total approximately $40 million. These pension deficits may increase or decrease depending on changes in the levels of interest rates, pension plan investment performance, pension legislation and other factors. Declines in global, and in particular North American, equity markets would increase the Company’s potential pension funding obligations. Any significant increase in the Company’s required contributions could have a material adverse impact on its business, financial condition, results of operations and cash flows.

In addition to the single employer defined benefit plans described above, the Company participates in multiemployer pension plans (“MEPPs”) in the United States. Prior to the acquisition of World Color Press by Quad/Graphics, World Color Press received notice that certain plans in which it participated were in critical status, as defined in Section 432 of the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). As a result, the Company could have been subject to increased contribution rates associated with these plans or other MEPP’s suffering from declines in their funding levels. Due to the significantly underfunded status of the United States multiemployer plans and the potential increased contribution rates, the Company withdrew from participation in these multiemployer plans and has replaced these pension benefits with a Company-sponsored “pay as you go” defined contribution plan, which is historically the form of retirement benefit provided to the Company’s employees.

As of December 31, 2013, the Company estimates and has recorded in its financial statements a pre-tax withdrawal liability for all United States multiemployer plans of approximately $73.0 million in the aggregate. The Company currently is in arbitration with the multiemployer plans’ trustees and arbitrators have been selected. Until discussions with the multiemployer plans’ trustees are concluded, the exact amount of the withdrawal liability will not be known, and, as such, a difference from the recorded estimate could have an adverse effect on the Company’s results of operations, financial position and cash flows.

The Company is heavily dependent on its Chief Executive Officer, its management team and key personnel.

The Company’s continued success depends, in part, on the retention, recruitment and continued contributions of key management, finance, sales and marketing personnel, some of whom could be difficult to replace. The Company’s success is largely dependent upon its senior management team, led by its Chief Executive Officer and other key managers. The loss of any one or more of such persons could have an adverse effect on the Company’s business and financial condition.

The Company may not be able to utilize deferred tax assets to offset future taxable income.

As of December 31, 2013, the Company had deferred tax assets, net of valuation allowances, of $344.4 million on the consolidated balance sheet included elsewhere in this prospectus. The Company expects to utilize the deferred tax assets to reduce consolidated income tax liabilities over a period of time not to exceed 20 years. However, the Company may not be able to fully utilize the deferred tax assets if its future taxable income and related income tax liability is insufficient to permit their use. In addition, in the future, the Company may be required to record a valuation allowance against the deferred tax assets if the Company believes it is unable to utilize them, which would have an adverse effect on the Company’s results of operations and financial position.

Quad/Graphics may be adversely affected by interest rates and foreign exchange rates.

As of September 30, 2014, approximately 53% of the Company’s borrowings were subject to variable interest rates (primarily under the Company’s Senior Secured Credit Facilities). As a result, the Company is exposed to market risks associated with fluctuations in interest rates, and increases in interest rates could adversely affect the Company.

Because a portion of the Company’s operations are outside of the United States, significant revenues and expenses are denominated in local currencies. Although operating in local currencies may limit the impact of currency rate fluctuations on the results of operations of the Company’s non-U.S. subsidiaries and business units, fluctuations in such rates may affect the translation of these results into the Company’s consolidated financial statements. To the extent revenues and expenses are not in the applicable local currency, the Company may enter into foreign exchange forward contracts to hedge the currency risk. There can be no assurance, however, that the Company’s efforts at hedging will be successful. There is always a possibility that attempts to hedge currency risks will lead to greater losses than predicted.

Quad/Graphics may be adversely affected by strikes and other labor protests.

As of December 31, 2013, Quad/Graphics had a total of approximately 25,600 employees, of which approximately 3,200 were covered by a collective bargaining agreement. As of December 31, 2013, the Company had eleven collective bargaining agreements in the United States and ten agreements outside of the United States that are either industry-wide individual collective bargaining agreements or works councils or similar arrangements.

While the Company believes its employee relations are good and that the Company maintains an employee-centric culture, and there has not been any material disruption in operations resulting from labor disputes, the Company cannot be certain that it will be able to maintain a productive and efficient labor environment. The Company cannot predict the outcome of any future negotiations relating to the renewal of the collective bargaining agreements, nor can there be any assurance that work stoppages, strikes or other forms of labor protests pending the outcome of any future negotiations will not occur. A strike or other forms of labor protest affecting a series of major plants in the future could materially disrupt the Company’s operations and result in a material adverse impact on its financial condition, results of operations and cash flows, which could force the Company to reassess its strategic alternatives involving certain of its operations.

Risks Related to the Exchange Offer and the Notes

You may have difficulty selling the Original Notes that you do not exchange.

If you do not exchange your Original Notes for the New Notes offered in the exchange offer, then you will continue to be subject to the restrictions on transfer of your Original Notes.  Those transfer restrictions are described in the indenture governing the Notes and in the legend contained on the Original Notes, and arose because we originally issued the Original Notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act.

In general, you may offer or sell your Original Notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements.  We do not intend to register the Original Notes under the Securities Act.

If a large number of Original Notes are exchanged for New Notes issued in the exchange offer, then it may be more difficult for you to sell your unexchanged Original Notes.  In addition, if you do not exchange your Original Notes in the exchange offer, then, generally, you will no longer be entitled to have those Original Notes registered under the Securities Act.

See “The Exchange Offer—Consequences of Failure to Exchange Original Notes” for a discussion of the possible consequences of failing to exchange your Original Notes.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the New Notes and our other debt instruments.

We have a substantial amount of indebtedness. As of September 30, 2014, our total debt was $1,622.3 million, and we had unused commitments of $686.0 million under our Revolving Credit Facility (after giving effect to $57.8 million of outstanding letters of credit).

Subject to the limits contained in the credit agreements that govern our Senior Secured Credit Facilities, the indenture that governs the Notes and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences to the holders of the Notes, including the following:

•                                          making it more difficult for us to satisfy our obligations with respect to the New Notes and our other debt;

•                                          limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•                                          requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•                                          increasing our vulnerability to general adverse economic and industry conditions;

•                                          exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our Senior Secured Credit Facilities, are at variable rates of interest;

•                                          limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•                                          placing us at a disadvantage compared to other, less leveraged competitors; and

•                                          increasing our cost of borrowing.

In addition, the indenture that governs the Notes and the credit agreements that govern our Senior Secured Credit Facilities contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

We may not be able to generate sufficient cash to service all of our indebtedness, including the New Notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations, including the New Notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the New Notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the New Notes. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreements that govern our Senior Secured Credit Facilities and the indenture that governs the Notes restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Description of Other Indebtedness” and “Description of New Notes.”

In addition, we conduct a substantial portion of our operations through our subsidiaries, certain of which will not be guarantors of the New Notes or our other indebtedness. Accordingly, repayment of our indebtedness, including the New Notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the Notes or our other indebtedness, our subsidiaries do not have any obligation to pay amounts due on the Notes or our other indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the New Notes. Each subsidiary is a distinct legal entity, and under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture that governs the Original Notes and the New Notes and the credit agreements that govern our Senior Secured Credit Facilities will limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the New Notes.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the New Notes.

If we cannot make scheduled payments on our debt, we will be in default and holders of the New Notes could declare all outstanding principal and interest to be due and payable, the lenders under the Senior Secured Credit Facilities could terminate their commitments to loan money, the lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. All of these events could result in your losing your investment in the New Notes.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the indenture that governs the Original Notes and the New Notes and the credit agreements that govern our Senior Secured Credit Facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. In addition, as of September 30, 2014, our Revolving Credit Facility provided for unused commitments of $686.0 million (after giving effect to $57.8 million of outstanding letters of credit). All of those borrowings would be secured by first-priority liens on our accounts receivable, inventory, cash and related assets. In addition, if we incur any additional secured indebtedness, the holders of that indebtedness will be entitled to any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our company before such proceeds are distributed to you. If we incur any additional indebtedness that ranks equally with the New Notes, subject to collateral arrangements, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our company. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our currently anticipated debt levels, the related risks that we and the subsidiary guarantors now face could intensify. See “Description of Other Indebtedness” and “Description of New Notes.”

The terms of the credit agreements governing our Senior Secured Credit Facilities and the indenture that governs the Original Notes and the New Notes restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The indenture that governs the Original Notes and the New Notes, the credit agreements that govern our Senior Secured Credit Facilities and the agreement that governs our Existing Notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•                                          incur additional indebtedness and guarantee indebtedness;

•                                          pay dividends on our capital stock or repurchase our capital stock and make certain other restricted payments;

•                                          enter into agreements limiting dividends and certain other restricted payments;

•                                          prepay, redeem or repurchase certain debt;

•                                          grant liens on our assets;

•                                          enter into sale and leaseback transactions;

•                                          merge, consolidate or transfer or dispose of substantially all of our assets;

•                                          sell, transfer or otherwise dispose of property and assets; and

•                                          engage in transactions with affiliates.

You should read the discussions under the headings “Description of Other Indebtedness” and “Description of New Notes—Certain Covenants” for further information about these covenants. The inability to borrow under our Revolving Credit Facility would adversely affect our liquidity, financial position and results of operations.

The agreement governing our multicurrency revolving credit facility contains certain financial covenants, including, maintaining a tangible net worth to total assets and debt to tangible net worth ratios.

A breach of the covenants or restrictions under the indenture that governs the Notes, under the credit agreements that govern our Senior Secured Credit Facilities, the agreement governing the Existing Notes or the agreement governing our multicurrency revolving credit facility could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit agreements that govern our Senior Secured Credit Facilities would permit the lenders under our Senior Secured Credit Facilities to terminate all commitments to extend further credit under those facilities. Furthermore, if we were unable to repay the amounts due and payable under our Senior Secured Credit Facilities, those lenders under each facility could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:

•                                          limited in how we conduct our business;

•                                          unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•                                          unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. In addition, our financial results, our substantial indebtedness and our credit ratings could adversely affect the availability and terms of our financing.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Senior Secured Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Assuming all loans under our Senior Secured Credit Facilities were fully drawn, each quarter point change in interest rates would result in a $3.3 million change in annual interest expense on our indebtedness under our Senior Secured Credit Facilities. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

The New Notes will be effectively subordinated to our and our subsidiary guarantors’ indebtedness under our Senior Secured Credit Facilities and our Existing Notes and any of our other existing and future secured indebtedness, to the extent of the value of the collateral securing such indebtedness.

The New Notes will not be secured by any of our or our subsidiary guarantors’ assets. As a result, the New Notes and the Note guarantees will be effectively subordinated to our and our subsidiary guarantors’ indebtedness under our Senior Secured Credit Facilities, the Existing Notes and any of our other existing and future secured indebtedness to the extent of the value of the collateral. As of September 30, 2014, we had (i) $847.0 million of secured indebtedness under our Senior Secured Credit Facilities (excluding an additional $57.8 million represented by outstanding letters of credit under our Revolving Credit Facility) and (ii) commitments available to be borrowed under our Revolving Credit Facility of up to

$686.0 million (after giving effect to $57.8 million of outstanding letters of credit). In addition, as of September 30, 2014, we had $436.5 million of secured indebtedness under the Existing Notes.

The effect of this subordination is that upon a default in payment on, or the acceleration of, any of our secured indebtedness, or in the event of bankruptcy, insolvency, liquidation, dissolution or reorganization of our company or the subsidiary guarantors, the proceeds from the sale of assets securing our secured indebtedness will be available to pay obligations on the New Notes only after all indebtedness under the Senior Secured Credit Facilities and any other secured indebtedness have been paid in full. As a result, the holders of the New Notes and the Original Notes may receive less, ratably, than the holders of secured debt in the event of our or our subsidiary guarantors’ bankruptcy, insolvency, liquidation, dissolution or reorganization.

The New Notes will be structurally subordinated to all obligations of our existing and future subsidiaries that are not and do not become guarantors of the New Notes.

The New Notes will be guaranteed on a senior basis by each of our existing and future domestic subsidiaries that is a borrower or guarantees indebtedness under our Senior Secured Credit Facilities or that guarantees certain of our other indebtedness or indebtedness of our domestic restricted subsidiaries (other than intercompany debt). Except for such subsidiary guarantors of the New Notes, our subsidiaries, including all of our non-domestic subsidiaries, will have no obligation, contingent or otherwise, to pay amounts due under the New Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The New Notes and Note guarantees will be structurally subordinated to all indebtedness and other obligations of any non-guarantor subsidiary such that, in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary that is not a guarantor, all of that subsidiary’s creditors (including trade creditors) would be entitled to payment in full out of that subsidiary’s assets before we would be entitled to any payment.

In addition, the indenture that governs the Notes, subject to some limitations, permits these subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

For the nine months ended September 30, 2014, our non-guarantor subsidiaries represented approximately 13% of our total net sales and approximately (10)% of our operating income from continuing operations. As of September 30, 2014, our non-guarantor subsidiaries represented approximately 15% of our total assets and had $265 million of total liabilities, including debt and trade payables but excluding intercompany liabilities.

In addition, our subsidiaries that provide, or will provide, Note guarantees will be automatically released from those Note guarantees upon the occurrence of certain events, including the following:

•                                          the designation of that subsidiary guarantor as an unrestricted subsidiary;

•                                          the release or discharge of any guarantee or indebtedness that resulted in the creation of the Note guarantee of the Notes by such subsidiary guarantor; or

•                                          the sale or other disposition, including the sale of substantially all the assets, of that subsidiary guarantor.

If any Note guarantee is released, no holder of the New Notes will have a claim as a creditor against that subsidiary, and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of that subsidiary will be effectively senior to the claim of any holders of the New Notes. See “Description of New Notes—Note Guarantees.”

We may not be able to repurchase the New Notes upon a Change of Control Triggering Event.

Upon the occurrence of specific kinds of change of control events and a rating decline, we will be required to offer to repurchase all outstanding New Notes at 101% of their principal amount, plus accrued and unpaid interest, to, but excluding, the repurchase date. Additionally, under the Senior Secured Credit Facilities, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of borrowings under the Senior Secured Credit Facilities and the commitments to lend would terminate. The source of funds for any purchase of the New Notes and repayment of borrowings under the Senior Secured Credit Facilities will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the New Notes upon a Change of Control Triggering Event because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a Change of Control Triggering Event and repay our other indebtedness that will become due. If we fail to repurchase the New Notes in that circumstance, we will be in default under the indenture that governs the New Notes. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the New Notes may be limited by law. In order to avoid the obligations to repurchase the New Notes and events of default and potential breaches of the credit agreements governing the Senior Secured Credit Facilities, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

In addition, certain important corporate events, such as leveraged recapitalizations, will not, under the indenture that governs the New Notes, constitute a “change of control” that would require us to repurchase the New Notes, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the Notes. See “Description of New Notes—Change of Control Triggering Event.”

The exercise by the holders of New Notes of their right to require us to repurchase the New Notes pursuant to a change of control offer could cause a default under the agreements governing our other indebtedness, including future agreements, even if the change of control itself does not, due to the financial effect of such repurchases on us. In the event a change of control offer is required to be made at a time when we are prohibited from purchasing New Notes, we could attempt to refinance the borrowings that contain such prohibitions. If we do not obtain a consent or repay those borrowings, we will remain prohibited from purchasing New Notes. In that case, our failure to purchase the tendered New Notes would constitute an event of default under the indenture which could, in turn, constitute a default under our other indebtedness. Finally, our ability to pay cash to the holders of New Notes upon a repurchase may be limited by our then existing financial resources.

Holders of the New Notes may not be able to determine when a change of control giving rise to their right to have the New Notes repurchased has occurred following a sale of “substantially all” of our assets.

One of the circumstances under which a change of control may occur is upon the sale or disposition of all or substantially all of our assets. There is no precise established definition of the phrase “substantially all” under applicable law, and the interpretation of that phrase will likely depend upon particular facts and circumstances. Accordingly, the ability of a holder of the New Notes to require us to repurchase its New Notes as a result of a sale of less than all our assets to another person may be uncertain.

Federal and state fraudulent transfer laws may permit a court to void the New Notes and/or the Note guarantees, and, if that occurs, you may not receive any payments on the New Notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the New Notes and the incurrence of the Note guarantees of the New Notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the New Notes or the Note guarantees thereof could be voided as a fraudulent transfer or conveyance if we or any of the subsidiary guarantors, as applicable, (a) issued the New Notes (or the Original Notes for which the New Notes were exchanged hereunder) or incurred the Note guarantees with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the New Notes (or the Original Notes for which the New Notes were exchanged hereunder) or incurring the Note guarantees and, in the case of (b) only, one of the following is also true at the time thereof:

•                                          we or any of the subsidiary guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the New Notes (or the Original Notes for which the New Notes were exchanged hereunder) or the incurrence of the Note guarantees;

•                                          the issuance of the New Notes (or the Original Notes for which the New Notes were exchanged hereunder)  or the incurrence of the Note guarantees left us or any of the subsidiary guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on the business;

•                                          we or any of the subsidiary guarantors intended to, or believed that we or such subsidiary guarantor would, incur debts beyond our or such subsidiary guarantor’s ability to pay as they mature; or

•                                          we or any of the subsidiary guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against us or the subsidiary guarantor if, in either case, the judgment is unsatisfied after final judgment.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its Note guarantee to the extent the subsidiary guarantor did not obtain a reasonably equivalent benefit directly or indirectly from the issuance of the New Notes (or the Original Notes for which the New Notes were exchanged hereunder).

We cannot be certain as to the standards a court would use to determine whether or not we or the subsidiary guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the New Notes (or the Original Notes for which the New Notes were exchanged hereunder) or the Note guarantees would be subordinated to our or any of our subsidiary guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•                                          the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•                                          the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•                                          it could not pay its debts as they became due.

If a court were to find that the issuance of the New Notes (or the Original Notes for which the New Notes were exchanged hereunder) or the incurrence of a Note guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the New Notes or that Note guarantee, subordinate the New Notes or that Note guarantee to presently existing and future indebtedness of ours or of the related subsidiary guarantor, or require the holders of the New Notes to repay any amounts received with respect to that Note guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the New Notes. Further, the avoidance of the New Notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the New Notes to other claims against us under the principle of equitable subordination if the court determines that (1) the holder of New Notes (or the Original Notes for which the New Notes were exchanged hereunder) engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of the New Notes and (3) equitable subordination is not inconsistent with the provisions of the bankruptcy code.

Your ability to transfer the New Notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the New Notes.

The New Notes are a new issue of securities for which there is no established public market.  We do not intend to have the New Notes listed on a national securities exchange.  Certain of the initial purchasers of the Original Notes have advised us that they currently intend to make a market in the New Notes as permitted by applicable laws and regulations. However, the initial purchasers are not obligated to make a market in the New Notes and, if commenced, may discontinue their market-making activities at any time without notice.

Therefore, an active market for the New Notes may not develop or be maintained, which would adversely affect the market price and liquidity of the New Notes. In such case, the holders of the New Notes may not be able to sell their New Notes at a particular time or at a favorable price.

Even if an active trading market for the New Notes does develop, there is no guarantee that it will continue. Historically, the market for non-investment grade debt has been subject to severe disruptions that have caused substantial volatility in the prices of securities similar to the New Notes. The market, if any, for the New Notes may experience similar disruptions and any such disruptions may adversely affect the liquidity in that market or the prices at which you may sell your New Notes. In addition, the New Notes may trade at a discount from the initial offering price of the Original Notes, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the New Notes. Credit ratings are not recommendations to purchase, hold or sell the New Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the New Notes.

Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the New Notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your New Notes without a substantial discount.

The Company is controlled by holders of the Company’s class B common stock, all of which is owned by certain members of the Quadracci family, trusts for their benefit or other affiliates of the Company, whose interests may be different from the holders of the Notes.

The Company’s outstanding stock is divided into two classes of common stock: class A common stock (the “class A stock”) and class B common stock (the “class B stock”). The class B stock has ten votes per share on all matters and the class A stock is entitled to one vote per share. As of February 24, 2014, the class B stock constituted approximately 81% of the Company’s total voting power. As a result, holders of class B stock are able to exercise a controlling influence over the Company’s business, have the power to elect its directors and indirectly control decisions such as whether to issue additional shares, declare and pay dividends or enter into certain corporate transactions. All of the class B stock is owned by certain members of the Quadracci family or trusts for their benefit, whose interests may differ from the interests of the holders of the New Notes offered hereby.

Such holders’ rights over these and other significant corporate actions could delay, defer or prevent certain significant corporate actions that you, as a creditor, may otherwise view favorably. Such holders may also delay, defer or prevent an acquisition of the Company by a third party or other change of control (whether by merger, takeover or other business combination), even if such event would be in the best interests of you, as creditor. Further, such holders may realize substantial benefits from the sale of their shares in any future equity offerings.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus contain statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “estimates,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and the information incorporated by reference in this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus and the following: the impact of significant overcapacity in the highly competitive commercial printing industry, which creates downward pricing pressure and fluctuating demand for printing services; the inability of the Company to reduce costs and improve operating efficiency rapidly enough to meet market conditions; the impact of electronic media and similar technological changes, including digital substitution by consumers; the impact of changes in postal rates, service levels or regulations; the impact of changing future economic conditions; the failure to renew long-term contracts with clients on favorable terms or at all; the failure of clients to perform under long-term contracts due to financial or other reasons or due to client consolidation; the failure to successfully identify, manage, complete and integrate acquisitions and investments, including the integration of the operations of Vertis and Brown Printing; the impact of increased business complexity as a result of the Company’s entry into additional markets; the impact of fluctuations in costs (including labor-related costs, energy costs, freight rates and raw materials) and the impact of fluctuations in the availability of raw materials; the impact of regulatory matters and legislative developments or changes in laws, including changes in privacy and environmental laws; the impact of risks associated with the operations outside of the United States; and significant capital expenditures may be needed to maintain the Company’s platform and processes and to remain technologically and economically competitive. These factors and the factors described in the “Risk Factors” section of this prospectus should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements that we make in this prospectus speak only as of the date of those statements, and we undertake no obligation to update those statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the issuance and sale of the Original Notes.  We will not receive any cash proceeds from the issuance of the New Notes.  We used the $294.8 million in net proceeds from the issuance of the Original Notes, in combination with the proceeds from the Senior Secured Credit Facility, to (1) repay our previously existing revolving credit facility, Term Loan A, Term Loan B and the international term loan, (2) fund the acquisition of Brown Printing and (3) for general corporate purposes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2014. The exchange of the Original Notes for the New Notes does not impact our capitalization.

This table should be read in conjunction with the information included under the headings “Summary—Summary Historical Consolidated Financial Information and Other Data,” “Selected Consolidated Financial Information and Other Data” and our audited consolidated financial statements and related notes and unaudited condensed consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

As of September 30, 2014
(Unaudited, dollars in millions)
Cash and cash equivalents (excludes restricted cash)	$18.8
Debt:
Senior Secured Credit Facilities:
Revolving Credit Facility(1)	106.2
Term Loan A Facility(2)	444.4
Term Loan B Facility(2)	296.4
Notes	300.0
Existing Notes(3)	436.5
International revolver(4)	2.1
Capital lease obligations	14.3
Equipment term loans	14.1
Other indebtedness	8.3
Total debt	1,622.3
Total shareholders’ equity(5)	1,221.1
Total capitalization	$2,843.4

(1)                                 As of September 30, 2014, we had $686.0 million in commitments available to us (after giving effect to the issuance of $57.8 million outstanding and undrawn letters of credit).

(2)                                Our Term Loan Facilities provide for a Term Loan A Facility of $450.0 million, with a five-year term, and a Term Loan B Facility of $300.0 million, with a seven-year term.

(3)                                On September 1, 1995, and as last amended on November 24, 2014, we entered into a senior secured note agreement pursuant to which we have issued the Existing Notes over time in an aggregate principal amount of $1.1 billion in various tranches.

(4)                                Our multicurrency revolving credit facility provides for borrowings of $15.2 million. As of September 30, 2014, the borrowings outstanding under such facility were $2.1 million, leaving $13.1 million available for future borrowings. We are a guarantor under this facility and substantially all of the assets of our main subsidiary in Poland serve as collateral for it. For additional information, please see “Description of Other Indebtedness.”

(5)                                 Excludes the impact of any write-off of deferred financing fees relating to the exchange of the Original Notes with the New Notes.

THE EXCHANGE OFFER

Purpose and Effect; Registration Rights

We issued and sold the Original Notes on April 28, 2014 in transactions exempt from the registration requirements of the Securities Act.  Therefore, the Original Notes are subject to significant restrictions on resale.  In connection with the issuance of the Original Notes, we entered into a registration rights agreement, which required that we and the subsidiary guarantors:

•                                         file with the SEC a registration statement under the Securities Act relating to the exchange offer and the issuance and delivery of the New Notes in exchange for the Original Notes;

•                                         use our commercially reasonable efforts to cause the SEC to declare the exchange offer registration statement effective under the Securities Act within 366 days following the date that the Original Notes were issued; and

•                                         use our commercially reasonable efforts to consummate the exchange offer within 366 days following the date that the Original Notes were issued.

If you participate in the exchange offer, then you will, with limited exceptions, receive New Notes that are freely tradable and not subject to restrictions on transfer.  You should read this prospectus under the heading “— Resales of New Notes” for more information relating to your ability to transfer New Notes.

If you are eligible to participate in the exchange offer and do not tender your Original Notes, then you will continue to hold the untendered Original Notes, which will continue to be subject to restrictions on transfer under the Securities Act.

The exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement.  The above summary of the registration rights agreement is not complete.  You are encouraged to read the full text of the registration rights agreement, which has been filed as an exhibit to the registration statement that includes this prospectus.

Terms of the Exchange Offer

We are offering to exchange $300,000,000 aggregate principal amount of our 7.0% Senior Notes due 2022, which have been registered under the Securities Act, for a like principal amount of our unregistered 7.0% Senior Notes due 2022.

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all Original Notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date of the exchange offer.  We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Original Notes we accept in the exchange offer.  You may tender some or all of your Original Notes under the exchange offer.  However, the Original Notes are issuable in authorized denominations of $2,000 and integral multiples of $1,000 in excess thereof.  Accordingly, Original Notes may be tendered only in denominations of $2,000 or any integral multiple of $1,000 in excess thereof.  The exchange offer is not conditioned upon any minimum amount of Original Notes being tendered.

The form and terms of the New Notes will be the same as the form and terms of the Original Notes, except that:

•                                         the New Notes will be registered under the Securities Act and thus will not be subject to the restrictions on transfer or bear legends restricting their transfer;

•                                         all of the New Notes will be represented by global notes in book-entry form unless exchanged for notes in definitive certificated form under the limited circumstances described under “Book-Entry, Delivery and Form;” and

•                                         the New Notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.

The New Notes will evidence the same debt as the Original Notes and will be issued under, and be entitled to the benefits of, the indenture governing the Original Notes.

The New Notes will accrue interest from the most recent date to which interest has been paid on the Original Notes or, if no interest has been paid, from the date of issuance of the Original Notes.  Accordingly, registered holders of New Notes on the record date for the first interest payment date following the completion of the exchange offer will receive interest accrued from the most recent date to which interest has been paid on the Original Notes or, if no interest has been paid, from the date of issuance of the Original Notes.  However, if that record date occurs prior to completion of the exchange offer, then the interest payable on the first interest payment date following the completion of the exchange offer will be paid to the registered holders of the Original Notes on that record date.

In connection with the exchange offer, you do not have any appraisal or dissenters’ rights under the Wisconsin Business Corporation Law or the indenture.  We intend to conduct the exchange offer in accordance with the registration rights agreement and the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), and the rules and regulations of the SEC.  The exchange offer is not being made to, nor will we accept tenders for exchange from, holder of the Original Notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.

We will be deemed to have accepted validly tendered Original Notes when we have given oral or written notice of our acceptance to the exchange agent.  The exchange agent will act as agent for the tendering holders for the purpose of receiving the New Notes from us.

If we do not accept any tendered Original Notes because of an invalid tender or for any other reason, then we will return certificates for any unaccepted Original Notes without expense to the tendering holder as promptly as practicable after the expiration date.

Expiration Date; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on            , 2015, unless we, in our sole discretion, extend the exchange offer.

If we determine to extend the exchange offer, then we will notify the exchange agent of any extension by oral or written notice and give each registered holder notice of the extension by means of a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion, to delay accepting any Original Notes, to extend the exchange offer or to amend or terminate the exchange offer if any of the conditions described below under “— Conditions” have not been satisfied or waived by giving written notice to the exchange agent of the delay, extension, amendment or termination.  Further, we reserve the right, in our sole discretion, to amend the terms of the exchange offer in any manner.  We will notify you as promptly as practicable of any extension, amendment or termination.  We will also file a post-effective amendment to the registration statement of which this prospectus is a part with respect to any fundamental change in the exchange offer.

Procedures for Tendering Original Notes

Any tender of Original Notes that is not withdrawn prior to the expiration date will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.  A holder who wishes to tender Original Notes in the exchange offer must do either of the following:

•                                         properly complete, sign and date the letter of transmittal, including all other documents required by the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver that letter of transmittal and other required documents to the exchange agent at the address listed below under “— Exchange Agent” on or before the expiration date; or

•                                         if the Original Notes are tendered under the book-entry transfer procedures described below, transmit to the exchange agent, on or before the expiration date, an agent’s message.

In addition, one of the following must occur:

•                                         the exchange agent must receive certificates representing your Original Notes along with the letter of transmittal on or before the expiration date, or

•                                         the exchange agent must receive a timely confirmation of book-entry transfer of the Original Notes into the exchange agent’s account at The Depository Trust Company (“DTC”) of New York City, under the procedure for book-entry transfers described below along with the letter of transmittal or a properly transmitted agent’s message, on or before the expiration date; or

•                                         the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by a book-entry transfer facility to and received by the exchange agent and forming a part of the book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from the tendering DTC participant stating that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant.

The method of delivery of Original Notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk.  Rather than mail these items, we recommend that you use an overnight or hand delivery service.  In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date.  Do not send letters of transmittal or Original Notes to us.

Generally, an eligible institution must guarantee signatures on a letter of transmittal or a notice of withdrawal unless the Original Notes are tendered:

•                                         by a registered holder of the Original Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•                                         for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a firm which is:

•                                         a member of a registered national securities exchange;

•                                         a member of the National Association of Securities Dealers, Inc.;

•                                         a commercial bank or trust company having an office or correspondent in the United States; or

•                                         another “eligible institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding Original Notes, the Original Notes must be endorsed or accompanied by appropriate powers of attorney.  The power of attorney must be signed by the registered holder exactly as the registered holder(s) name(s) appear(s) on the Original Notes and an eligible institution must guarantee the signature on the power of attorney.

If the letter of transmittal, or any Original Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing.  Unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

If you wish to tender Original Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should promptly instruct the registered holder to tender on your behalf.  If you wish to tender on your behalf, you must, before completing the procedures for tendering Original Notes, either register ownership of the Original Notes in your name or obtain a properly completed bond power from the registered holder.  The transfer of registered ownership may take considerable time.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance of Original Notes tendered for exchange.  Our determination will be final and binding on all parties.  We reserve the absolute right to reject any and all tenders of Original Notes not properly tendered or Original Notes our acceptance of which might, in the judgment of our counsel, be unlawful.  We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to any particular Original Notes.  Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.  Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within the time period we determine.  Neither we, the exchange agent nor any other person will incur any liability for failure to give you notification of defects or irregularities with respect to tenders of your Original Notes.

By tendering, you will represent to us that:

•                                         any New Notes that the holder receives will be acquired in the ordinary course of its business;

•                                         at the time of the commencement of the exchange offer, the holder has no arrangement or understanding with any person or entity to participate in the distribution (within the meaning of the Securities Act) of the New Notes in violation of the Securities Act;

•                                         the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of the Company or any guarantor; and

•                                         if the holder is a broker dealer, that the holder’s Original Notes were acquired as a result of market making activities or other trading activities.

If any holder or any such other person is an “affiliate” of the Company or any guarantor, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the New Notes to be acquired in the exchange offer, then that holder or any such other person:

•                                         may not rely on the applicable interpretations of the staff of the SEC;

•                                         is not entitled and will not be permitted to tender Original Notes in the exchange offer; and

•                                         must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker dealer who acquired its Original Notes as a result of market making activities or other trading activities and thereafter receives New Notes issued for its own account in the exchange offer, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes issued in the exchange offer.  The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.  See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker dealers in connection with the exchange offer.

Any broker-dealer that acquired Original Notes directly from us may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and delivery requirements of the Securities Act (including being named as a selling security holder) in connection with any resales of the Original Notes or the New Notes.

Acceptance of Original Notes for Exchange; Delivery of New Notes

Upon satisfaction of all conditions to the exchange offer, we will accept, promptly after the expiration date, all Original Notes properly tendered and will issue the New Notes promptly after acceptance of the Original Notes.

For purposes of the exchange offer, we will be deemed to have accepted properly tendered Original Notes for exchange when we have given written notice of that acceptance to the exchange agent.  For each Original Note accepted for exchange, you will receive a New Note having a principal amount equal to that of the surrendered Original Note.

In all cases, we will issue New Notes for Original Notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•                                         certificates for your Original Notes or a timely confirmation of book-entry transfer of your Original Notes into the exchange agent’s account at DTC; and

•                                         a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

If we do not accept any tendered Original Notes for any reason set forth in the terms of the exchange offer or if you submit Original Notes for a greater principal amount than you desire to exchange, we will return the unaccepted or non-exchanged Original Notes without expense to you.  In the case of Original Notes tendered by book-entry transfer into the exchange agent’s account at DTC under the book-entry procedures described below, we will credit the non-exchanged Original Notes to your account maintained with DTC.

Book-Entry Transfer

We understand that the exchange agent will make a request within two business days after the date of this prospectus to establish accounts for the Original Notes at DTC for the purpose of facilitating the exchange offer, and any financial institution that is a participant in DTC’s system may make book-entry delivery of Original Notes by causing DTC to transfer the Original Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer.  Although delivery of Original Notes may be effected through book-entry transfer at DTC, the exchange agent must receive a properly completed and duly executed letter of transmittal with any required signature guarantees, or an agent’s message instead of a letter of transmittal, and all other required documents at its address listed below under “— Exchange Agent” on or before the expiration date, or if you comply with the guaranteed delivery procedures described below, within the time period provided under those procedures.

Guaranteed Delivery Procedures

If you wish to tender your Original Notes and your Original Notes are not immediately available, or you cannot deliver your Original Notes, the letter of transmittal or any other required documents or comply with DTC’s procedures for transfer before the expiration date, then you may participate in the exchange offer if:

•                                         the tender is made through an eligible institution;

•                                         before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, containing:

•                                          the name and address of the holder and the principal amount of Original Notes tendered,

•                                          a statement that the tender is being made thereby, and

•                                          a guarantee that within three New York Stock Exchange trading days after the expiration date, the certificates representing the Original Notes in proper form for transfer or a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•                                         the exchange agent receives the properly completed and executed letter of transmittal as well as certificates representing all tendered Original Notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Withdrawal Rights

You may withdraw your tender of Original Notes at any time before the exchange offer expires.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at its address listed below under “— Exchange Agent.”  The notice of withdrawal must:

•                                         specify the name of the person who tendered the Original Notes to be withdrawn;

•                                         identify the Original Notes to be withdrawn, including the principal amount, or, in the case of Original Notes tendered by book-entry transfer, the name and number of the DTC account to be credited, and otherwise comply with the procedures of DTC; and

•                                         if certificates for Original Notes have been transmitted, specify the name in which those Original Notes are registered if different from that of the withdrawing holder.

If you have delivered or otherwise identified to the exchange agent the certificates for Original Notes, then, before the release of these certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with the signatures guaranteed by an eligible institution, unless the holder is an eligible institution.

We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.  Our determination will be final and binding on all parties.  Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer.  We will return any Original Notes that have been tendered but that are not exchanged for any reason to the holder, without cost, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.  In the case of Original Notes tendered by book-entry transfer into the exchange agent’s account at DTC, the Original Notes will be credited to an account maintained with DTC for the Original Notes.  You may retender properly withdrawn Original Notes by following one of the procedures described under “— Procedures for Tendering Original Notes” at any time on or before the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or to exchange New Notes for, any Original Notes if:

•                                         the exchange offer, or the making of any exchange by a holder of Original Notes, would violate any applicable law or applicable interpretation by the staff of the SEC; or

•                                         any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

The conditions listed above are for our sole benefit and we may assert them regardless of the circumstances giving rise to any condition.  Subject to applicable law, we may waive these conditions in our discretion in whole or in part at any time and from time to time.

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open.  Consequently, we may delay acceptance of any Original Notes by giving oral or written notice of an extension to their holders.  During an extension, all Original Notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

Exchange Agent

U.S. Bank National Association is the exchange agent for the exchange offer.  You should direct any questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal or the notice of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail:

U.S. Bank National Association

Attention: Specialized Finance, Jamie Vang

111 Fillmore Avenue

St. Paul, MN 55107-1402

Telephone: 651-466-6781

Facsimile: 651-466-7367

Email: cts.specfinance@usbank.com

By Regular Mail or Overnight Courier:

U.S. Bank National Association

Attention: Specialized Finance, Jamie Vang

111 Fillmore Avenue

St. Paul, MN 55107-1402

Telephone: 651-466-6781

Facsimile: 651-466-7367

Email: cts.specfinance@usbank.com

By Hand:

U.S. Bank National Association

Attention: Specialized Finance, Jamie Vang

111 Fillmore Avenue

St. Paul, MN 55107-1402

Telephone: 651-466-6781

Facsimile: 651-466-7367

Email: cts.specfinance@usbank.com

By Facsimile:

(For Eligible Institutions Only)

651-466-7367

Attention: cts.specfinance@usbank.com

Delivery of the letter of transmittal to an address other than as listed above or transmission via facsimile other than as listed above will not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

We will pay the expenses of the exchange offer.  We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer.  We are making the principal solicitation by mail; however, our officers and employees may make additional solicitations by facsimile transmission, e-mail, telephone or in person.  You will not be charged a service fee for the exchange of your Original Notes, but we may require you to pay any transfer or similar government taxes in certain circumstances.

Transfer Taxes

You will not be obligated to pay any transfer taxes, unless you instruct us to register New Notes in the name of, or request that Original Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder.

Accounting Treatment

We will record the New Notes at the same carrying values as the Original Notes, as reflected in our accounting records on the date of exchange.  Accordingly, we will not recognize any gain or loss on the exchange of Notes.  We will amortize the expenses of the offer over the term of the New Notes.

Consequences of Failure to Exchange Original Notes

If you are eligible to participate in the exchange offer but do not tender your Original Notes, you will not have any further registration rights, except in limited circumstances with respect to specific types of holders of Original Notes.  Original Notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the Original Notes and the existing restrictions on transfer set forth in the legend on the Original Notes and in the offering memorandum dated April 11, 2014, relating to the Original Notes.  Accordingly, you may resell the Original Notes that are not exchanged only:

•                                         to us;

•                                         so long as the Original Notes are eligible for resale under Rule 144A under the Securities Act, to a person whom you reasonably believe is a “qualified institutional buyer” within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•                                         in accordance with another exemption from the registration requirements of the Securities Act; or

•                                         under an effective registration statement under the Securities Act;

in each case in accordance with all other applicable securities laws.  We do not intend to register the Original Notes under the Securities Act.

Original Notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the Original Notes and the New Notes.  Holders of the New Notes and any Original Notes that remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

Resales of New Notes

Based on interpretations of the staff of the SEC, as set forth in no action letters to third parties, we believe that New Notes issued under the exchange offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by any Original Note holder without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act if:

•                                         the holder is not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•                                         the New Notes are acquired in the ordinary course of the holder’s business; and

•                                         the holder does not intend to participate in a distribution (within the meaning of the Securities Act) of the New Notes.

Any holder who exchanges Original Notes in the exchange offer with the intention of participating in any manner in a distribution of the New Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus may be used for an offer to resell, resale or other retransfer of New Notes.  With regard to broker dealers, only broker dealers that acquire the Original Notes as a result of market making activities or other trading activities may participate in the exchange offer.  Each broker dealer that receives New Notes for its own account in exchange for

Original Notes, where the Original Notes were acquired by the broker dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes.  Please see “Plan of Distribution” for more details regarding the transfer of New Notes.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following table provides selected consolidated financial information and other data for Quad/Graphics, Inc. and its subsidiaries for the periods and at the dates indicated. The selected consolidated statements of operations data for the years ended December 31, 2013, 2012 and 2011, and the selected consolidated balance sheet data at December 31, 2013 and 2012, have been derived from the audited consolidated financial statements of the Company incorporated by reference in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2010 and 2009, and the consolidated balance sheet data at December 31, 2011, 2010 and 2009, have been derived from audited consolidated financial statements of the Company that are not incorporated by reference in this prospectus. The selected condensed consolidated statements of operations data for the nine months ended September 30, 2014 and 2013, and the summary condensed consolidated balance sheet data at September 30, 2014, have been derived from the unaudited condensed consolidated financial statements of the Company incorporated by reference in this prospectus. The selected condensed consolidated balance sheet data at September 30, 2013 has been derived from the unaudited condensed consolidated financial statements of the Company that are not incorporated by reference in this prospectus. The comparability of the Company’s results of operations between periods was significantly impacted by acquisitions and dispositions. In addition, the cash flows of the Company’s Canadian operations have not been reported as discontinued operations and thus are included in all cash flow analysis through the disposition date of March 1, 2012.

You should read the information in conjunction with, and such information is qualified in its entirety by reference to, our historical financial statements and the accompanying notes thereto and “Summary—Summary Consolidated Financial Information and Other Data” incorporated by reference or included elsewhere in this prospectus. Results for the nine months ended September 30, 2014 are not necessarily indicative of the results to be expected for the full year. The unaudited interim period financial information reflects all normal recurring adjustments, in the opinion of our management, necessary for a fair presentation for the periods shown. The selected historical financial information and other data may not be indicative of future performance.

	Nine Months Ended September 30,		Year ended December 31,
(In millions)	2014	2013	2013	2012	2011	2010		2009

Net sales
Products	$2,968.2	$3,005.9	$4,186.6	$3,638.6	$3,825.6	$2,813.7		$1,574.2
Services	470.0	440.4	609.3	455.4	499.0	372.1		214.3
Total net sales	3,438.2	3,446.3	4,795.9	4,094.0	4,324.6	3,185.8		1,788.5
Cost of sales
Products	2,430.1	2,432.1	3,360.1	2,848.3	2,921.7	2,131.1		1,129.3
Services	332.8	321.7	441.8	335.2	380.4	275.2		144.9
Total cost of sales	2,762.9	2,753.8	3,801.9	3,183.5	3,302.1	2,406.3		1,274.2
Operating expenses
Selling, general and administrative expenses	310.9	312.6	416.0	347.1	407.0	303.0		194.0
Depreciation and amortization	253.4	258.7	340.5	338.6	344.6	267.4		196.7
Restructuring, impairment and transaction-related charges	45.9	82.9	95.3	118.3	114.0	147.5		11.2
Total operating expenses	3,373.1	3,408.0	4,653.7	3,987.5	4,167.7	3,124.2		1,676.1
Operating income from continuing operations(1)	$65.1	$38.3	$142.2	$106.5	$156.9	$61.6		$112.4
Interest expense	69.5	64.1	85.5	84.0	108.0	92.9		64.1
Loss on debt extinguishment(2)	6.0	—	—	—	34.0	—		—
Earnings (loss) from continuing operations before income taxes and equity in earnings (loss) of unconsolidated entities	(10.4)	(25.8)	56.7	22.5	14.9	(31.3)		48.3
Income tax expense (benefit)	(7.7)	1.3	23.3	(31.5)	26.0	223.2		1.5
Earnings (loss) from continuing operations before equity in earnings (loss) of unconsolidated entities	(2.7)	(27.1)	33.4	54.0	(11.1)	(254.5	)(3)	46.8
Equity in earnings (loss) of unconsolidated entities	(4.8)	(2.0)	(2.5)	2.3	3.1	9.1		6.3
Net earnings (loss) from continuing operations	$(7.5)	$(29.1)	$30.9	$56.3	$(8.0)	$(245.4	)(3)	$53.1
Loss from discontinued operations, net of tax(4)	—	—	—	(3.2)	(38.6)	(4.6)		—

	Nine Months Ended September 30,		Year ended December 31,
(In millions)	2014	2013	2013	2012	2011	2010		2009
Gain on disposal of discontinued operations, net of tax(4)	—	—	—	34.0	—	—		—
Net earnings (loss)(1)	$(7.5)	$(29.1)	$30.9	$87.1	$(46.6)	$(250.0)		$53.1
Net (earnings) loss attributable to noncontrolling interests	0.3	0.9	1.6	0.3	(0.3)	(0.1)		(0.3)
Net earnings (loss) attributable to Quad/Graphics common shareholders(1)	$(7.2)	$(28.2)	$32.5	$87.4	$(46.9)	$(250.1	)(3)	$52.8
Consolidated Balance Sheet Data:
Cash and cash equivalents	$18.8	$20.3	$13.1	$16.9	$25.6	$20.5		$8.9
Total assets	4,268.6	4,248.6	4,165.7	4,098.9	4,735.2	4,947.0		2,109.2
Long-term debt and capital lease obligations (excluding current portion)	1,514.9	1,396.8	1,272.2	1,227.0	1,367.7	1,461.6		765.5
Total shareholders’ equity	$1,221.1	$1,161.0	$1,287.6	$1,235.7	$1,303.4	$1,482.0		$781.9

(1)                                 Includes restructuring, impairment and transaction-related charges of $95.3 million, $118.3 million, $114.0 million, $147.5 million and $11.2 million for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively, and $45.9 million and $82.9 million for the nine months ended September 30, 2014 and 2013, respectively.

(2)                                 A $34.0 million loss on debt extinguishment was recognized in the year ended December 31, 2011 as part of entering into our former credit facility on July 26, 2011. A $6.0 million loss of debt extinguishment was recognized in the nine months ended September 30, 2014 as part of entering into our Original Notes and Senior Secured Credit Facilities on April 28, 2014.  The losses represent certain debt issuance costs that were expensed.

(3)                                 In connection with the July 2, 2010, acquisition of World Color Press and the public registration of the Quad/Graphics class A stock, the Company changed the tax status of certain entities within the Quad/Graphics legal structure to C corporation status under the provisions of the Internal Revenue Code. From that point forward, these entities are subject to federal and state income taxes. The impact from the conversion to C corporation status resulted in the recognition of net short-term deferred tax assets of $23.6 million, net long-term deferred tax liabilities of $223.3 million, an increase in accumulated other comprehensive loss due to the impact of foreign currency translation of $0.8 million, and recognition of income tax expense for the year ended December 31, 2010 of $200.5 million.

(4)                                 The results of operations of the Company’s Canadian operations have been reported as discontinued operations for all periods presented. Loss from discontinued operations, net of tax, decreased $35.4 million during the year ended December 31, 2012, to a $3.2 million loss, which primarily reflects the sale of the Company’s Canadian operations on March 1, 2012, and the effect of reporting two months of activity as opposed to 12 months for the year ended December 31, 2011. This $3.2 million loss was offset by a gain on disposal of discontinued operations, net of tax, of $34.0 million, resulting in $30.8 million of earnings from discontinued operations for the year ended December 31, 2012.

DESCRIPTION OF OTHER INDEBTEDNESS

The following description briefly summarizes the material terms of certain of our debt instruments (other than the indenture governing the Original Notes and the New Notes). The description is only a brief summary and does not purport to describe all of the terms of the debt instruments that may be important, and is subject to, and is qualified in their entirety by reference to, all of the provisions of the corresponding agreements, copies of which have been filed as exhibits to our SEC filings. See “Where You Can Find More Information.”

Senior Secured Credit Facilities

Overview

On April 28, 2014, the Company entered into the $1.6 billion Senior Secured Credit Facilities, which provide for the Revolving Credit Facility and the Term Loan Facilities (comprised of the Term Loan A Facility and the Term Loan B Facility). Subject to certain conditions, the Company may request incremental term loans to be extended under the Revolving Credit Facility so long as the pro forma senior secured net leverage ratio does not exceed 2.50 to 1.00 or the aggregate of such increases does not exceed $350.0 million.

The Revolving Credit Facility is in the amount of $850.0 million, with a term of five-years. A portion of the Revolving Credit Facility, not in excess of $100.0 million, is available to the Company for the issuance of letters of credit, and a portion of the Revolving Credit Facility, not in excess of $50.0 million, is available to the Company for swing line loans.

The Term Loan A Facility is in the aggregate amount of $450.0 million, with a term of five-years, subject to certain required amortization. The Term Loan B Facility is in the amount of $300.0 million, with a term of seven-years, subject to certain required amortization. The Senior Secured Credit Facilities also include a $350.0 million expansion option pursuant to which the Company may elect to increase the revolving commitments or enter into incremental term loans under certain circumstances. At any time when the Company’s total leverage is 3.00 to 1.00 or greater, the Company is obligated to prepay the two term loan facilities from the net proceeds of asset sales, casualty losses, and certain secured indebtedness for borrowed money, or from a portion of its excess cash flow, subject to certain exceptions.

Interest Rate and Fees

Borrowings under the Revolving Credit Facility and loans under the Term Loan A Facility currently bear interest at 2.00% in excess of reserve adjusted London Interbank Offered Rate (“LIBOR”), or 1.00% in excess of an alternate base rate, and loans under the Term Loan B Facility currently bear interest at 3.25% in excess of reserve adjusted LIBOR, with a LIBOR floor of 1.00%, or 2.25% in excess of an alternative base rate at the Company’s option. The Company also pays a commitment fee at the rate of 0.35% per annum on the unused portion of the Revolving Credit Facility.

Guarantees and Security

Borrowings and loans made under the Senior Secured Credit Facilities are secured by substantially all of the assets of the Company and the guarantors, excluding certain collateral described below securing the Existing Notes. This agreement also requires the Company to provide additional collateral to the lenders in certain limited circumstances.

Restrictive Covenants and Other Matters

The Senior Secured Credit Facilities contain affirmative and negative covenants which are customary for financings of this type, including, among other things, certain limitations on acquisitions, indebtedness, liens, dividends and repurchases of capital stock. The Senior Secured Credit Facilities include the following financial covenants:

•                                          On a rolling twelve-month basis, the total leverage ratio, defined as total consolidated debt (less certain unrestricted domestic cash) to consolidated EBITDA (as defined in the Senior Secured Credit Facilities), shall not exceed 3.75 to 1.00.

•                                          On a rolling twelve-month basis, the senior secured leverage ratio, defined as senior secured debt (less certain unrestricted domestic cash) to consolidated EBITDA, shall not exceed 3.50 to 1.00.

•                                          On a rolling twelve-month basis, the minimum interest coverage ratio, defined as consolidated EBITDA to consolidated cash interest expense, shall not be less than 3.50 to 1.00.

•                                          At all times, consolidated net worth will be not less than $793.76 million plus 40% of positive consolidated net income cumulatively for each year. This covenant ceases to apply if the similar covenant in the Existing Notes is eliminated.

In addition to the foregoing covenants, the Senior Secured Credit Facilities provide as follows:

•                                          If the Company’s total leverage ratio is equal to or greater than 3.00 to 1.00 (as defined in the Senior Secured Credit Facilities), the Company is prohibited from making greater than $120 million of annual dividend payments, capital stock repurchases and certain other payments. If the total leverage ratio is less than 3.00 to 1.00, there are no such restrictions.

•                                          If the Company’s senior secured leverage ratio is greater than 3.00 to 1.00 or the Company’s total leverage ratio is greater than 3.50 to 1.00 (these ratios as defined in the Senior Secured Credit Facilities), the Company is prohibited from voluntarily prepaying any of the Notes and from voluntarily prepaying any other unsecured or subordinated indebtedness, with certain exceptions (including any mandatory prepayments on the Notes or on any other unsecured or subordinated debt). If the senior secured leverage ratio is less than 3.00 to 1.00 and the total leverage ratio is less than 3.50 to 1.00, there are no such restrictions.

Existing Notes

On September 1, 1995, and as last amended on November 24, 2014, the Company entered into a senior secured note agreement pursuant to which the Company has issued over time the Existing Notes in an aggregate principal amount of $1.1 billion in various tranches. These Existing Notes have a weighted-average interest rate of 7.45% at September 30, 2014, which is fixed to maturity, and interest is payable semiannually. Principal payments commenced September 1997 and extend through April 2036. The Existing Notes are collateralized by certain United States land, buildings and press and finishing equipment under the terms of the Master Note and Security Agreement. At September 30, 2014, the borrowings outstanding were $436.5 million.

The agreement governing our Existing Notes contains a number of restrictive covenants that impose certain operating and financial restrictions on us, including, among others, financial covenants that line up with the financial covenants in our Senior Secured Credit Facilities noted above, limitations on engaging in transactions with affiliates and certain restrictions on entering agreements restricting subsidiaries from declaring or paying any dividends to us. In addition, if the security securing the Existing Notes is released in the future making such notes unsecured, we will be subject to additional restrictions pursuant to the agreement governing the Existing Notes, including, among others, incurring additional indebtedness and guaranteeing indebtedness, granting liens on our assets and merging, consolidating or transferring or disposing of substantially all of our assets.

Facilities Agreement

On December 16, 2008, Quad/Winkowski Sp. z o.o. (“Quad/Winkowski”), a Polish subsidiary of the Company, entered into a secured facilities agreement (the “Facilities Agreement”). The Facilities Agreement provides for a multicurrency revolving credit facility for $15.2 million that was renewed in 2013 and will expire on December 16, 2014 (which is used for Quad/Winkowski’s working capital and general business needs). The existing term loan portion of the Facilities Agreement was paid off in connection with our entering into the Senior Secured Credit Facilities and our issuance of the Original Notes. At September 30, 2014, the borrowings outstanding under the multicurrency revolving credit facility were $2.1 million, leaving $13.1 million available for future borrowings. The terms of the Facilities Agreement include a guarantee by Quad/Graphics and a security agreement that includes collateralizing substantially all of the Quad/Winkowski assets. The facilities bear interest at the aggregate of the Euro Interbank Offered Rate or the Warsaw Interbank Offered Rate and margin. The weighted-average interest rate of the multicurrency revolving credit facility was 4.98% at September 30, 2014.

In addition, the agreement governing our multicurrency revolving credit facility contains certain financial covenants, including, maintaining a tangible net worth to total assets and debt to tangible net worth ratios.

Covenants and Compliance

Collectively, the foregoing lending arrangements include certain financial covenants (all financial terms, numbers and ratios in this “Covenants and Compliance” section are as defined in the respective agreements). Among these covenants, the Company is required to maintain the following (for each covenant, the most restrictive measurement has been included below):

•                                          On a rolling twelve-month basis, the total leverage ratio, defined as total consolidated debt (less certain unrestricted domestic cash) to consolidated EBITDA (as defined in the applicable debt financing agreement), shall not exceed 3.75 to 1.00 (for the twelve months ended September 30, 2014, the Company’s leverage ratio was 2.76 to 1.00).

•                                          On a rolling twelve-month basis, the senior secured leverage ratio, defined as senior secured debt to consolidated EBITDA, shall not exceed 3.50 to 1.00 (for the twelve months ended September 30, 2014, the Company’s senior secured leverage ratio was 2.26 to 1.00).

•                                          On a rolling twelve-month basis, the minimum interest coverage ratio, defined as consolidated EBITDA to consolidated cash interest expense, shall not be less than 3.50 to 1.00 (for the twelve months ended September 30, 2014, the Company’s interest coverage ratio was 6.45 to 1.00).

•                                          Consolidated net worth of at least $793.8 million plus 40% of positive consolidated net income cumulatively for each year.  As of September 30, 2014, consolidated net worth must be at least $793.8 million (as of September 30, 2014, the Company’s consolidated net worth under the most restrictive covenant per the various debt agreements was $1.15 billion).

DESCRIPTION OF NEW NOTES

The Original Notes were issued under and are governed by an indenture, dated as of April 28, 2014 (the “Indenture”), among Quad/Graphics, Inc. (the “Company”), each Guarantor and U.S. Bank National Association, as trustee (the “Trustee”).  The New Notes will also be issued under and governed by the Indenture.  For purposes of this section of this prospectus, references to “Quad/Graphics”,  the “Company,” “we,” “us,” “our” or similar terms shall mean Quad/Graphics, Inc., without its subsidiaries.  The term “Notes” refers to the Original Notes and the New Notes collectively.

The statements in this section of this prospectus relating to the Indenture and the Notes are summaries and are not a complete description thereof, and where reference is made to particular provisions, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture and the Notes and those terms made part of the Indenture by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The definitions of certain capitalized terms used in the following summary are set forth below under “—Certain Definitions.” Unless otherwise indicated, references in this section of this prospectus to Sections or Articles are references to sections and articles of the Indenture. The Indenture and the New Notes have been filed as exhibits to the registration statement that includes this prospectus.  See “Where You Can Find More Information.”

The Indenture is unlimited in aggregate principal amount, although the issuance of Notes will initially be limited to $300,000,000 in aggregate principal amount. We may issue an unlimited principal amount of additional Notes having identical terms and conditions as the Notes other than the Issue Date, the issue price, the first interest payment date and the first date from which interest will accrue (the “Additional Notes”); provided that if any Additional Notes are not fungible with the Notes for U.S. federal income tax purposes, such Additional Notes will be issued as a separate series under the Indenture and will have a separate CUSIP number and ISIN from the Notes. We will only be permitted to issue such Additional Notes if, at the time of such issuance, we are in compliance with the covenants contained in the Indenture, including the covenant described under “—Certain Covenants—Limitation on Incurrence of Debt.” Except as provided above, any Additional Notes will be part of the same issue as the Notes and will vote on all matters with the Notes.

General

The Notes

The Notes:

•                  are general unsecured, senior obligations of the Company;

•                  are limited to an aggregate principal amount of $300.0 million, subject to our ability to issue Additional Notes;

•                  mature on May 1, 2022;

•                  are unconditionally Guaranteed on a senior basis by each Restricted Subsidiary that is a borrower under or that guarantees Obligations under the Senior Credit Facilities or other Debt for borrowed money of the Company or any of its Restricted Subsidiaries of at least $50.0 million in principal amount. On the Issue Date, each of the Company’s Subsidiaries, other than any Foreign Subsidiary, will be a Guarantor. See “Guarantees”;

•                  will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•                  rank equally in right of payment with any existing and future senior Debt of the Company;

•                  are effectively subordinated to all Secured Debt of the Company (including Obligations under the Senior Credit Facilities and the Existing Notes) to the extent of the value of the pledged assets;

•                  are senior in right of payment to any future Subordinated Obligations of the Company;

•                  are structurally subordinated to all liabilities of any Non-Guarantor Subsidiary; and

•                  will be represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in definitive form. See “Book-Entry Settlement and Clearance.”

As of April 28, 2014, all of our Subsidiaries, except for World Color Argentina S.A. and Anselmo L. Morvillo, S.A. (collectively, the “Argentinian Unrestricted Subsidiaries”) are “Restricted Subsidiaries.”  However, under the circumstances described below under the subheading “—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries,” any of our Subsidiaries (including any newly-acquired or newly-formed Subsidiary) may be designated as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to the restrictive covenants in the Indenture and will not Guarantee the Notes.

Interest

Interest on the Notes:

•                  accrues at the rate of 7.0% per annum;

•                  accrues from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;

•                  is payable in cash semi-annually in arrears on May 1 and November 1, commencing on November 1, 2014;

•                  is payable to the Holders of record at the close of business on the April 15 and October 15 immediately preceding the related interest payment dates; and

•                  is computed on the basis of a 360-day year comprised of twelve 30-day months.

Payments on the Notes; Paying Agent and Registrar

We will pay, or cause to be paid, the principal, premium, if any, and interest on the Notes at the office or agency designated by the Company, except that we may, at our option, pay interest on the Notes by check mailed to Holders at their registered address set forth in the registrar’s books. We have initially designated the corporate trust office of the Trustee to act as our paying agent (the “Paying Agent”) and registrar (the “Registrar”). We may, however, change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

We will pay the principal, premium, if any, and interest on, Notes in global form registered in the name of or held by The Depositary Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered Holder of such global Note.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the Registrar for any registration of transfer or exchange of Notes, but the Company may require a Holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Notes for a period of 15 days before the day of any selection of Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of it for all purposes.

Ranking

The Notes are general unsecured obligations of the Company. As a result, the Notes rank:

•                                          equally in right of payment with all existing and future senior Debt of the Company;

•                                          senior in right of payment to all existing and future Debt of the Company that is by its terms expressly subordinated in right of payment to the Notes;

•                                          effectively subordinated to Secured Debt of the Company, including Secured Debt under the Senior Credit Facilities and the Existing Notes, to the extent of the assets securing such Debt; and

•                                          structurally subordinated to any Debt or other liabilities of any Non-Guarantor Subsidiaries.

In the event of bankruptcy, liquidation, reorganization or other winding up of the Company or the Guarantors or upon a default in payment with respect to, or the acceleration of, any Debt under the Senior Credit Facilities or other senior Secured Debt, the assets of the Company and the Guarantors that secure such senior Secured Debt will be available to pay obligations on the Notes and the Note Guarantees only after all Debt under such Senior Credit Facilities and other senior Secured Debt and certain Hedging Obligations, banking services and cash management obligations have been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the Notes and the Note Guarantees then outstanding.

As of September 30, 2014:

•                                          outstanding Debt of the Company and the Guarantors (including obligations under the Senior Credit Facilities and the Notes but excluding intercompany liabilities and Guarantees of any Debt of the Company) was $1,622.3 million, $1,322.3 million of which was secured under the Senior Credit Facilities, and $436.5 million of which was secured under the Existing Notes, and the Company had additional commitments of $686.0 million under the revolving portion of the Senior Credit Facilities available to it (after giving effect to $57.8 million of outstanding letters of credit), all of which was secured;

•                                          the Company had no Subordinated Obligations; and

•                                          our non-guarantor subsidiaries had $265.0 million of liabilities (excluding intercompany liabilities), all of which was structurally senior to the Notes.

Although the Indenture limits the amount of Debt that the Company and its Restricted Subsidiaries may Incur, such Debt may be substantial and a significant portion of such Debt is permitted to be Secured Debt or structurally senior to the Notes.

Guarantees

As of April 28, 2014, each of our Subsidiaries that either is a borrower under or that guarantees Obligations under the Senior Credit Facilities or other Debt for borrowed money of the Company or any of its Restricted Subsidiaries of at least $50.0 million in principal amount, will initially Guarantee the Notes. The Guarantors will, jointly and severally, irrevocably and unconditionally Guarantee, on a senior unsecured basis, the Company’s Obligations under the Notes and all Obligations under the Indenture. Such Guarantors will, jointly and severally, agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Trustee or any Holder in enforcing any rights under the Note Guarantees.

Each of the Notes Guarantees:

•                  is a general unsecured, senior obligation of each Guarantor;

•                  rank equally in right of payment with any existing and future senior Debt of each such entity, without giving effect to any collateral arrangements;

•                  is effectively subordinated to all Secured Debt of a Guarantor (including the Guarantee of the Senior Credit Facilities and the Existing Notes) to the extent of the value of the pledged assets;

•                  is senior in right of payment to any future Subordinated Obligations of the Guarantors; and

•                  is structurally subordinated to all liabilities of any Non-Guarantor Subsidiary.

After giving effect to the issuance of the Original Notes and the entering into of the Senior Secured Credit Facilities and the use of proceeds therefrom, as of December 31, 2013:

•                  outstanding Debt of the Guarantors would have been $12.0 million (excluding intercompany liabilities and guarantees under the Senior Credit Facilities, the Existing Notes and the Indenture), all of which would have been secured; and

•                  the Guarantors would have had no Subordinated Obligations.

Although the Indenture limits the amount of Debt that Restricted Subsidiaries may Incur, such Debt may be substantial.

For the year ended December 31, 2013, our non-guarantor subsidiaries represented approximately 10% of our total net sales and approximately (4)% of our operating income from continuing operations on a consolidated basis. As of December 31, 2013, our non-guarantor subsidiaries represented approximately 14% of our total assets and had approximately $200 million of total liabilities on a consolidated basis, including trade payables but excluding intercompany liabilities, all of which would be structurally senior to the Notes.

Any entity that makes a payment under its Note Guarantee will be entitled upon payment in full of all Obligations that are Guaranteed under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment, determined in accordance with GAAP.

The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. If a Note Guarantee were rendered voidable, it could be subordinated by a court to all other Debt (including Guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such Debt, a Guarantor’s liability on its Note Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Exchange Offer and the New Notes—Federal and state fraudulent transfer laws may permit a court to void the New Notes and/or the Note guarantees, and if that occurs, you may not receive any payments on the New Notes.”

The Indenture provides that each Note Guarantee by a Guarantor will be automatically and unconditionally released and discharged upon:

(1)                              (a) any sale, assignment, transfer, conveyance, exchange or other disposition (by merger, consolidation or otherwise) of the Capital Stock of such Guarantor after which the applicable Guarantor is no longer a Restricted Subsidiary, which sale, assignment, transfer, conveyance, exchange or other disposition is made in compliance with the provisions of the Indenture, including “—Certain Covenants—Limitation on Asset Sales” (it being understood that only such portion of the Net Cash Proceeds as is required to be applied on or before the date of such release in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time) and the first paragraph under “—Certain Covenants—Consolidation, Merger, Conveyance, Transfer or Lease;” provided that (i) all Guarantees and other obligations of such Guarantor in respect of all other Debt of the Company and its Restricted Subsidiaries terminate upon consummation of such transaction and (ii) any Investment of the Company or any other Subsidiary of the Company (other than any Subsidiary of such Guarantor) in such Guarantor or any Subsidiary of such Guarantor in the form of an Obligation or Preferred Interests is repaid, satisfied, released and discharged in full upon such release;

(b)  the release or discharge of such Guarantor from its Guarantee of Debt of the Company and Restricted Subsidiaries under the Senior Credit Facilities (including, by reason of the termination of the Senior Credit Facilities) and all other Debt of the Company and the Guarantors (other than Debt of less than $50.0 million in principal amount), including the Guarantee that resulted in the obligation of such Guarantor to Guarantee the Notes, if such Guarantor would not then otherwise be required to Guarantee the Notes pursuant to the Indenture, except a release or discharge by or as a result of payment under such Guarantee; provided that if such Guarantor has Incurred any Debt in reliance on its status as a Guarantor under the covenant “—Certain covenants—Limitation on Incurrence of Debt,” such Guarantor’s obligations under such Debt, as the case may be, so Incurred are satisfied in full and discharged or are otherwise permitted to be Incurred by a Restricted Subsidiary (other than a Guarantor) under “—Certain Covenants—Limitation on Incurrence of Debt;”

(c)  the proper designation of any Guarantor as an Unrestricted Subsidiary; or

(d)  the Company’s exercise of its legal defeasance option or covenant defeasance option as described under “—Satisfaction and Discharge of the Indenture; Defeasance” or the discharge of the Company’s obligations under the Indenture in accordance with the terms of the Indenture; and

(2)  each Guarantor delivering to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction or release have been complied with.

In the event that any released Guarantor thereafter borrows money or guarantees Debt under the Senior Credit Facilities or guarantees any other Debt for borrowed money of the Company or any of its Restricted Subsidiaries in an amount of at least $50.0 million in principal amount, such former Guarantor will again provide a Note Guarantee. See “—Certain covenants—Additional Note Guarantees.”

Optional Redemption

Prior to maturity, the Notes may be redeemed in whole or in part, at the Company’s option, at the Redemption Price equal to the greater of (1) 100% of the principal amount thereof and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the Notes to be redeemed through May 1, 2022 (without regard to accrued and unpaid interest) computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption.

In addition, prior to May 1, 2017, the Company may from time to time, with the net cash proceeds of one or more Qualified Equity Offerings, redeem up to 35% of the aggregate principal amount of the then outstanding Notes (calculated after giving effect to any issuance of Additional Notes) at a Redemption Price equal to 107.0% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that (1) at least 65% of the original aggregate principal amount of the Notes then outstanding (calculated after giving effect to any issuance of Additional Notes) remains outstanding (unless all of such Notes are redeemed) immediately after the occurrence of any such redemption (excluding Notes held by the Company or its Subsidiaries) and (2) any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering.

If the optional redemption date is on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest in respect of Notes subject to redemption will be paid on the redemption date to the Person in whose name the Note is registered at the close of business, on such record date, and no additional interest will be payable to Holders whose Notes will be subject to redemption by the Company.

If less than all of the Notes are to be redeemed, the Trustee will select the Notes or portions thereof to be redeemed by lot, pro rata or by any other method the Trustee shall deem fair and appropriate (subject to DTC procedures as applicable).

No Notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail (and, to the extent permitted by applicable procedures or regulations, electronically) at least 30 days but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days before the redemption date if the notice is issued in connection with a defeasance or covenant defeasance of the Notes or a satisfaction and discharge of the Indenture. Notice of any redemption to the Holders of Notes may, in the Company’s discretion, be subject to one or more conditions precedent, including completion of a Qualified Equity Offering or other corporate transaction. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. If in definitive form, a new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption; Open Market Purchases

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase the Notes as described under the captions “—Change of Control Triggering Event” and “—Certain Covenants—Limitation on Asset Sales.”

The Company may at any time, and from time to time, acquire the Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws so long as such acquisition does not otherwise violate the terms of the Indenture.

Change of Control Triggering Event

Within 30 days following the occurrence of a Change of Control Triggering Event, unless the Company has given a notice of redemption with respect to all of the Notes as described under “—Optional redemption,” the Company will make an Offer to Purchase all of the outstanding Notes at a Purchase Price in cash equal to 101% of the principal amount of the Notes tendered, together with accrued and unpaid interest, if any, to but not including the Purchase Date.

On the Purchase Date, the Company will, to the extent lawful:

(1)                                 accept for payment all Notes or portions of Notes (in integral multiples of $1,000) properly tendered pursuant to the Offer to Purchase; provided that if, following repurchase of a portion of a Note, the remaining principal amount of such Note outstanding immediately after such repurchase would be less than $2,000, then the portion of such Note so repurchased shall be reduced so that the remaining principal amount of such Note outstanding immediately after such repurchase is $2,000;

(2)                                 deposit with the Paying Agent an amount equal to the Purchase Price in respect of all Notes or portions of Notes so tendered; and

(3)                                 deliver or cause to be delivered to the Trustee for cancellation the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company in accordance with the terms of this covenant.

The Paying Agent will promptly mail (or otherwise deliver in accordance with the applicable procedures of DTC) to each Holder of Notes so tendered the Purchase Price for such Notes, and the Trustee will promptly authenticate and mail (or otherwise deliver in accordance with the applicable procedures of DTC) (or cause to be transferred by book entry) to each Holder a new Note (it being understood that, notwithstanding anything in the Indenture to the contrary, no Opinion of Counsel or Officers’ Certificate will be required for the Trustee to authenticate and mail or deliver such new Note) equal in principal amount to any unpurchased portion of the Notes surrendered, if any provided that each such new Note will be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof.

If a Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest to the Purchase Date will be paid on the Purchase Date to the Person in whose name a Note is registered at the close of business on such record date.

If Holders of not less than 90% in aggregate principal amount of the then outstanding Notes validly tender and do not withdraw such Notes in an Offer to Purchase the Notes upon a Change of Control Triggering Event and the Company, or any third party making an offer to purchase the Notes upon a Change of Control Triggering Event in lieu of the Company purchases all of the Notes validly tendered and not withdrawn by such Holders, the Company shall have the right, upon not less than 30 nor more than 60 days’ prior written notice, given not more than 30 days following the Purchase Date, to redeem all Notes that remain outstanding following such purchase at a Redemption Price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption.

The Change of Control Triggering Event provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. The provisions of the Indenture will not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of Change of Control. A transaction involving the recapitalization of the Company will result in a Change of Control only if it is the type of transaction specified in such definition. The Company’s obligations to make an Offer to Purchase the Notes as a result of a Change of Control Triggering Event may, in certain circumstances, be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes. See “—Amendment, Supplement and Waiver.”

The Company will be required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations in connection with any repurchase of the Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under the provisions of the Indenture by virtue of such compliance.

The Company will not be required to make an Offer to Purchase upon a Change of Control Triggering Event if (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control Triggering Event in the manner, at the times and otherwise in compliance with the requirements of the Indenture and purchases all Notes validly tendered and not withdrawn under such Offer to Purchase or (ii) a notice of redemption for all then outstanding Notes has been given pursuant to the Indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable Redemption Price.

The Company’s ability to pay cash to the Holders of Notes upon a Change of Control Triggering Event may be limited by the Company’s then existing financial resources. Further, the agreements governing the Company’s other Debt contain, and future agreements of the Company may contain, prohibitions of certain events, including events that would constitute a Change of Control Triggering Event. If the exercise by the Holders of Notes of their right to require the Company to repurchase the Notes upon a Change of Control Triggering Event occurred at the same time as a change of control event under one or more of the Company’s other debt agreements, the Company’s ability to pay cash to the Holders of Notes upon a repurchase may be further limited by the Company’s then existing financial resources.

Even if sufficient funds were otherwise available, the terms of the Senior Credit Facilities (and other Debt) may prohibit the Company’s prepayment of Notes before their scheduled maturity. Consequently, if the Company is not able to prepay the Senior Credit Facilities or other Debt containing such restrictions or obtain requisite consents, the Company will be unable to fulfill its repurchase obligations, resulting in a default under the Indenture.

In addition, an Offer to Purchase may be made in advance of a Change of Control Triggering Event, conditional upon such Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control at the time the Offer to Purchase is made.

Certain Covenants

Set forth below are certain covenants be contained in the Indenture.

Following the first day (a “Suspension Date”): (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default or Event of Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Company and its Restricted Subsidiaries will not be subject to the following provisions of the Indenture (collectively, the “Suspended Covenants”):

(a) “—Limitation on Incurrence of Debt;”

(b) “—Limitation on Restricted Payments;”

(c) “—Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;”

(d) “—Limitation on Asset Sales;”

(e) “—Limitation on Transactions with Affiliates;”

(f) “—Limitation on Creation of Unrestricted Subsidiaries;”

(g) “—Additional Notes Guarantees” (but only with respect to any Person that is required to become a Guarantor after the date of the commencement of the applicable Suspension Date); and

(h)  clause (iii) of the first paragraph of “—Consolidation, Merger, Conveyance, Transfer or Lease.”

In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants with respect to the Notes following any Suspension Date and, subsequently, (x) either one or both Rating Agencies withdraws its rating or downgrades the rating assigned to the Notes below the required Investment Grade Rating, (y) the Company or any of its affiliates enters into an agreement to effect a transaction that would result in a Change of Control and either one or both Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Notes below an Investment Grade Rating or (z) a Default or Event of Default occurs and is continuing, then the Suspended Covenants will thereafter be reinstated as if such covenants had never been suspended (the “Reinstatement Date”) and be applicable pursuant to the terms of the Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of the Indenture), unless and until the Notes subsequently attain an Investment Grade Rating from both of the Rating Agencies and no Default or Event of Default is in existence (in which event the Suspended Covenants shall no longer be in effect for such time that none of the events described in clauses (x), (y) and (z) occurs); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under the Indenture, the Notes or the Note Guarantees with respect to the Suspended Covenants based on, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period (as defined below), regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the Suspension Date and the Reinstatement Date is referred to as the “Suspension Period.”

On the Reinstatement Date, all Debt Incurred during a Suspension Period will be classified as having been Incurred or issued pursuant to the first paragraph of “—Limitation on Incurrence of Debt” below or, at the Company’s option, one of the clauses set forth in the definition of “Permitted Debt” (in each case, to the extent such Debt would be permitted to be Incurred thereunder as of the Reinstatement Date and after giving effect to Debt Incurred prior to the Suspension Period and outstanding on the Reinstatement Date) and subject to the covenant described below under “—Limitation on Incurrence of Debt.” To the extent such Debt would not be so permitted to be Incurred pursuant to the covenant described below under “—Limitation on Incurrence of Debt,” such Debt will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (iv) of the definition of Permitted Debt.

Calculations made after the Reinstatement Date of the amount available to be made as Restricted Payments under the covenant described below under “—Limitation on Restricted Payments” will be made as though such covenant had been in effect from the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of the covenant described below under “—Limitation on Restricted Payments.”

During any period when the Suspended Covenants are suspended, the Board of Directors of the Company may not designate any of the Company’s Subsidiaries as Unrestricted Subsidiaries pursuant to the Indenture.

Promptly following the occurrence of any Suspension Date or Reinstatement Date, the Company will provide an Officers’ Certificate to the Trustee regarding such occurrence. The Trustee shall have no obligation to independently determine or verify if a Suspension Date or Reinstatement Date has occurred or notify the Holders of any Suspension Date or Reinstatement Date. The Trustee may provide a copy of such Officers’ Certificate to any Holder of the Notes upon request.

There can be no assurance that the Notes will ever achieve or maintain an Investment Grade Rating.

Limitation on Incurrence of Debt

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Debt (including Acquired Debt); provided, that the Company and any of the Guarantors may Incur any Acquired Debt or any other Debt if, (a) immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries, determined on a pro forma basis as if any such Debt (including any other Debt being Incurred contemporaneously), and any other Debt Incurred since the beginning of the Four Quarter Period, had been Incurred and the proceeds thereof had been applied at the beginning of the Four Quarter Period, and any other Debt repaid (other than Debt Incurred under the revolving portion of a Debt Facility) since the beginning of the Four Quarter Period had been repaid at the beginning of the Four Quarter Period, would be at least 2.00 to 1.00 and (b) no Default or Event shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt.

Notwithstanding the first paragraph above, the Company and its Restricted Subsidiaries may Incur Permitted Debt.

For purposes of determining compliance with this “Limitation on Incurrence of Debt” covenant, in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt or is permitted to be Incurred under the first paragraph of this “Limitation of Incurrence of Debt” covenant, the Company, in its sole discretion, shall classify or divide, and from time to time may reclassify or redivide, all or any portion of such item of Debt in any manner that complies with this covenant, including the definition of “Permitted Debt”; provided that all Debt outstanding on the Issue Date under the Senior Credit Facilities, and all Debt (or the portion thereof) Incurred under clause (i) of Permitted Debt, shall be deemed Incurred under clause (i) of Permitted Debt and not the first paragraph of this covenant or clause (iv) of Permitted Debt and may not later be reclassified. If obligations in respect of letters of credit are Incurred pursuant to a Debt Facility and relate to other Debt, then such letters of credit shall be treated as Incurred pursuant to clause (i) of Permitted Debt and such other Debt shall not be included. In addition, except as provided in the preceding sentence, Guarantees of, or obligations in respect of letters of credit relating to, Debt that is otherwise included in the determination of a particular amount of Debt shall not be included.

For purposes of determining compliance of any non-U.S. dollar-denominated Debt with this covenant, the U.S. dollar-equivalent principal amount of Debt denominated in a foreign currency shall at all times be calculated based on the relevant currency exchange rate in effect on the date such Debt was Incurred, in the case of term Debt, or first committed, in the case of revolving credit Debt; provided, however, that if such Debt is Incurred to refinance other Debt denominated in the same or different currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Debt does not exceed the principal amount of such indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Debt that the Company may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Debt Incurred to refinance other Debt, if Incurred in a different currency from the Debt being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Debt is denominated that is in effect on the date of such refinancing.

The accrual of interest, accrual of dividends, the accretion of accreted value, the amortization of debt discount and the payment of interest on Debt in the form of additional Debt and the payment of dividends on Capital Interests in the form of additional shares of Capital Interests with the same terms will not be deemed to be an Incurrence of Debt for purposes of this covenant.

In addition, the following shall not be deemed a separate Incurrence of Debt: (1) the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making a mandatory offer to purchase such Debt and (2) unrealized losses or charges in respect of Hedging Obligations.

The Company and any Guarantor will not Incur any Debt under this covenant if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations of the Company or such Guarantor, as applicable, unless such Debt will be subordinated to the Notes and the Note Guarantees to at least the same extent as such Subordinated Obligations.

In addition, the Company will not permit any of its Unrestricted Subsidiaries to Incur any Debt (other than any Non-Recourse Debt), except as permitted by the covenant described under “—Limitation on Creation of Unrestricted Subsidiaries”, or issue any Redeemable Capital Interests. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Debt of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Debt is not permitted to be Incurred as of such date under this covenant, the Company shall be in Default under this covenant).

The Company will not, and will not permit any Guarantor to, directly or indirectly, Incur any Debt (including Acquired Debt) that is or purports to be by its terms (or by the terms of any agreement governing such Debt) subordinated or junior in right of payment to any other Debt (including Acquired Debt) of the Company or such Guarantor, as the case may be, unless such Debt is expressly subordinated in right of payment to the Notes or such Guarantor’s Guarantee, as the case may be, to the same extent and in the same manner as such Debt is subordinated to such other Debt of the Company or such Guarantor, as the case may be. For purposes of the foregoing, no Debt will be deemed to be contractually subordinate or junior in right of payment to any other Debt solely by virtue of (1) being unsecured or (2) its having a junior priority with respect to the same collateral.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to the proposed Restricted Payment:

(a)  no Default or Event of Default shall have occurred and be continuing or will result as a consequence thereof;

(b)  after giving effect to such Restricted Payment on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Debt pursuant to the provisions described in the first paragraph under the “—Limitation on Incurrence of Debt” covenant; and

(c)  after giving effect to such Restricted Payment on a pro forma basis, the aggregate amount expended or declared for all Restricted Payments made on or after the Issue Date (excluding Restricted Payments permitted by any one or more of clauses (ii) and (iii) and clauses (v) through (vii) of the next succeeding paragraph) shall not exceed the sum (without duplication) of:

(1)  50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis during the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment; plus

(2)  100% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Company subsequent to the Issue Date either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Subsidiary) of its Qualified Capital Interests, including Qualified Capital Interests issued upon the conversion of Debt or Redeemable Capital Interests of the Company, and from the exercise of options, warrants or other rights to purchase such Qualified Capital Interests (other than, in each case, net proceeds received from an issuance or sale of Capital Interests or Debt sold to a Subsidiary of the Company or to an employee stock ownership plan or similar trust); plus

(3)  to the extent that any Unrestricted Subsidiary of the Company designated as such on and after the Issue Date is redesignated as a Restricted Subsidiary pursuant to the terms of the Indenture, an amount not to exceed the amount of Investments previously made by the Company or any of its Restricted Subsidiaries in such Unrestricted Subsidiary that were previously included in the calculation of the amount of Restricted Payments pursuant to this clause (c); plus

(4)  100% of any dividends or interest payments received by the Company or a Restricted Subsidiary on and after the Issue Date from an Unrestricted Subsidiary, to the extent such dividends or interest payments were not otherwise included in the calculation of Consolidated Net Income of the Company for such period.

Notwithstanding whether the foregoing provisions would prohibit the Company and its Restricted Subsidiaries from making a Restricted Payment, the Company and its Restricted Subsidiaries may make the following Restricted Payments:

(i)  the payment of any dividend or distribution on Capital Interests in the Company or a Restricted Subsidiary or the consummation of any irrevocable redemption of Debt that is subordinate to the Notes, within 60 days after declaration thereof or the delivery of any irrevocable notice of redemption, as the case may be, if at the declaration date or date of the notice of redemption, as the case may be, such payment or redemption was permitted by this covenant;

(ii)  the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any Capital Interests or Subordinated Obligations of the Company or any Guarantor by conversion into, or by or in exchange for, Qualified Capital Interests, or out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other Qualified Capital Interests of the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will not be considered to be net proceeds of Qualified Capital Interests for purposes of clause (c)(2) of the preceding paragraph and will not be considered to be net cash proceeds from a Qualified Equity Offering for purposes of the “Optional Redemption” provisions of the Indenture;

(iii)  the redemption, defeasance, repurchase or acquisition or retirement for value of any Subordinated Obligations of the Company or any Guarantor made by conversion into, or in exchange for, or out of the net cash proceeds of a substantially concurrent issue and sale of, Subordinated Obligations of the Company or any redemption, defeasance, repurchase or acquisition or retirement for value of Subordinated Obligations of any Guarantor made by conversion into or in exchange for, or out of the net cash proceeds of a substantially concurrent issue and sale of Subordinated Obligations of a

Guarantor, so long as such refinancing Subordinated Obligations are permitted to be Incurred pursuant to the covenant described under “—Limitation on Incurrence of Debt” and constitute Refinancing Debt;

(iv)  the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Company held by any current or former director, officer or employee of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or alteration of employment status or pursuant to the terms of any agreement or plan under which such Capital Interests were issued; provided that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Interests does not exceed $30.0 million in any calendar year; provided, further, that any unused amounts in any calendar year may be carried forward to one or more future periods subject to a maximum aggregate amount of repurchases made pursuant to this clause (iv) in any calendar year not to exceed $60.0 million in the aggregate, although such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Qualified Capital Interests of the Company or any direct or indirect parent company of the Company (to the extent contributed to the Company) to existing or former directors, officers or employees of the Company and its Restricted Subsidiaries that occurs after the Issue Date; plus (B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date; less the amount of any Restricted Payments made since the Issue Date with the cash proceeds described in clauses (A) and (B) of this clause (iv);

(v)  repurchase of Capital Interests deemed to occur upon the exercise of stock options, stock appreciation rights, restricted stock units, warrants or other convertible or exchangeable securities;

(vi)  cash payment, in lieu of issuance of fractional shares, in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Capital Interests of the Company or a Restricted Subsidiary;

(vii)  the declaration and payment of dividends to holders of any class or series of Redeemable Capital Interests of the Company issued or Incurred in compliance with the covenant described above under “—Limitation on Incurrence of Debt” to the extent such dividends are included in the definition of “Consolidated Fixed Charges”;

(viii)  the defeasance, redemption, repurchase or other acquisition of any Subordinated Obligations (a) at a Purchase Price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control Triggering Event pursuant to provisions substantially similar to those described under “—Change of Control Triggering Event” or (b) at a Purchase Price not greater than 100% of the principal amount thereof pursuant to provisions substantially similar to those described under “—Limitation on Asset Sales”; provided that prior to or contemporaneously with such defeasance, redemption, repurchase or other acquisition, the Company has made an Offer to Purchase with respect to the Notes and has repurchased all Notes validly tendered for payment and not withdrawn in connection therewith;

(ix)  other Restricted Payments that do not exceed in the aggregate, at the time such Restricted Payments are made, the greater of (x) $150.0 million and (y) 5.0% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries;

(x)  any Restricted Payment so long as on the date of such Restricted Payment, after giving pro forma effect thereto and to any related transactions as if the same had occurred at the beginning of the Company’s most recently ended Four Quarter Period for which internal financial statements are available, the Company’s Leverage Ratio would not have exceeded 3.00 to 1.00;

(xi)  the payment of cash dividends on shares of the Company’s outstanding common stock; provided that (A) the amount of such dividends in any fiscal quarter of the Company shall not exceed $0.30 per share (such per share amount subject to pro rata adjustment for any stock splits, stock dividends, stock combinations, reverse stock splits or similar events) and (B) the aggregate dollar amount of such dividends in any fiscal quarter shall not exceed $15.0 million; and

(xii)  the distribution, by dividend or otherwise, of shares of Capital Interests of, or Debt owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or cash equivalents”);

provided, however that at the time of and after giving effect to, any Restricted Payment permitted under clauses (iv), (vii), (viii), (ix), (x), (xi) and (xii), no Default shall have occurred and be continuing or would occur as a consequence thereof.

For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by, in the case of amounts under $25.0 million, by an Officer of the Company and, in the case of amounts greater than or equal to $25.0 million, the Board of Directors of the Company whose resolution with respect thereto will be delivered to the Trustee.

Limitation on Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, create, Incur, assume or suffer to exist any Liens of any kind (other than Permitted Liens) on or with respect to any of its property or assets (including Capital Interests of Subsidiaries), or income or profits therefrom, or assign or convey any right to receive income therefrom, now owned or hereafter acquired or any of its interest therein or any income or profits therefrom, which Liens secure Debt, unless contemporaneously with the Incurrence of such Liens:

(1)  in the case of Liens securing Subordinated Obligations, the Notes and related Note Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2)  in all other cases, the Notes and related Note Guarantees are equally and ratably secured or are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens.

Any Lien created for the benefit of Holders pursuant to this covenant shall be automatically and unconditionally released and discharged upon the release and discharge of each of the related Liens described in clauses (1) and (2) above.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries that is not a Guarantor to, directly or indirectly, create or otherwise cause or permit to exist or become effective or enter into any encumbrance or restriction on the ability of such Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Interests owned by the Company or any Restricted Subsidiary, or with respect to any other interest or participation in, or measured by, its profits, or pay any Debt or other obligations owed to the Company or any Restricted Subsidiary (it being understood that the priority of any Preferred Interests in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Interests shall not be deemed a restriction on the ability to make distributions in Capital Interests), (ii) make loans or advances to the Company or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Company or any Restricted Subsidiary to other Debt Incurred by the Company or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances) or (iii) sell, lease or transfer any of its property or assets to the Company or any Restricted Subsidiary (it being understood that such transfers shall not include any type of transfer described in clause (i) or (ii) above).

However, the preceding restrictions will not apply to the following encumbrances or restrictions (including those existing under or by reason of):

(a)  contractual encumbrances or restrictions pursuant to the Senior Credit Facilities and related documentation and other agreements or instruments in effect at or entered into on the Issue Date (including the Existing Notes);

(b)  any encumbrance or restriction under the Indenture, the Notes, the Exchange Notes and the Note Guarantees;

(c)  any encumbrance or restriction existing at the time of the acquisition of property, so long as the encumbrances or restrictions relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

(d)  any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary of the Company on or after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary or merging with or into a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person;

(e)  any encumbrance or restriction pursuant to an agreement effecting a permitted renewal, refunding, replacement, refinancing or extension of Debt issued pursuant to an agreement containing any encumbrance or restriction referred to in the foregoing clauses (a) through (d), so long as such encumbrances and restrictions contained in any such agreement are not materially more restrictive, taken as a whole, with respect to such encumbrances and restrictions than those contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced or extended in the good faith judgment of the Company;

(f)  customary provisions restricting subletting or assignment of any lease, sublease, contract, or license of the Company or any Restricted Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

(g)  any encumbrance or restriction by reason of applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(h)  any encumbrance or restriction in connection with the sale of assets or Capital Interests, including, without limitation, any agreement for the sale or other disposition of a Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

(i)  restrictions on cash and other deposits or net worth imposed by direct or indirect customers or suppliers under contracts entered into the ordinary course of business;

(j)  encumbrances and restrictions under any instrument governing Debt or Capital Interests of a Person acquired by the Company or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Debt or Capital Interests were Incurred or issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Debt, such Debt was permitted by the terms of the Indenture to be Incurred;

(k)  encumbrances or restrictions that are customary provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements, sale leaseback agreements and other similar agreements;

(l)  encumbrances and restrictions arising in respect of purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business permitted under the Indenture, in each case, to the extent such restrictions and encumbrances apply to the property so acquired (and proceeds thereof) and are of the nature described in clause (iii) of the first paragraph of this covenant;

(m)  in the case of clause (iii) of the first paragraph of this covenant, Liens securing Debt or other obligations otherwise permitted to be Incurred under the Indenture, including pursuant to the provisions of the covenant described above under “—Limitation on Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(n)  encumbrances or restrictions relating to any Non-Recourse Receivable Subsidiary Debt or other contractual requirements of a Receivable Subsidiary that is a Restricted Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivable Subsidiary or the accounts receivable and other financial assets described in the definition of Qualified Receivables Transaction which are subject to such Qualified Receivables Transaction;

(o)  any other agreement governing Debt entered into after the Issue Date in compliance with the covenant described under “—Limitation on Incurrence of Debt” that contains encumbrances and restrictions that are not materially more restrictive, taken as a whole, with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date;

(p)  restrictions on the sale, lease or transfer of property or assets arising or agreed to in the ordinary course of business, not relating to any Debt, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company and the Restricted Subsidiaries taken as a whole; and

(q)  encumbrances or restrictions arising under deferred compensation arrangements or any “rabbi trust” formed in connection with any such arrangement.

Limitation on Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)  the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Capital Interests issued or sold or otherwise disposed of; and

(2)  at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Eligible Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)  any liabilities, as shown on the most recent consolidated balance sheet of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption or novation agreement that releases the Company or such Restricted Subsidiary from further liability with respect thereto;

(b)  any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of their receipt to the extent of the cash received in that conversion; and

(c)  any Designated Non-cash Consideration received by the Company or any such Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $75.0 million and (y) 2.5% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale, or, if with respect to clauses (iii), (iv) and (v) below, within 360 days after the receipt of any Net Cash Proceeds from any Asset Sale the Company or any Restricted Subsidiary entered into a contractual commitment, pursuant to a binding agreement, to apply any such Net Cash Proceeds, then, within 540 days after the receipt of such Net Cash Proceeds, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Cash Proceeds at its option to any combination of the following:

(i)  to permanently reduce (and permanently reduce commitments with respect thereto): (A) Secured Debt under the Senior Credit Facilities, (B) Secured Debt of the Company (other than any Redeemable Capital Interests or Subordinated Obligations) or Secured Debt of a Guarantor (other than any Redeemable Capital Interests or Subordinated Obligations) or (C) Debt of a Non-Guarantor Subsidiary, in each case, other than Debt owed to the Company or an Affiliate of the Company;

(ii)  to permanently repay or reduce other Debt that ranks pari passu in right of payment with the Notes (“Pari Passu Debt”), other than Redeemable Capital Interests and Debt owed to the Company or an Affiliate of the Company; provided that if the Company shall so reduce any such Pari Passu Debt, the Company shall equally and ratably reduce Obligations under the Notes as provided either, at the Company’s option, under “—Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Offer to Purchase) to all Holders of Notes to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be paid;

(iii)  to acquire all or substantially all of the assets of, or any Capital Interests of, another Person engaged in a Permitted Business, if, after giving effect to any such acquisition of Capital Interests, such Person is or becomes a Restricted Subsidiary of the Company;

(iv)  to make capital expenditures in or that are used or useful in a Permitted Business or to make expenditures for maintenance, repair or improvement of existing properties and assets in accordance with the provisions of the Indenture;

(v)  to acquire other assets that are not classified as current assets under GAAP that are used or useful in a Permitted Business; or

(vi)  any combination of the foregoing.

Pending the final application of any Net Cash Proceeds, the Company or any Restricted Subsidiary may temporarily reduce revolving credit borrowings under any Debt Facility or otherwise invest the Net Cash Proceeds in any manner that is not prohibited by the Indenture. Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $100.0 million, the Company will, within five days thereof (the “Asset Sale Purchase Date”), make an Offer to Purchase to all Holders of Notes (on a pro rata basis among the Notes), and to all holders of other Pari Passu Debt containing provisions similar to those set forth in the Indenture with respect to offers to purchase the maximum principal amount of Notes and such other Pari Passu Debt that may be purchased out of the Excess Proceeds. The offer price in any Offer to Purchase will be equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase and will be payable in cash. If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use those funds for any purpose not otherwise prohibited by the Indenture and they will no longer constitute Excess Proceeds. If the aggregate principal amount of Notes and other Pari Passu Debt tendered in such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the Notes and such other Pari Passu Debt to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $2,000 or any integral multiple of $1,000 in excess thereof will be purchased). Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

If the Asset Sale Purchase Date is on or after an applicable interest record date and on or before the related interest payment date, any accrued and unpaid interest to the Asset Sale Purchase Date will be paid on the Asset Sale Purchase Date to the Person in whose name a Note is registered at the close of business on such record date.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

Limitation on Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of related transactions, contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving with respect to each such Affiliate Transaction or series of related Affiliate Transactions aggregate consideration in excess of $10.0 million, unless:

(i)  such Affiliate Transaction is on terms that are not materially less favorable, taken as a whole, to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable arm’s-length transaction by the Company or such Subsidiary with a Person that is not an Affiliate; and

(ii)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, the Company delivers to the Trustee a resolution adopted by a majority of the members of the Board of Directors of the Company and by a majority of the members of such Board of Directors having no personal stake in such transaction, if any, approving such Affiliate Transaction together with an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (i) above.

The foregoing limitations do not limit, and shall not apply to:

(1)  Restricted Payments that are permitted by the provisions of the Indenture described above under “—Limitation on Restricted Payments;”

(2)  the provision of reasonable and customary compensation, indemnities, insurance and other benefits to members of the Board of Directors of the Company or a Restricted Subsidiary and others who are not otherwise Affiliates of the Company;

(3)  the provision of reasonable and customary compensation and other benefits (including retirement, health, option, severance, deferred compensation and other benefit plans), indemnities and insurance to officers and employees of the Company or any Restricted Subsidiary in the ordinary course of business to the extent permitted by law;

(4)  transactions between or among the Company and/or its Restricted Subsidiaries (other than a Receivable Subsidiary);

(5)  any agreement or arrangement as in effect on the Issue Date and any amendment or modification thereto so long as such amendment or modification is not more disadvantageous, taken as a whole, in any material respect to the Holders of the Notes than the agreement or arrangement in existence on the Issue Date;

(6)  any contribution of capital to the Company;

(7)  transactions permitted by, and complying with, the provisions of the Indenture described below under “—Consolidation, Merger, Conveyance, Transfer or Lease;”

(8)  any transaction with a joint venture, partnership, limited liability company or other entity that constitutes an Affiliate solely because the Company or a Restricted Subsidiary owns an equity interest in such joint venture, partnership, limited liability company or other entity;

(9)  transactions with Unrestricted Subsidiaries, customers, clients, suppliers or purchasers or sellers of goods or services, or lessors or lessees of property, in each case in the ordinary course of business that are, in the aggregate (taking into account all of the costs and benefits associated with such transactions), on terms that are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, as determined in good faith by the Company, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of the Company;

(10)  transactions effected as part of a Qualified Receivables Transaction;

(11)  sales or leases of goods or the provision of other services to joint ventures and Affiliates (but excluding any officers or directors) in the ordinary course of business for less than fair market value but not for less than cost;

(12)  any employment, severance or consulting agreement or other compensation agreement, arrangement or plan, or any amendment thereto, entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(13)  sales of Capital Interests (excluding Capital Interests constituting Debt) to Affiliates of the Company;

(14)  any transaction in which the Company or its Restricted Subsidiaries, as the case may be, deliver to the Trustee (a) a letter from an accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to the Company or its Restricted Subsidiary from a financial point of view or that such transaction complies with clause (i) of the initial paragraph above and (b) an Officers’ Certificate certifying that such transaction complies with clause (i) of the initial paragraph above; and

(15)  transactions between the Company or any of its Restricted Subsidiaries and any Person that constitutes an Affiliate solely because a director of which is also a director of the Company; provided that such director abstains from voting as a director of the Company on any matter involving such other Person.

Limitation on Sale and Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

(i)  the consideration received in such Sale and Leaseback Transaction is at least equal to the Fair Market Value of the property sold, as confirmed by an Officers’ Certificate,

(ii)  prior to and after giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, the Company and such Restricted Subsidiary comply with the “—Limitation on Incurrence of Debt” covenant contained herein, and

(iii)  at or after such time the Company and such Restricted Subsidiary also comply with the “—Limitation on Asset Sales” covenant contained herein.

Provision of Financial Information

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to the rules and regulations promulgated by the Commission, the Company will file with the Commission within the time periods specified in the Commission’s rules and regulations that are then applicable to the Company (or if the Company is not then subject to the reporting requirements of the Exchange Act, then the time periods for filing applicable to a filer that is not an “accelerated filer” as defined in such rules and regulations):

(1)  all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q (or any successor or comparable form) and 10-K (or any successor or comparable form) if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2)  all current reports that would be required to be filed with the Commission on Form 8-K (or any successor or comparable form) if the Company were required to file such reports,

in each case, in a manner that complies in all material respects with the requirements specified in such form.

Notwithstanding the foregoing, the Company will not be obligated to file such reports with the Commission if the Commission does not permit such filing, so long as the Company provides such information to the Trustee and the Holders and makes available such information to prospective purchasers of the Notes in each case, at the Company’s expense and by the applicable date the Company would be required to file such information pursuant to the preceding paragraph. In addition, to the extent not satisfied by the foregoing, for so long as any Notes are outstanding, the Company will furnish to Holders and to prospective purchasers of the Notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. The requirements set forth in this paragraph and the preceding paragraph may be satisfied by delivering such information to the Trustee and posting copies of such information on a website (which may be non-public and may be maintained by the Company or a third party) to which access will be given to Holders and prospective purchasers of the Notes.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the second preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants under the Indenture (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

Additional Note Guarantees

Each of the Guarantors will guarantee the Notes in the manner and on the terms set forth in the Indenture.

If any Restricted Subsidiary, including any newly-acquired or newly-created Restricted Subsidiary, is or becomes a borrower under the Senior Credit Facilities or Guarantees the Obligations under the Senior Credit Facilities or any other Debt for borrowed money of the Company or any of its Restricted Subsidiaries of at least $50.0 million in principal amount, then that Restricted Subsidiary shall become a Guarantor by execution of a supplemental indenture within 30 days of the date of such event, pursuant to which such Subsidiary will irrevocably and unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest (including Additional Interest, if any) in respect of the Notes on a senior basis and all other Obligations under the Indenture; provided, however, that no (x) Unrestricted Subsidiary shall be required to become a Guarantor and (y) Restricted Subsidiary that is a Foreign Subsidiary shall be required to become a Guarantor unless it becomes a borrower under the Senior Credit Facilities or Guarantees Obligations under the Senior Credit Facilities or any other Debt for borrowed money of the Company or any of its Restricted Subsidiaries that is not a Foreign Subsidiary of at least $50.0 million in principal amount.

Each Note Guarantee by a Restricted Subsidiary will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Note Guarantee shall be released in accordance with the provisions of the Indenture described under “—Guarantees.”

Limitation on Creation of Unrestricted Subsidiaries

The Company may designate any Subsidiary of the Company (including any newly-acquired or newly-formed Subsidiary) as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(1)  no Default or Event of Default has occurred and is continuing after giving effect to such Designation;

(2)  the Subsidiary to be so designated and its Subsidiaries do not at the time of Designation own any Capital Interests or Debt of, or own or hold any Lien with respect to, the Company or any Restricted Subsidiary of the Company;

(3)  all the Debt of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt; provided, however, that (a) such Subsidiary and its Subsidiaries may Incur Debt that is not Non-Recourse Debt (i) in an amount that does not exceed $10.0 million in the aggregate at any one time outstanding and (ii) such Debt will not lose its characterization as Non-Recourse Debt because the lender has recourse to the Company or any Restricted Subsidiary solely in circumstances customarily excluded by lenders from exculpation provisions and/or included in separate “bad boy” guaranty or indemnification agreements in non-recourse financings and (b) in addition, the Argentinian Unrestricted Subsidiaries may Incur Debt that is not Non-Recourse Debt in an amount not to exceed $5.0 million;

(4)  such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation to: (a) subscribe for additional Capital Interests of such Subsidiary or (b) maintain or preserve such Subsidiary’s financial condition or to cause such Subsidiary to achieve any specified levels of operating results;

(5)  on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company; and

(6)  (a) the Subsidiary to be so designated has total consolidated assets of $5,000 or less or (b) the Company could make a Restricted Payment at the time of Designation in an amount equal to the greater of the Fair Market Value or book value of such Subsidiary pursuant to the “—Limitation on Restricted Payments” covenant and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the amount available for Restricted Payments thereunder.

The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) only if, immediately after giving effect to such Revocation: (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the “—Limitation on Incurrence of Debt” covenant and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to the “—Limitation on Liens” covenant.

Any such Designation or Revocation shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such Designation or Revocation, as the case may be, and an Officers’ Certificate certifying that such Designation or Revocation complied with the foregoing conditions.

A Revocation will be deemed to be an Incurrence of Debt by a Restricted Subsidiary of any outstanding Debt of such Unrestricted Subsidiary. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture, and any Debt of such Subsidiary shall be deemed to be Incurred as of such date.

Consolidation, Merger, Conveyance, Transfer or Lease

The Company will not in any transaction or series of related transactions, consolidate or merge with or into or wind up into any other Person (whether or not the Company is the surviving corporation), or directly or indirectly sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the properties or assets of the Company, taken as a whole, to any other Person, unless:

(i)  the resulting or surviving Person or the Person to which such sale, assignment, conveyance, transfer, lease or other disposition has been made (such Person, the “Successor Company”), (1) shall be a corporation, partnership, limited liability company or similar entity organized and validly existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia (and, if such entity is not a corporation, a co-obligor of the Notes is a corporation organized under any such laws) and (2) if other than the Company, shall expressly assume, by a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee, all of the obligations of the Company under the Notes and the Indenture, and assumes by written agreement all of the obligations of the Company under the Registration Rights Agreement;

(ii)  immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(iii)  immediately after giving effect to any such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period, (a) the Successor Company could Incur $1.00 of additional Debt under the provisions described in the first paragraph of “—Limitation on Incurrence of Debt”, or (b) the Consolidated Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries for the most recent Four Quarter Period shall be equal to or greater than such Consolidated Fixed Charge Coverage Ratio immediately prior to such transaction (or the first such transaction if there are a series of transactions);

(iv)  each Guarantor (unless it is the other party to the transactions described above, in which case clause (i) of the second succeeding paragraph shall apply) shall have by a supplemental indenture confirmed that its Note Guarantee shall apply to such Successor Company’s obligations under the Indenture and the Notes and shall have by written agreement confirmed that its obligations under the Registration Rights Agreement shall continue to be in effect; and

(v)  the Company delivers, or causes to be delivered, to the Trustee, in form satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of the Indenture.

Subject to certain limitations, the Successor Company will succeed to, and be substituted for, the Company under the Indenture the Notes, the Note guarantees and the Registration Rights Agreement. Notwithstanding the foregoing, failure to satisfy the requirements of the preceding clauses (ii) and (iii) will not prohibit:

(a)  a merger between the Company and a Restricted Subsidiary that is a wholly owned Subsidiary of the Company or the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the assets of the Company to a Restricted Subsidiary that is a wholly owned Subsidiary of the Company; or

(b)  a merger between the Company and an Affiliate incorporated solely for the purpose of converting the Company into a corporation organized under the laws of the United States or any political subdivision or state thereof; so long as, in each case, the amount of Debt of the Company and its Restricted Subsidiaries is not increased thereby.

In addition, the Company will not permit any Guarantor in any transaction or series of related transactions, to consolidate or merge with or into or wind up into any other Person (whether or not such Guarantor is the surviving corporation), or directly or indirectly sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties or assets to any Person (other than, in the case of a Guarantor, to the Company or another Guarantor) unless:

(i)                                     (a) if such entity remains a Guarantor, the resulting, surviving or transferee Person (the “Successor Guarantor”) is a Person (other than an individual) organized and existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia;

(b)  the Successor Guarantor, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture, the Notes and its Note Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee and assumes by written agreement all the obligations of such Guarantor under the Registration Rights Agreement;

(c)  immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(d)  the Company delivers, or causes to be delivered, to the Trustee, in form satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of the Indenture; or

(ii)  in the event the transaction results in the release of the Subsidiary’s Note Guarantee under clause (1)(a) under “—Guarantees,” the transaction is made in compliance with the covenant described under “—Limitation on Asset Sales” (it being understood that only such portion of the Net Cash Proceeds as is required to be applied on the date of such transaction in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time).

Subject to certain limitations described in the Indenture, the Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and the Note Guarantee of such Guarantor.

Notwithstanding the foregoing, any Guarantor may merge with or into or transfer all or part of its properties and assets to a Guarantor or merge with a Restricted Subsidiary of the Company, so long as the resulting entity remains or becomes a Guarantor.

For purposes of this covenant, the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company or a Guarantor, as the case may be, which properties and assets, if held by the Company or such Guarantor instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company or such Guarantor on a consolidated basis, will be deemed to be the disposition of all or substantially all of the properties and assets of the Company or such Guarantor, as applicable.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Upon any consolidation, merger, winding up, sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the assets of the Company or a Guarantor in accordance with this covenant, the Company and a Guarantor, as the case may be, will be released from its obligations under the Indenture and the Notes or its Note Guarantee, as the case may be, and the Successor Company and the Successor Guarantor, as the case may be, will succeed to, and be substituted for, and may exercise every right and power of, the Company or a Guarantor, as the case may be, under the Indenture, the Notes, the Registration Rights Agreement and such Note Guarantee; provided that, in the case of a lease of all or substantially all of its assets, the Company will not be released from the obligation to pay the principal of and interest on the Notes, and a Guarantor will not be released from its obligations under its Note Guarantee.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment; provided that if such consents, waivers or amendments are sought in connection with an exchange offer where participation in such exchange offer is limited to Holders who are “qualified institutional buyers,” within the meaning of Rule 144A, or non-U.S. persons, within the meaning of Regulation S, then such consideration need only be offered to all Holders to whom the exchange offer is made and to be paid to all such Holders that consent, waive or agree to amend in such time frame.

Events of Default

Each of the following is an “Event of Default” under the Indenture:

(1)  default in the payment in respect of the principal of (or premium, if any, on) any Note when due and payable (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise);

(2)  default in the payment of any interest or Additional Interest (as required by the Registration Rights Agreement) upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

(3)  failure to perform or comply with the Indenture provisions described under “—Provision of Financial Information” and continuance of such failure to perform or comply for a period of 90 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(4)  except as permitted by or in accordance with the terms of the Indenture, any Note Guarantee shall for any reason cease to be, or it shall be asserted by any Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms;

(5)  default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor in the Indenture (other than a covenant or agreement, a default in whose performance or whose breach is specifically dealt with in clauses (1), (2), (3) or (4) above), and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(6)  a default or defaults under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Debt for money borrowed by the Company or any Restricted Subsidiary (or the payment of which is Guaranteed by the Company or any Restricted Subsidiary) having, individually or in the aggregate, a principal or similar amount outstanding of at least $75.0 million, whether such Debt now exists or shall hereafter be created, which default or defaults shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or (except in the case of any Debt owing to the Company by any Restricted Subsidiary or any Debt of any Restricted Subsidiary owing to the Company or another Restricted Subsidiary) shall constitute a failure to pay an amount of such Debt equal to at least $75.0 million when due and payable after the expiration of any applicable grace period with respect thereto;

(7)  the entry against the Company or any Restricted Subsidiary of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $75.0 million (net of amounts covered by insurance by a reputable and creditworthy insurer for which the issuer thereof has been notified of such claim and has not challenged such coverage), by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days; or

(8)  certain events in bankruptcy, insolvency or reorganization with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary (or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary).

If an Event of Default (other than an Event of Default specified in clause (8) above with respect to the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal of the Notes and any accrued interest on the Notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the Notes, have been cured or waived as provided in the Indenture, if (i) the rescission would not conflict with any judgment or decrees and (ii) all existing Events of Default, other than the non-payment of principal of, premium on, of any, or interest, if any, on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

In the event of a declaration of acceleration of the Notes solely because an Event of Default described in clause (6) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant Debt within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the Notes.

If an Event of Default specified in clause (8) above occurs with respect to the Company, the principal of and any accrued interest on the Notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For further information as to waiver of defaults, see “—Amendment, supplement and waiver.” The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of, premium, if any, and interest) if the Trustee determines that withholding notice is in the interests of the Holders to do so.

No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request to the Trustee, and provided indemnity and security satisfactory to the Trustee, to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Such limitations do not apply, however, to a suit instituted by a Holder of a Note directly (as opposed to through the Trustee) for enforcement of payment of the principal of (and premium, if any) or interest on such Note on or after the respective due dates expressed in such Note.

The Company will be required to furnish to the Trustee annually a statement as to the performance of certain obligations under the Indenture and as to any default in such performance. The Company also is required to promptly notify the Trustee in writing if it becomes aware of the occurrence of any Default or Event of Default.

Amendment, Supplement and Waiver

The Company, the Guarantors and the Trustee, at any time and from time to time, may without the consent of any Holders enter into one or more indentures supplemental to the Indenture and the Guarantees for any of the following purposes:

(1)  to evidence the succession of another Person to the Company or a Guarantor and the assumption by any such successor of the covenants of the Company or a Guarantor in the Indenture, the Note Guarantees and the Notes in accordance with “—Certain Covenants—Consolidation, Merger, Conveyance, Transfer or Lease”;

(2)  to add to the covenants of the Company and its Restricted Subsidiaries for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company or any Guarantor;

(3)  to add additional Events of Default for the benefit of the Holders;

(4)  to provide for or facilitate the issuance of global Notes in addition to or in place of the definitive Notes;

(5)  to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee; provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the Indenture;

(6)  to provide for or confirm the issuance of Additional Notes in accordance with the terms of the Indenture;

(7)  to add a Guarantor or to release a Guarantor in accordance with the Indenture;

(8)  to cure any ambiguity, defect, omission, mistake or inconsistency;

(9)  to make any other provisions with respect to matters or questions arising under the Indenture; provided that such actions pursuant to this clause (9) shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Board of Directors of the Company;

(10)  to conform the text of the Indenture, the Notes or the Note Guarantees to any provision of this “Description of New Notes” to the extent that the Trustee has received an Officers’ Certificate stating that such text constitutes an unintended conflict with the description of the corresponding provision in this “Description of New Notes;”

(11)  to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(12)  to provide for the issuance of Exchange Notes or private exchange notes (which shall be identical to Exchange Notes except that they will not be freely transferable) and which shall be treated, together with any outstanding Notes, as a single class of securities; or

(13)  to secure the Notes and the Note Guarantees.

The Company, the Guarantors and the Trustee may, with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), enter into an indenture or indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or the Notes or of modifying in any manner the rights of the Holders of the Notes under the Indenture, including the definitions therein; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each outstanding Note affected thereby:

(1)  change the Stated Maturity of any Note or of any installment of interest on any Note, or reduce the amount payable in respect of the principal thereof or the rate of interest thereon or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any Notes may be subject to redemption or reduce the Redemption Price therefor;

(2)  reduce the percentage in aggregate principal amount of the outstanding Notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture;

(3)  modify the obligations of the Company to make Offers to Purchase upon a Change of Control Triggering Event or from the Excess Proceeds of Asset Sales if such modification was done after the occurrence of such Change of Control Triggering Event or such Asset Sale;

(4)  modify or change any provision of the Indenture affecting the ranking of the Notes or any Note Guarantee in a manner adverse to the Holders of the Notes;

(5)  modify any of the provisions of this paragraph or provisions relating to waiver of defaults or certain covenants, except to increase any such percentage required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby; or

(6)  release any Guarantees required to be maintained under the Indenture (other than in accordance with the terms of the Indenture).

The Holders of not less than a majority in aggregate principal amount of the outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) may on behalf of the Holders of all the Notes waive any past default under the Indenture and its consequences, except a default:

(1)  in any payment in respect of the principal of (or premium, if any) or interest on any Notes (including any Note which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Company); or

(2)  in respect of a covenant or provision hereof which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

The Trustee shall receive an Officers’ Certificate and Opinion of Counsel confirming that all conditions precedent are satisfied with respect to any supplemental indenture, that such supplemental indenture is authorized or permitted by the Indenture and that such supplemental indenture is the legal, valid and binding obligation of the Company and each Guarantor, enforceable against each of them in accordance with its terms.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment, supplement or waiver. It is sufficient if such consent approves the substance of the proposed amendment or supplement. A consent to any amendment, supplement or waiver under the Indenture by any Holder given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender. After an amendment, supplement or waiver under the Indenture becomes effective, the Company is required to give to the Holders a notice briefly describing such amendment, supplement or waiver. However, the failure to give such notice to all the Holders, or any defect in the notice will not impair or affect the validity of any such amendment, supplement or waiver.

Satisfaction and Discharge of the Indenture; Defeasance

The Company and the Guarantors may terminate the obligations under the Indenture when:

(1)  either: (A) all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust, have been delivered to the Trustee for cancellation, or (B) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable by reason of the giving of a notice of redemption or otherwise or (ii) will become due and payable within one year or are to be called for redemption within one year (a “Discharge”) under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the Stated Maturity or date of redemption;

(2)  the Company or any Guarantor has paid or caused to be paid all other sums then due and payable under the Indenture;

(3)  no Default or Event of Default has occurred and is continuing on the date of such deposit or will occur as a result of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Debt and, in each case, the granting of Liens in connection therewith) and the deposit will not result in a breach or violation of, or constitute a default under, the Senior Credit Facilities or any other material agreement or material instrument (other than the Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(4)  the Company has delivered irrevocable written instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

(5)  the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel reasonably acceptable to the Trustee, each stating that all conditions precedent under the Indenture relating to the Discharge have been complied with.

The Company may elect, at its option, to have its obligations and the obligations of the Guarantors discharged with respect to the Indenture and the outstanding Notes and the Note Guarantees issued under the Indenture (“defeasance”). Such defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

(1)  the rights of Holders of such Notes to receive payments in respect of the principal of and any premium, if any, and interest on such Notes when payments are due, solely out of the trust referred below;

(2)  the Company’s obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)  the rights, powers, trusts, duties and immunities of the Trustee and the Company’s obligations in connection therewith;

(4)  the Company’s right of optional redemption; and

(5)  the defeasance provisions of the Indenture.

In addition, the Company may, pursuant to a resolution of its Board of Directors set forth in an Officers’ Certificate, elect, to have its obligations and the obligations of the Guarantors released with respect to certain covenants, including, without limitation, their obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control Triggering Event, in the Indenture (“covenant defeasance”) and thereafter any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, an Event of Default described under “—Events of Default” specified in clause (3), (4), (5) (only with respect to covenants that are released as a result of such covenant defeasance), (6), (7) and (8) (solely with respect to Significant Subsidiaries or any group of Restricted Subsidiaries that would constitute a Significant Subsidiary) will no longer constitute an Event of Default with respect to the Notes.

If the Company exercises either its defeasance or covenant defeasance option, each Guarantor will be released and relieved of any obligation under its Note Guarantee.

In order to exercise either defeasance or covenant defeasance with respect to outstanding Notes:

(1)  the Company must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such Notes: (A) money in an amount, or (B) U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the principal of and premium, if any, and interest on such Notes on the Stated Maturity thereof or (if the Company has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company) the redemption date thereof, as the case may be, in accordance with the terms of the Indenture and such Notes;

(2)  in the case of defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable United States federal income tax law, in either case (A) or (B) to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of such Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such Notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur;

(3)  in the case of covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such outstanding Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and covenant defeasance to be effected with respect to such Notes and will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur;

(4)  no Default or Event of Default with respect to the outstanding Notes shall have occurred and be continuing at the time of such deposit after giving effect thereto (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien to secure such borrowing);

(5)  such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes are in default within the meaning of such Act);

(6)  such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or material instrument (other than the Indenture and the agreements governing any other Debt being defeased, discharge or replaced) to which the Company or any of the Guarantors is a party or by which the Company or any of the Guarantors is bound;

(7)  the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with;

(8)  the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company, any Guarantors or others, with the intent of defeating, hindering, delaying or defrauding any creditors of the Company, any Guarantor or others; and

(9)  the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be (which instructions may be contained in the Officers’ Certificate referred to in clause (7) above).

In the event of a defeasance or a Discharge, a Holder whose taxable year straddles the deposit of funds and the distribution in redemption to such Holder would be subject to tax on any gain (whether characterized as capital gain or market discount) in the year of deposit rather than in the year of receipt. In connection with a Discharge, in the event the Company becomes insolvent within the applicable preference period after the date of deposit, monies held for the payment of the Notes may be part of the bankruptcy estate of the Company, disbursement of such monies may be subject to the automatic stay of the bankruptcy code and monies disbursed to Holders may be subject to disgorgement in favor of the Company’s estate. Similar results may apply upon the insolvency of the Company during the applicable preference period following the deposit of monies in connection with defeasance.

Notwithstanding the foregoing, the Opinion of Counsel required by clause (2) above with respect to a defeasance need not to be delivered if all Notes not therefore delivered to the Trustee for cancellation (x) have become due and payable by reason of the giving of a notice of redemption or otherwise, or (y) will become due and payable at Stated Maturity within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

The Trustee

U.S. Bank National Association, the Trustee under the Indenture, will be the initial Paying Agent and Registrar for the Notes. The Trustee from time to time may extend credit to the Company in the normal course of business. Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the continuance of an Event of Default that has not been cured or waived, the Trustee will exercise such of the rights and powers vested in it by the Indenture and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

The Indenture and the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any “conflicting interest” (as defined in the Trust Indenture Act) it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs. Subject to such provisions, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have provided to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses, fees and liabilities which might be incurred by it in compliance with such request or direction.

No recourse may, to the full extent permitted by applicable law, be taken, directly or indirectly, with respect to the obligations of the Company or the Guarantors on the Notes or under the Indenture or any related documents, any certificate or other writing delivered in connection therewith, against (i) the Trustee in its individual capacity, (ii) any partner, owner, beneficiary, agent, officer, director, employee, agent, successor or assign of the Trustee, each in its individual capacity or (iii) any holder of equity in the Trustee.

No Personal Liability of Stockholders, Partners, Officers or Directors

No director, manager, officer, employee, equity owner, general or limited partner, incorporator or other Person acting in any capacity similar to any of the foregoing, past, present or future, of the Company or any of its Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Company under the Notes, any Note Guarantee or the Indenture by reason of such status. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Notices

Notices given by publication will be deemed given on the first date on which publication is made, and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing. Notwithstanding any other provision of the Indenture or any Note, where the Indenture or any Note provides for notice of any event (including any notice of redemption) to any Holder of an interest in a global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to DTC or any other applicable depositary for such Note (or its designee) according to the applicable procedures of DTC or such depositary.

Governing Law

The Indenture and the Notes are governed by, and will be construed in accordance with, the laws of the State of New York, without regard to conflicts of laws principles thereof.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized term used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person; (1) Debt of any other Person or any of its Subsidiaries existing at the time such Person is merged with or into or became a Restricted Subsidiary of such specified Person; (2) Debt assumed in connection with the acquisition of assets from such Person or (3) Debt secured by a Lien encumbering any assets acquired by such specified Person, in each case, whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Debt shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted

Subsidiary and, with respect to clauses (2) and (3) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Interest” means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms ‘controlling” and “controlled” have meanings that correspond to the foregoing.

“Asset Acquisition” means:

(a)                                 an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary; or

(b)                                 the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business and consistent with past practices.

“Asset Sale” means any direct or indirect transfer, conveyance, issuance, sale, lease (other than an operating lease entered into in the ordinary course of business) or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger) by the Company or any of its Restricted Subsidiaries to any Person (other than to the Company or one or more of its Restricted Subsidiaries) in any single transaction or series of related transactions of:

(i)                                     Capital Interests in another Person (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law); or

(ii)                                  any other property or assets;

provided, however, that the term “Asset Sale” shall exclude:

(a)                                 any asset disposition permitted by the provisions described under “—Certain Covenants—Consolidation, Merger, Conveyance, Transfer or Lease” that constitutes a disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole;

(b)                                 any transfer, conveyance, sale, lease or other disposition of property or assets having a Fair Market Value of less than $20.0 million;

(c)                                  sales or other dispositions of cash or Eligible Cash Equivalents in the ordinary course of business;

(d)                                 any sale of Capital Interests in, or Debt or other securities of, an Unrestricted Subsidiary;

(e)                                  the sale and leaseback of any assets within 90 days of the acquisition thereof;

(f)                                   the disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(g)                                  a Restricted Payment that is otherwise permitted by the Indenture;

(h)                                 any trade-in of equipment in exchange for other equipment; provided that in the good faith judgment of the Company, the Company or such Restricted Subsidiary receives equipment having a Fair Market Value equal to or greater than the equipment being traded in;

(i)                                     the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets between the Company or any of its Restricted Subsidiaries and another Person to the extent that the Related Business Assets received by the Company or its Restricted Subsidiaries are of equivalent or better market value than the Related Business Assets transferred; provided that in the event such purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets involves an aggregate Fair Market Value in excess of $25.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company; provided further, that any cash or Eligible Cash Equivalents received must be applied in accordance with the covenant described under “—Certain Covenants—Limitation on Asset Sales.”

(j)                                    the creation of a Permitted Lien (but not the sale or other disposition of the property subject to such Lien);

(k)                                 leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries and otherwise in accordance with the provisions of the Indenture;

(l)                                     any disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary (other than a Receivable Subsidiary);

(m)                             dispositions of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business and consistent with past practice;

(n)                                 licensing or sublicensing of intellectual property or other general intangibles in accordance with industry practice in the ordinary course of business;

(o)                                 any transfer, conveyance, sale or other disposition of property or assets consisting of auction rate securities;

(p)                                 any transfer of accounts receivable or other financial assets, or a fractional undivided interest therein, by a Receivable Subsidiary in a Qualified Receivables Transaction;

(q)                                 any sales of accounts receivable or other financial assets, directly or indirectly, to a Receivable Subsidiary pursuant to a Qualified Receivables Transaction for the Fair Market Value thereof (including the issuance of equity by and/or an increase in the value of the equity of such Receivable Subsidiary); including cash or other financial accommodation, such as the provision of letters of credit by such Receivable Subsidiary on behalf of or for the benefit of the transferor of such accounts receivable or other financial assets, in an amount at least equal to 75% of the Fair Market Value thereof (for the purposes of this clause (q), Purchase Money Notes will be deemed to be cash);

(r)                                    foreclosures on assets to the extent it would not otherwise result in a Default or Event of Default;

(s)                                   a disposition of inventory in the ordinary course of business; or

(t)                                    any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind.

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been or may, at the option of the lessor, be extended); provided, however, that if such Sale and Leaseback Transaction results in a Capital Lease Obligation, the amount of Debt represented thereby, will be determined in accordance with the definition of “Capital Lease Obligations”;

“Average Life” means, as of any date of determination, with respect to any Debt or Preferred Interests, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such

Debt multiplied by (y) the amount of such principal payment of such Debt or redemption or similar payment with respect to such Preferred Interests by (ii) the sum of all such principal payments.

“Board of Directors” means, with respect to the Company or any Restricted Subsidiary, its board of directors (or the substantial equivalent if such entity is not a corporation) or any duly authorized committee thereof, as applicable.

“Business Day” means each date that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“Capital Interests” in any Person means any and all shares, interests (including Preferred Interests), participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than Debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such Person.

“Capital Lease Obligations” means any obligation of a Person under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Change of Control” means any event which results in the legal or beneficial ownership of Voting Interests of the Company granting the holder or holders thereof a majority of the votes for the election of the majority of the Board of Directors (or other supervisory board) of the Company being owned by any person or entity (or group of persons or entities) acting in concert other than any Permitted Holder.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline.

“Code” means the Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Interests” of any Person means Capital Interests in such Person that do not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to Capital Interests of any other class in such Person.

“Consolidated Cash Flow Available for Fixed Charges” means, with respect to any Person for any period:

(i)                                     the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:

(a)                                 Consolidated Net Income;

(b)                                 Consolidated Non-cash Charges;

(c)                                  Consolidated Interest Expense to the extent the same was deducted in computing Consolidated Net Income;

(d)                                 Consolidated Income Tax Expense;

(e)                                  (i) any net loss from discontinued operations and (ii) any fees and expenses incurred in connection with the closing of any issuance of Debt or Capital Interests, acquisition or disposition permitted under the Indenture;

(f)                                   any costs or expenses incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of an issuance of Capital Interests of the Company

(other than Redeemable Capital Interests), solely to the extent that such cash proceeds are excluded from clause (c) of “—Certain Covenants—Limitation on Restricted Payments”;

(g)                                  cash restructuring charges consisting of plant closures, employee severance payments, equipment relocation and lease and contract termination costs (without duplication); and

(h)                                 reduction in costs and other operating improvements and synergies (without duplication) determined by the Company in good faith to be realized as a result of specified actions taken or expected to be taken prior to or during such period (which cost savings, improvements or synergies shall be subject only to certification by Senior Management of the Company and shall be calculated on a pro forma basis as though such cost savings, improvements or synergies had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings, improvements or synergies are reasonably identifiable and factually supportable and (B) such actions have been taken or are expected to be taken within 12 months after the date of determination to take such action; provided, further, that the aggregate amount added back pursuant to this clause (h) in any Four Quarter period shall not exceed 10.0% of Consolidated Cash Flow Available for Fixed Charges for such period (calculated prior to giving effect to any increase pursuant to this clause (h)); minus

(ii)                                  (a) (i) net income from discontinued operations and (ii) the amount of extraordinary, non-recurring or unusual gains; minus

(b) an amount equal to any net gain realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such gains were included in computing Consolidated Net Income; plus or minus, as applicable;

(c) the effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements in such period pursuant to GAAP resulting from the applicability of purchase accounting, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of (1) the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such Person for the four full fiscal quarters, treated as one period, for which financial information in respect thereof is available immediately preceding the date of the transaction (the “Transaction Date”) (such four full fiscal quarter period being referred to herein as the “Four Quarter Period”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio to (2) the aggregate amount of Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Cash Flow Available for Fixed Charges” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation, to any Asset Sales or other dispositions or Asset Acquisitions, investments, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) occurring during the Four Quarter Period or any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including the Incurrence or assumption of any such Acquired Debt), investment, merger, consolidation or disposed operation occurred on the first day of the Four Quarter Period. For purposes of this definition, pro forma calculations shall be made in the good faith determination of a responsible financial or accounting officer of the Company. Any such pro forma calculation may include, without limitation, adjustments calculated in accordance with Regulation S-X under the Securities Act.

Furthermore, in calculating this “Consolidated Fixed Charge Coverage Ratio”:

(i)                                     if the Company or any Restricted Subsidiary has Incurred any Debt since the beginning of the applicable Four Quarter Period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio includes an Incurrence of Debt, Consolidated Cash Flow Available for Fixed Charges and Consolidated Interest Expense for such Four Quarter Period will be calculated after giving effect on a pro forma basis to such Debt as if such Debt had been Incurred on the first day of such Four Quarter Period and the discharge of any other Debt repaid, repurchased, redeemed, retired, defeased or otherwise discharged with the proceeds of such new Debt as if such discharge had occurred on the first day of such Four Quarter Period;

(ii)                                  if the Company or any Restricted Subsidiary has repaid, repurchased, redeemed, retired, defeased or otherwise discharged any Debt since the beginning of the Four Quarter Period that is no longer outstanding on such Transaction Date or if the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio includes a discharge of Debt (in each case, other than Debt Incurred under any revolving Debt Facility unless such Debt has been permanently repaid and the related commitment terminated and not replaced), Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of Debt, including with the proceeds of such new Debt, as if such discharge had occurred on the first day of such Four Quarter Period;

(iii)                               the amount of Debt under any revolving Debt Facility outstanding on the Transaction Date (other than any Debt Incurred under such facility in connection with the transaction giving rise to calculate the Consolidated Fixed Charge Coverage Ratio) will be deemed to be: (A) the average daily balance of such Debt during such Four Quarter Period or such shorter period for which such facility was outstanding or (B) if such facility was created after the end of such Four Quarter Period, the average daily balance of such Debt during the period from the date of creation of such facility to the date of such determination;

(iv)                              interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP;

(v)                                 if any Debt to which pro forma effect is being given bears a floating rate of interest, the interest expense on such Debt will be calculated as if the rate in effect on the Transaction Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Debt if such Hedging Obligation has a remaining term as at the Transaction Date in excess of 12 months); and

(vi)                              if interest on any Debt actually Incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period.

If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person (excluding credit support for third party customer financing in the ordinary course of business) and such Guarantee or the Debt subject thereto is not otherwise included in the calculation of Consolidated Fixed Charges, the calculation of the Consolidated Fixed Charge Coverage Ratio shall give effect to the Incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly Incurred or otherwise assumed such Guaranteed Debt as if such Guarantee occurred on the first day of the Four Quarter Period.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

(i)                                     Consolidated Interest Expense; and

(ii)                                  the product of (a) all dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Interests of such Person and its Restricted Subsidiaries or on Preferred Interests of Non-Guarantor Subsidiaries (other than dividends paid in Qualified Capital Interests), times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis in accordance with GAAP.

“Consolidated Income Tax Expense” means, with respect to any Person for any period, (x) if such Person is not a corporation, the Permitted Tax Payments of such Person for such period, or (y) if such Person is a corporation, the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP paid or accrued during such period, including any penalties and interest related to such taxes or arising from any tax examinations, to the extent the same were deducted in computing Consolidated Net Income.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(i)                                     the total interest expense of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation or duplication:

(a)                                 any amortization of debt discount and debt issuance costs; provided, however, that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense;

(b)                                 the net cost under any Hedging Obligation or Swap Contract in respect of interest rate protection (including any amortization of discounts);

(c)                                  the interest portion of any deferred payment obligation;

(d)                                 all commissions, discounts and other fees and charges owed with respect to financing activities or similar activities; and

(e)                                  all accrued interest;

(ii)                                  the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with GAAP; and

(iii)                               all capitalized interest of such Person and its Restricted Subsidiaries for such period; less interest income of such Person and its Restricted Subsidiaries for such period; provided, however, that Consolidated Interest Expense will exclude (I) the amortization or write-off of debt issuance costs and deferred financing fees, commissions, fees and expenses, (II) any expensing of interim loan commitment and other financing fees and (III) capitalized costs incurred in connection with the initial closing of any Hedging Obligation or Swap Contract.

“Consolidated Net Income” means, with respect to any Person, for any period, the consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income, by:

(A)                               excluding, without duplication

(i)                                     all extraordinary gains or losses (net of fees and expenses relating to the transaction giving rise thereto), income, expenses or charges;

(ii)                                  the portion of net income of such Person and its Restricted Subsidiaries allocable to minority or non-controlling interests or Investments in Unrestricted Subsidiaries to the extent that cash dividends or distributions have not actually been received by such Person or one of its Restricted Subsidiaries; provided that for the avoidance of doubt, Consolidated Net Income shall be increased in amounts equal to the amounts of cash actually received;

(iii)                               gains or losses in respect of any Asset Sales by such Person or one of its Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), on an after-tax basis;

(iv)                              solely for purposes of determining the amount available for Restricted Payments under clause (c) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the net income of any Restricted Subsidiary (other than a Guarantor) or such Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its stockholders; provided that for the avoidance of doubt, Consolidated Net Income shall be increased in amounts equal to the amounts of cash actually received;

(v)                                 any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

(vi)                              any fees and expenses paid in connection with the issuance of the Notes;

(vii)                           non-cash compensation expense Incurred with any issuance of equity interests to an employee of such Person or any Restricted Subsidiary;

(viii)                        any net after-tax gains or losses attributable to the early extinguishment or conversion of Debt;

(ix)                              any non-cash impairment charges or asset write-off or write-down resulting from the application of Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 350 “Intangibles—Goodwill and Other” or ASC Topic 360 “Property, Plant and Equipment,” and the amortization of intangibles arising pursuant to ASC Topic 805 “Business Combinations” or any related subsequent Statement of Financial Accounting Standards;

(x)                                 non-cash gains, losses, income and expenses resulting from fair value accounting required by ASC Topic 815 “Derivatives and Hedging” or any related subsequent Statement of Financial Accounting Standards;

(xi)                              any net unrealized gains and losses relating to mark-to-market of amounts denominated in foreign currencies resulting from the application of ASC Topic 830 “Foreign Currency Matters” or any related subsequent Statement of Financial Accounting Standards;

(xii)                           any accruals and reserves that are established within 12 months after the closing of any acquisition that are so required to be established as a result of such acquisition in accordance with GAAP;

(xiii)                        any accruals and reserves that are established for expenses and losses, in respect of equity—based awards compensation expense (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall reduce Consolidated Net Income to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period);

(xiv)                       any expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any Investment or any sale, conveyance, transfer or other disposition of assets permitted under the Indenture, to the extent actually reimbursed, or, so long as the Company has made a determination that a reasonable basis exists for indemnification or reimbursement and only to the extent that such amount is in fact indemnified or reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 days); and

(xv)                          to the extent covered by insurance and actually reimbursed, or, so long as the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is in fact reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 days), expenses, charges or losses with respect to liability or casualty events or business interruption; and

(B)  including, without duplication, dividends and distributions from joint ventures actually received in cash by such Person.

“Consolidated Net Tangible Assets” of any Person means the aggregate amount of assets of such Person and its Restricted Subsidiaries after deducting therefrom (to the extent otherwise included therein) all goodwill, trade names, trademarks, patents, service marks, copyrights, licenses, organization or development expenses, non-controlling interests in consolidated Subsidiaries held by Persons other than the Company or any Restricted Subsidiary, treasury stock, cash or securities set aside and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Interests, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual (as the case may be) consolidated balance sheet (prior to the relevant date of determination) of such Person and its Restricted Subsidiaries in accordance with GAAP.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization (including amortization of goodwill, other intangibles, deferred financing fees, debt issuance costs, commissions, fees and expenses) and other non-cash expenses, charges, losses and other items of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss and excluding any charge which requires an accrual of or a reserve for cash charges for any future period).

“Debt” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, the following: (i) all indebtedness of such Person for money borrowed or for the deferred purchase price of property, excluding any trade payables or other current liabilities Incurred in the normal course of business; (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments and the principal component of all obligations of such Person in respect of letters of credit; (iii) all reimbursement obligations of such Person with respect to letters of credit (other than letters of credit that are secured by cash or Eligible Cash Equivalents), bankers’ acceptances or similar facilities (excluding obligations in respect of letters of credit or bankers’ acceptances issued in respect of trade payables) issued for the account of such Person; provided that such obligations shall not constitute Debt except to the extent drawn and not repaid within five Business Days; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement (other than operating leases) with respect to property or assets acquired by such Person; (v) all Capital Lease Obligations of such Person; (vi) the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Redeemable Capital Interests or, with respect to any Non-Guarantor Subsidiary, any Preferred Interests (but excluding, in each case, any accrued dividends); (vii) any Swap Contracts and Hedging Obligations of such Person at the time of determination; (viii) Attributable Debt with respect to any Sale and Leaseback Transaction to which such Person is a party; and (ix) all obligations of the types referred to in clauses (i) through (viii) of this definition of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt.

For purposes of the foregoing: (a) the maximum mandatory repurchase price of any Redeemable Capital Interests or Preferred Interests that do not have a mandatory repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Interests or Preferred Interests as if such Redeemable Capital Interests or Preferred Interests were repurchased on any date on which Debt shall be required to be determined pursuant to the Indenture; provided, however, that, if such Redeemable Capital Interests or Preferred Interests are not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Interests or Preferred Interests; (b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with GAAP, but such Debt shall be deemed Incurred only as of the date of original issuance thereof; (c) the amount of any Debt described in clause (vii) is the net amount payable (after giving effect to permitted set off) if such Swap Contracts or Hedging Obligations are terminated at that time due to default of such Person; (d) the amount of any Debt described in clause (ix)(A) above shall be the stated or determinable amount of or, if not stated or if indeterminable, the maximum reasonably anticipated liability under any such Guarantee and (e) the amount of any Debt described in clause (ix)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets.

Notwithstanding the foregoing, (i) in connection with the purchase by the Company or any Restricted Subsidiary of any business or assets, the term “Debt” will exclude (x) customary indemnification obligations and (y) post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment is otherwise contingent; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter, and (ii) the term “Debt” will exclude debt that has been defeased, satisfied and discharged, repaid, retired, repurchased or redeemed in accordance with its terms and, to the extent such defeasance, satisfaction and discharge, repayment, retirement, repurchase or redemption constitutes a Restricted Payment, in accordance with the provisions of “—Certain Covenants—Limitation on Restricted Payments” set forth above.

The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations and Guarantees as described above and, only upon the occurrence of the contingency giving rise to the obligations, the maximum reasonably anticipated liability of any contingent obligations (other than Guarantees) at such date. If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the amount of Debt of such Person shall give effect to the Incurrence of such Guaranteed Debt (excluding credit support for third party customer financing in the ordinary course of business) as if such Person or such Subsidiary had directly Incurred or otherwise assumed such Guaranteed Debt.

“Debt Facilities” means one or more debt facilities (including, without limitation, the Senior Credit Facilities) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuances of debt securities evidenced by notes, debentures, bonds or similar instruments, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities) in whole or in part from time to time (and whether or not with the original administrative agent, lenders or trustee or another administrative agent or agents, other lenders or trustee and whether provided under the original Senior Credit Facilities or any other credit or other agreement or indenture).

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration, including Related Business Assets and Capital Interests in a Restricted Subsidiary or a Person that is designated as a Restricted Subsidiary, received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation less the amount of cash or Eligible Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Eligible Bank” means a bank or trust company that (i) is licensed, chartered or organized and existing under the laws of the United States of America or Canada, or any state, territory, province or possession thereof, (ii) as of the time of the making or acquisition of an Investment in such bank or trust company, has combined capital and surplus in excess of $500.0 million and (iii) the senior Debt of which is rated at least “A-2” by Moody’s or at least “A” by S&P.

“Eligible Cash Equivalents” means any of the following Investments: (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing not more than one year after the date of acquisition; (ii) time deposits in and certificates of deposit of any Eligible Bank; provided that such Investments have a maturity date not more than two years after date of acquisition and that the Average Life of all such Investments is one year or less from the respective dates of acquisition; (iii) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (i) above entered into with any Eligible Bank; (iv) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof, provided that such Investments mature, or are subject to tender at the option of the holder thereof, within 365 days after the date of acquisition and, at the time of acquisition, have a rating of at least A from S&P or A-2 from Moody’s (or an equivalent rating by any other nationally recognized rating agency); (v) commercial paper of any Person other than an Affiliate of the Company and other than structured investment vehicles; provided that such Investments have one of the two highest ratings obtainable from either S&P or Moody’s and mature within 180 days after the date of acquisition; (vi)(A) overnight and demand deposits in and bankers’ acceptances of any Eligible Bank and (B) overnight and demand deposits in any other bank or trust company to the extent insured by the Federal Deposit Insurance Corporation against the Bank Insurance Fund; (vii) money market funds substantially all of the assets of which comprise Investments of the types described in clauses (i) through (vi); and (viii) Investments equivalent to those referred to in clauses (i) through (vii) above or funds equivalent to those referred to in clause (vii) above denominated in U.S. dollars or any foreign currency issued by a foreign issuer or bank comparable in credit quality and tender to those referred to in such clauses and customarily used by corporations for cash management purposes in jurisdictions outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary that is a Foreign Subsidiary, all as determined in good faith by the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Notes” means the secured notes issued pursuant to the Note Agreement, dated as of September 1, 1995, as amended from time to time, among the Obligors (as defined therein) and the Purchasers (as defined therein) and in existence on the Issue Date (less the aggregate principal amount of Existing Notes that are thereafter converted, repurchased, redeemed, discharge or otherwise repaid).

“Expiration Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Fair Market Value” means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof as determined in good faith by the Company. In the case of a transaction between the Company or a Restricted Subsidiary, on the one hand, and a Receivable Subsidiary, on the other hand, if the Company determines in its sole discretion that such determination is appropriate, a determination as to Fair Market Value may be made at the commencement of the transaction and be applicable to all dealings between the Receivable Subsidiary and the Company or such Restricted Subsidiary during the course of such transaction.

“Foreign Subsidiary” means any Restricted Subsidiary other than a Restricted Subsidiary incorporated or otherwise organized or existing under the laws of the United States or any state thereof or the District of Columbia.

“Founders” means (i) the respective spouses and descendants of Harry V. Quadracci, Harry R. Quadracci or Thomas A. Quadracci and/or the spouses of any such descendants, (ii) the respective executors, administrators, guardians or conservators of the estates of any of the Harry V. Quadracci, Harry R. Quadracci, Thomas A. Quadracci or the Persons described in clause (i) above, (iii) trustees holding shares of the Voting Interests of the Company for the benefit of any of the persons described in clause (i) or (ii) above and (iv) any employee stock ownership plan of the Company.

“Four Quarter Period” has the meaning set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

“GAAP” means generally accepted accounting principles in the United States, consistently applied, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect on the Issue Date.

“Guarantee” means, as applied to any Debt of another Person, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the normal course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment (or payment of damages in the event of non-payment) of all or any part of such Debt of another Person (and “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing).

“Guarantor” means each Restricted Subsidiary in existence on the Issue Date that provides a Note Guarantee on the Issue Date (and any other Restricted Subsidiary that provides a Note Guarantee after the Issue Date); provided that upon release or discharge of such Restricted Subsidiary from its Note Guarantee in accordance with the Indenture, such Restricted Subsidiary ceases to be a Guarantor.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any interest rate agreement, currency agreement or commodity agreement.

“Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“Incur” means, with respect to any Debt of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or the recording, as required pursuant to GAAP or other applicable accounting standards, of any such Debt on the balance sheet of such Person; provided, however, that any Debt or Capital Interests of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary. “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings that correspond to the foregoing. In addition, the following shall not be deemed a separate Incurrence of Debt:

(1)  amortization of debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

(2)  the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Interests in the form of additional Capital Interests of the same class and with the same terms;

(3)  the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

(4)  unrealized losses or charges in respect of Hedging Obligations.

“Initial Purchasers” means J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, U.S. Bancorp Investments, Inc., PNC Capital Markets LLC, SunTrust Robinson Humphrey, Inc., the other initial purchasers named in the Offering Memorandum and such other initial purchasers party to the purchase agreement entered into in connection with the offer and sale of the Notes on the Issue Date and any similar purchase agreement in connection with any Additional Notes.

“Investment” by any Person means any direct or indirect loan, advance, guarantee for the benefit of (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following: (i) the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership in another Person; (ii) the purchase, acquisition or Guarantee of the Debt of another Person; and (iii) the purchase or acquisition of the business or assets of another Person substantially as an entirety but shall exclude: (a) accounts receivable and other extensions of trade credit in accordance with the Company’s customary practices; (b) the acquisition of property and assets from suppliers and other vendors in the normal course of business; and (c) prepaid expenses and workers’ compensation, utility, lease and similar deposits, in the normal course of business.

“Investment Grade Rating” designates a rating of BBB- or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such ratings by S&P or Moody’s. In the event that the Issuer shall select any other Rating Agency as provided under the definition of the term “Rating Agencies,” the equivalent of such ratings by such Rating Agency shall be used.

“Issue Date” means April 28, 2014.

“Leverage Ratio” means, with respect to any Person as of any date of determination, the ratio of (x) the total consolidated Debt of such Person and its Restricted Subsidiaries as of the end of the most recent Four Quarter Period for which internal financial statements are available, which would be reflected as a liability on a consolidated balance sheet of such Person and its Restricted Subsidiaries prepared as of such date, minus unrestricted domestic cash in excess of $15.0 million (excluding cash in excess of $175.0 million), to (y) the Consolidated Cash Flow Available for Fixed Charges of such Person for the then most recent Four Quarter Period for which internal financial statements are available, in each case with such pro forma adjustments to the amount of consolidated Debt and Consolidated Cash Flow Available for Fixed Charges as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

“Lien” means, with respect to any property or other asset, any mortgage, deed of trust, deed to secure debt, pledge, hypothecation, assignment for security purposes, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, preference, priority, encumbrance or other security agreement or arrangement of any kind or nature whatsoever on or with respect to such property or other asset, whether or not filed, recorded or otherwise perfected under applicable law, including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof or Sale and Leaseback Transaction, any option or other agreement to sell or give a security interest in and any authorized filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to its rating agency business.

“Net Cash Proceeds” means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of: (i) all reasonable out-of-pocket costs and expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, accounting, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets that must, by the terms of such Lien or such Debt, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Company or a Restricted Subsidiary thereof) in connection with such Asset Sale; and (iii) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction; provided, however, that: (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Cash Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) GAAP to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

“Non-Guarantor Subsidiary” means any Restricted Subsidiary that is not a Guarantor.

“Non-Recourse Debt” means Debt of a Person: (1) as to which neither the Company nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Debt) or (b) is directly or indirectly liable (as a guarantor or otherwise); (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company or any Restricted Subsidiary to declare a default under such other Debt or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and (3) the explicit terms of which provide there is no recourse against any of the assets of the Company or its Restricted Subsidiaries, except that Standard Securitization Undertakings shall not be considered recourse.

“Non-Recourse Receivable Subsidiary Debt” has the meaning set forth in the definition of “Receivable Subsidiary.”

“Note Guarantee” means, individually, any Guarantee of payment of the Notes and the Company’s other Obligations under the Indenture by a Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees.

“Obligations” means any principal, premium, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Debt.

“Offer” has the meaning set forth in the definition of “Offer to Purchase.”

“Offer to Purchase” means a written offer (the “Offer”) sent by the Company by first class mail, postage prepaid, to each Holder at such Holder’s address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of Notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Offer (or, if such Offer is conditioned upon the occurrence of a Change of Control Triggering Event, not more than 60 days after the date of such Change of Control Triggering Event) and a settlement date (the “Purchase Date”) for purchase of Notes within five Business Days after the Expiration Date. The Company shall notify the Trustee in writing at least 15 days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company’s obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

(1)  the Section of the Indenture pursuant to which the Offer to Purchase is being made;

(2)  the Expiration Date and the Purchase Date;

(3)  the aggregate principal amount of the outstanding Notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to Indenture covenants requiring the Offer to Purchase) (the “Purchase Amount”);

(4)  the purchase price to be paid by the Company for each $2,000 principal amount of Notes (and integral multiples of $1,000 in excess thereof) accepted for payment (as specified pursuant to the Indenture) (the “Purchase Price”);

(5)  that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in a minimum amount of $2,000 principal amount (and integral multiples of $1,000 in excess thereof);

(6)  the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

(7)  that, unless the Company defaults in making such purchase, any Note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

(8)  that, on the Purchase Date, the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase;

(9)  that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note or cause such Note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing);

(10)  that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its paying agent) receives, not later than the close of business on the Expiration Date, a facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the Notes the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of such Holder’s tender;

(11)  that (a) if Notes having an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes having an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $2,000 principal amount or integral multiples of $1,000 in excess thereof shall be purchased); and

(12)  if applicable, that, in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the Notes so tendered.

“Offering Memorandum” means the offering memorandum dated April 11, 2014 related to the offer and sale of the Notes.

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company or, in the event that the Company is a partnership or a limited liability company that has no such officers, a person duly authorized under applicable law by the general partner, managers, members or a similar body to act on behalf of the Company. Officer of any Guarantor has a correlative meaning.

“Officers’ Certificate” means a certificate signed by two Officers of the Company or a Guarantor, as applicable, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company or such Guarantor, as applicable.

“Permitted Business” means any business similar in nature to any business conducted by the Company and the Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Company and the Restricted Subsidiaries on the Issue Date, in each case, as determined in good faith by the Company.

“Permitted Debt” means:

(i)  Debt of the Company or any Guarantor Incurred pursuant to any Debt Facilities and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with undrawn trade letters of credit and reimbursements obligations relating to trade letters of credit satisfied within 30 days being excluded, and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) together with the principal component of amounts outstanding under Qualified Receivables Transactions in an aggregate principal amount at any one time outstanding not to exceed the greater of

(A) $1,650.0 million minus any amount used to permanently repay such Obligations (or permanently reduce commitments with respect thereto) pursuant to the “Limitation on Asset Sales” covenant, and (B) an amount of Debt at the time of Incurrence that does not cause the Secured Leverage Ratio of the Company and its Restricted Subsidiaries for the most recent Four Quarter Period to exceed 3.50 to 1.00, determined on a pro forma basis for the Incurrence of such Debt and the application of the net proceeds therefrom (provided that any Debt Incurred pursuant to this clause (B) shall be deemed to be Secured Debt solely for purposes of such calculation);

(ii)  Debt under the Notes issued on the Issue Date (and any Exchange Notes pursuant to the Registration Rights Agreement) and contribution, indemnification and reimbursement obligations owed by the Company or any Guarantor to any of the other of them in respect of amounts paid or payable on such Notes;

(iii)  Guarantees of the Notes (and any Exchange Notes pursuant to the Registration Rights Agreement);

(iv)  Debt of the Company or any Restricted Subsidiary outstanding on the Issue Date (the Existing Notes shall be Incurred under this clause (iv) and not clause (i)) (other than clauses (i), (ii) and (iii) above or clauses (v), (vi), (vii), (viii), (x), (xi), (xii), (xiii), (xiv) and (xix) below);

(v)  Guarantees by (a) the Company or Guarantors of Debt permitted to be Incurred by the Company or a Guarantor in accordance with the provisions of the Indenture; provided that in the event such Debt that is being Guaranteed is a Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Notes or the Note Guarantee, as the case may be, and (b) Non-Guarantor Subsidiaries of Debt Incurred by Non-Guarantor Subsidiaries in accordance with the provisions of the Indenture;

(vi)  Debt of the Company owing to and held by any Restricted Subsidiary (other than a Receivable Subsidiary) or Debt of a Restricted Subsidiary owing to and held by the Company or any other Restricted Subsidiary (other than a Receivable Subsidiary); provided, however,

(a)  if the Company is the obligor on Debt owing to a Non-Guarantor Subsidiary, such Debt is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

(b)  if a Guarantor is the obligor on Debt owing to a Non-Guarantor Subsidiary, such Debt is expressly subordinated in right of payment to the Note Guarantee of such Guarantor; and

(c)  (i) any subsequent issuance or transfer of Capital Interests or any other event which results in any such Debt being beneficially held by a Person other than the Company or a Restricted Subsidiary of the Company (other than a Receivable Subsidiary); and

(ii)  any sale or other transfer of any such Debt to a Person other than the Company or a Restricted Subsidiary of the Company (other than a Receivable Subsidiary),

shall be deemed, in each case, under this clause (vi)(c), to constitute an Incurrence of such Debt by the Company or such Restricted Subsidiary, as the case may be;

(vii)  Debt Incurred in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance and self-insurance obligations, and, for the avoidance of doubt, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion guarantees (not for borrowed money) provided or Incurred (including Guarantees thereof) by the Company or a Restricted Subsidiary in the ordinary course of business;

(viii)  Debt under Swap Contracts and Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes);

(ix)  Debt of the Company or any Restricted Subsidiary pursuant to Capital Lease Obligations, Synthetic Lease Obligations and Purchase Money Debt; provided that the aggregate principal amount of such Debt outstanding at the time of incurrence may not exceed the greater of (x) $175.0 million and (y) 6.0% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries in the aggregate;

(x)  Debt arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Interests of a Restricted Subsidiary otherwise permitted under the Indenture; to the extent that:

(a)  the maximum aggregate liability in respect of all such Debt does not exceed the gross proceeds, including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition; and

(b)  such Debt is not reflected on the balance sheet of the Company or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (x));

(xi)  Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Debt is extinguished within five Business Days of Incurrence and Debt arising from negative account balances in cash pooling arrangements arising in the ordinary course of business;

(xii)  obligations of the Company or its Subsidiaries in respect of customer advances received and held in the ordinary course of business;

(xiii)  Debt constituting credit support for third party customer financing in the ordinary course of business;

(xiv)  performance bonds or performance guaranties (or bank guaranties or letters of credit in lieu thereof) entered into in the ordinary course of business and not for borrowed money;

(xv)  Debt of Restricted Subsidiaries that are Foreign Subsidiaries of the Company not to exceed the greater of (x) $500.0 million and (y) 16.5% of the Consolidated Net Tangible Assets of all Restricted Subsidiaries that are Foreign Subsidiaries outstanding at the time of Incurrence;

(xvi)  Debt of Persons Incurred and outstanding on the date on which such Person became a Restricted Subsidiary or was acquired by, or merged into, the Company or any Restricted Subsidiary (other than Debt Incurred (a) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Company or (b) otherwise in connection with, or in contemplation of, such acquisition); provided, however, that at the time such Person is acquired, either

(i)  the Company would have been able to Incur $1.00 of additional Debt pursuant to the first paragraph of the “Limitation on Incurrence of Debt” covenant on a pro forma basis after giving effect to the Incurrence of such Debt pursuant to this clause (xvi); or

(ii)  on a pro forma basis, the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries is equal to or greater than such ratio immediately prior to such acquisition or merger;

(xvii)  Debt of the Company or any Restricted Subsidiary not otherwise permitted pursuant to this definition, in an aggregate principal amount not to exceed at any time outstanding the greater of $250.0 million and 8.25% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries at the time of Incurrence;

(xviii)  the Incurrence by the Company or any Restricted Subsidiary of Refinancing Debt that serves to refund or refinance any Debt Incurred as permitted under the first paragraph of the “Limitation on Incurrence of Debt” covenant and clauses (i)(B), (ii), (iii), (iv), (xv), (xvi) and this clause (xviii); provided that in the case of any Refinancing Debt Incurred to refinance Debt Incurred and outstanding under clauses (i)(B) or (xv) of “Permitted Debt”, such Debt shall be deemed to have been Incurred and to be outstanding under such clauses (i)(B) or (xv), as applicable, and not this clause (xviii) for purposes of determining amounts outstanding under such clauses (i)(B) and (xv); and

(xix)  the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries (other than a Receivable Subsidiary) of shares of Preferred Interests; provided, however, that: (a) any subsequent issuance or transfer of Capital Interests that results in any such Preferred Interests being held by a Person other than the Company or a Restricted Subsidiary (other than a Receivable Subsidiary); and (b) any sale or other transfer of any such Preferred Interests to a Person that is not either the Company or a Restricted Subsidiary (other than a Receivable Subsidiary) shall be deemed, in each case, to constitute an issuance of such Preferred Interests by such Restricted Subsidiary that was not permitted by this clause (xix).

“Permitted Holders” means (1) each Founder or (2) any Permitted Parent. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which an Offer to Purchase is made in accordance with the requirements of the Indenture (or would result in an Offer to Purchase in the absence of the waiver of such requirement by Holders in accordance with the Indenture) will thereafter constitute additional Permitted Holders.

“Permitted Liens” means:

(a)  Liens existing at the Issue Date (including Liens securing the Existing Notes but excluding Liens permitted by clause (b), which clause (b) includes Liens securing Obligations under the Senior Credit Facilities);

(b)  Liens that secure (A) Debt under Debt Facilities permitted to be Incurred pursuant to clause (i)(A) of the definition of “Permitted Debt,” (B) Hedging Obligations and Swap Contracts relating to such Debt Facilities and permitted under the agreements related thereto and (C) fees, expenses and other amounts payable under such Debt Facilities or payable pursuant to cash management agreements or agreements with respect to similar banking services relating to such Debt Facilities and permitted under the agreements related thereto;

(c)  any Lien for taxes or assessments or other governmental charges or levies not then delinquent for more than 90 days, that are then remaining payable without penalty or which are being contested in good faith and for which adequate reserves are being maintained to the extent required by GAAP and, in each case, to the extent no notice of lien has been filed or recorded under the Code;

(d)  any warehousemen’s, materialmen’s, mechanic’s, repairmen’s, landlord’s or other similar Liens arising by law for sums not then due and payable (or which, if due and payable, remain payable without penalty or are being contested in good faith and with respect to which adequate reserves are being maintained, to the extent required by GAAP);

(e)  survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other similar restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not individually or in the aggregate materially adversely affect the value of the Company and its Restricted Subsidiaries taken as a whole or materially impair the operation of the business of the Company and its Restricted Subsidiaries taken as a whole;

(f)  pledges or deposits (i) in connection with workers’ compensation, unemployment and other insurance, other social security legislation and other types of statutory obligations or the requirements of any official body; (ii) to secure the performance of tenders, bids, surety or performance bonds, leases, purchase, construction, sales or servicing contracts (including utility contracts) and other similar obligations Incurred in the ordinary course of business; (iii) to obtain or secure obligations with respect to letters of credit, Guarantees, bonds or other sureties or assurances given in connection with the activities described in clauses (i) and (ii) above, in each case not Incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property or services or imposed by ERISA or the Code in connection with a “plan” (as defined in ERISA); or (iv) arising in connection with any attachment unless such Liens shall not be satisfied or discharged or stayed pending appeal within 60 days after the entry thereof or the expiration of any such stay;

(g)  Liens on property or assets or shares of Capital Interests of a Person existing at the time such Person acquires such property or assets, is merged with or into or consolidated with the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary (and not created or Incurred in anticipation of such transaction), provided that such Liens are not extended to the property and assets of the Company and its Restricted Subsidiaries other than the property or assets acquired and the proceeds thereof;

(h)  Liens securing Debt of a Restricted Subsidiary owed to and held by the Company or a Restricted Subsidiary (other than a Receivable Subsidiary) thereof;

(i)  for the avoidance of doubt, other Liens (not securing Debt) incidental to the conduct of the business of the Company or any of its Restricted Subsidiaries, as the case may be, or the ownership of their assets which do not individually or in the aggregate materially adversely affect the value of the Company and its Restricted Subsidiaries taken as a whole or materially impair the operation of the business of the Company and its Restricted Subsidiaries taken as a whole;

(j)  Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, in accordance with the terms of the Indenture of any Debt secured by Liens referred to in clauses (a), (g), (m), (w) and (bb) hereof to the extent that such Liens do not extend to any other property or assets and the principal amount of the obligations secured by such Liens is not increased;

(k)  Liens in favor of customs or revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods incurred in the ordinary course of business;

(l)  licenses and sublicenses of intellectual property granted in the ordinary course of business;

(m)  Liens to secure Capital Lease Obligations, Synthetic Lease Obligations and Purchase Money Debt permitted to be Incurred pursuant to clause (ix) of the definition of “Permitted Debt”; provided that such Liens do not extend to or cover any property or assets that are not property being purchased, leased, constructed or improved with the proceeds of such Debt;

(n)  Liens in favor of the Company or any Guarantor;

(o)  Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligation in respect of letters of credit and banker’s acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(p)  Liens that secure Debt of Restricted Subsidiaries that are Foreign Subsidiaries permitted pursuant to clause (xv) of the definition of “Permitted Debt”; provided that such Liens may not extend to any assets other than assets owned by a Restricted Subsidiary that is a Foreign Subsidiary;

(q)  Liens on property or shares of Capital Interests of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that (i) the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto) and (ii) such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary;

(r)  Liens (i) that are contractual rights of set-off (A) relating to the establishment of depository relations with banks not given in connection with the issuance of Debt, (B) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations and other cash management activities incurred in the ordinary course of business of the Company and/or any of its Restricted Subsidiaries or (C) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business and (ii) of a collecting bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (Y) encumbering reasonable customary initial deposits and margin deposits and attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and (Z) in favor of banking institutions arising as a matter of law or pursuant to customary account agreements encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(s)  Liens securing judgments or judicial attachment for the payment of money not constituting an Event of Default under clause (7) under the caption “Events of default” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(t)  leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any Restricted Subsidiaries and do not secure any Debt;

(u)  any interest of title of (i) an owner of equipment or inventory on loan or consignment, or as part of a conditional sale, to the Company or any of its Restricted Subsidiaries and Liens arising from Uniform Commercial Code financing statement filings regarding operating leases and bailments of paper and paper products entered into by the Company or any

Restricted Subsidiary in the ordinary course of business; and (ii) a lessor or secured by a lessor’s interest under any lease permitted under the Indenture;

(v)  deposits in the ordinary course of business to secure liability to insurance carriers;

(w)  Liens securing the Notes and the Note Guarantees;

(x)  Liens solely on any cash earnest money deposits made by the Company or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement in respect of any Investment permitted hereunder in an amount not to exceed $25.0 million;

(y)  options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and the like permitted to be made under the Indenture;

(z)  Liens arising in connection with repurchase agreements that constitute Investments;

(aa)  Liens on cash and other deposits or net worth imposed in connection with contracts entered into the ordinary course of business;

(bb)  Liens securing Debt permitted to be Incurred pursuant to clause (i)(B) of the definition of “Permitted Debt” so long as on a pro forma basis after giving effect to the Incurrence of such Debt, the Secured Leverage Ratio (calculated assuming all the commitments relating to the revolving credit tranche of any Debt Facility have been fully drawn) would not exceed 3.50 to 1.00;

(cc)  Liens on the Capital Interests of a Receivable Subsidiary and accounts receivable and other financial and related assets described in the definition of Qualified Receivables Transaction, in each case, incurred in connection with a Qualified Receivables Transaction and in an aggregate amount not to exceed at the time of creation the greater of (x) $300.0 million and (y) 10.0% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries;

(dd)  Liens securing Obligations for third party customer financing in the ordinary course of business;

(ee)  Liens not otherwise permitted under the Indenture in an aggregate amount not to exceed at the time of creation the greater of (x) $350.0 million and (y) 11.5% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries;

(ff)  Liens on cash, Eligible Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Debt permitted by the Indenture; and

(gg)  Liens on the identifiable proceeds of any property or asset subject to a Lien otherwise permitted under the Indenture.

“Permitted Parent” means any direct or indirect parent entity of the Company (other than a Person formed in connection with, or in contemplation of, a Change of Control transaction, merger, sale or other transfer of Capital Interests or assets of the Company that results in a modification of the beneficial ownership of the Company) that beneficially owns 100% of the Capital Interests of the Company; provided that the ultimate beneficial ownership of the Company has not been modified by the transaction by which such parent entity became the beneficial owner of 100% of the Capital Interests of the Company and such parent entity owns no assets other than Eligible Cash Equivalents and the Capital Interests of the Company or any other Permitted Parent.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Interests,” as applied to the Capital Interests in any Person, means Capital Interests in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Common Interests in such Person.

“Purchase Amount” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Money Debt” means:

(i)  Debt Incurred to finance the purchase or construction (including additions and improvements thereto) of any assets (other than Capital Interests) of such Person or any Restricted Subsidiary; and

(ii)  Debt that is secured by a Lien on such assets where the lender’s sole security is to the assets so purchased or constructed or substantially similar assets leased or purchased from such lender under a master lease or similar agreement and proceeds of the foregoing;

in either case that does not exceed 100% of the cost and to the extent the purchase or construction prices for such assets are or should be included in “addition to property, plant or equipment” in accordance with GAAP.

“Purchase Money Note” means a promissory note of a Receivable Subsidiary to the Company or any Restricted Subsidiary, which note must be repaid from cash available to the Receivable Subsidiary, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables or other financial assets. The repayment of a Purchase Money Note may be subordinated to the repayment of other liabilities of the Receivable Subsidiary on terms determined in good faith by the Company to be substantially consistent with market practice in connection with Qualified Receivables Transactions.

“Purchase Price” has the meaning set forth in the definition of “Offer to Purchase.”

“Qualified Capital Interests” in any Person means a class of Capital Interests other than Redeemable Capital Interests.

“Qualified Equity Offering” means (i) an underwritten public equity offering of Qualified Capital Interests pursuant to an effective registration statement under the Securities Act yielding gross proceeds to either of the Company, or any direct or indirect parent company of the Company, of at least $25.0 million or (ii) a private equity offering of Qualified Capital Interests of the Company, or any direct or indirect parent company of the Company, other than (a) any such public or private sale to an entity that is an Affiliate of the Company, (b) any public offerings registered on Form S-4 or S-8, (c) any issuance to any employee benefit plan of the Company or (d) any offering of Qualified Capital Interests in connection with a transaction that is a Change of Control; provided that, in the case of an offering or sale by a direct or indirect parent company of the Company, such parent company contributes to the capital of the Company the portion of the net cash proceeds of such offering or sale necessary to pay the aggregate Redemption Price (plus accrued interest to the redemption date) of the Notes to be redeemed pursuant to the provisions described under “—Optional Redemption.”

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or such Restricted Subsidiary transfers to (a) a Receivable Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) or (b) any other Person (in the case of a transfer by a Receivable Subsidiary), or grants a security interest in, any accounts receivable or other financial assets (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable or other financial assets, all contracts and all Guarantees or other obligations in respect of such accounts receivable or other financial assets, proceeds of such accounts receivable or other financial assets and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with an accounts receivable or other financial asset financing transaction; provided such transaction is on market terms as determined in good faith by the Company at the time the Company or such Restricted Subsidiary enters into such transaction.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available other than as a result of actions by the Company, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company which shall be substituted for Moody’s or S&P or both, as the case may be.

“Rating Category” means:

(1)  with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); and

(2)  with respect to Moody’s, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories).

“Rating Decline” means a decrease in the rating of the Notes by either of Moody’s or S&P by one or more gradations (including gradations within Rating Categories as well as between Rating Categories) on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Rating Decline otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Rating Decline for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agency making the reduction in rating to which this definition would otherwise apply does not announce or publicly confirm or inform the Company that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Rating Decline). In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories, namely + or—for S&P, and 1, 2, and 3 for Moody’s, will be taken into account; for example, in the case of S&P, a rating decline either from BB+ to BB or BB- to B+ will constitute a decrease of one gradation.

“Receivable Subsidiary” means a Subsidiary of the Company:

(1)  that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing accounts receivable or other financial assets of the Company and/or its Restricted Subsidiaries, including providing letters of credit on behalf of or for the benefit of the Company and/or its Restricted Subsidiaries;

(2)  that is designated by the Board of Directors as a Receivable Subsidiary pursuant to an Officers’ Certificate that is delivered to the Trustee;

(3)  that is either (a) a Restricted Subsidiary or (b) an Unrestricted Subsidiary designated in accordance with the covenant described under “—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries;’

(4)  no portion of the Debt or any other obligation (contingent or otherwise) of which (a) is at any time Guaranteed by the Company or any Restricted Subsidiary (excluding Guarantees of obligations (other than any Guarantee of Debt) pursuant to Standard Securitization Undertakings), (b) is at any time recourse to or obligates the Company or any Restricted Subsidiary in any way, other than pursuant to Standard Securitization Undertakings, or (c) subjects any asset of the Company or any other Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings (such Debt, “Non-Recourse Receivable Subsidiary Debt”);

(5)  with which neither the Company nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than (a) contracts, agreements, arrangements and understandings entered into in the ordinary course of business on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company in connection with a Qualified Receivables Transaction as determined in good faith by the Board of Directors of the Company, (b) fees payable in the ordinary course of business in connection with servicing accounts receivable or other financial assets in connection with such a Qualified Receivables Transaction as determined in good faith by the Board of Directors of the Company and (c) any Purchase Money Note or equity interest issued by such Receivable Subsidiary to the Company or a Restricted Subsidiary; and

(6)  with respect to which neither the Company nor any other Restricted Subsidiary has any obligation (a) to subscribe for additional shares of Capital Interests therein or make any additional capital contribution or similar payment or transfer thereto except in connection with a Qualified Receivables Transaction or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

“Redeemable Capital Interests” in any Person means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including the passage of time or the happening of an event), is required to be redeemed, is redeemable at the option of the holder thereof in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt or Redeemable Capital Interests of such Person at the option of the holder thereof, in whole or in part, at any time on or prior to the date 91 days after the earlier of the Stated Maturity of the principal amount of the Notes or the date the Notes are no longer outstanding; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Interests.

Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require the Company to repurchase such equity security upon the occurrence of a Change of Control Triggering Event or an Asset Sale will not constitute Redeemable Capital Interests if the terms of such equity security provide that the Company may not repurchase or redeem any such equity security pursuant to such provisions prior to compliance by the Company with the provisions of the Indenture described under the captions “—Change of Control Triggering Event” and “—Certain Covenants—Limitation on Asset Sales,” and such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Limitation on Restricted Payments.” The amount of Redeemable Capital Interests deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests or portion thereof, exclusive of accrued dividends.

“Redemption Price,” when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to the Indenture.

“Refinancing Debt” means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of the Indenture (including additional Debt Incurred to pay premiums (including reasonable tender premiums, as determined in good faith by the Senior Management of the Company), defeasance costs, accrued interest and fees and expenses (including fees and expenses relating to the Incurrence of such Refinancing Debt) in connection with any such refinancing), whether involving the same or any other lender or creditor or group of lenders or creditors (including, with respect to any Guarantee of Debt, the refinancing of the guaranteed Debt and incurrence of a Guarantee with respect to the new Debt), but only to the extent that:

(i)  the Refinancing Debt is subordinated to the Notes to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the Notes,

(ii)  the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least 91 days after the maturity date of the Notes,

(iii)  the Refinancing Debt has an Average Life at the time such Refinancing Debt is Incurred that is equal to or greater than the Average Life of the Debt being refunded, refinanced, renewed, replaced or extended,

(iv)  such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Debt being refunded, refinanced, renewed, replaced or extended and (c) the amount of reasonable and customary fees, expenses and costs related to the Incurrence of such Refinancing Debt, and

(v)  such Refinancing Debt is Incurred by the same Person (or its successor) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that the Company or any Guarantor may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary of the Company.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of April 28, 2014, among the Company, the Guarantors and the Initial Purchasers and any similar agreement entered into in connection with any Additional Notes, as such agreements may be amended from time to time.

“Related Business Assets” means assets (other than cash or Eligible Cash Equivalents or current assets) used or useful in a Permitted Business; provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Payment” is defined to mean any of the following:

(a)  any dividend or other distribution declared or paid on the Capital Interests in the Company or on the Capital Interests in any Restricted Subsidiary of the Company that are held by, or declared or paid to, any Person other than the Company or a Restricted Subsidiary of the Company (other than (i) dividends, distributions or payments made solely in Qualified Capital Interests in the Company and (ii) dividends or distributions payable to the Company or a Restricted Subsidiary of the Company or to the holders of Capital Interests of a Restricted Subsidiary on a pro rata basis);

(b)  any payment made by the Company or any of its Restricted Subsidiaries to purchase, redeem, acquire or retire any Capital Interests in the Company (including the conversion into, or exchange for, Debt of any Capital Interests) other than any such Capital Interests owned by the Company or any Restricted Subsidiary;

(c)  any principal payment made by the Company or any of its Restricted Subsidiaries on, or any payment made by the Company or any of its Restricted Subsidiaries to redeem, repurchase, defease (including a defeasance or covenant defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, any Subordinated Obligations (excluding any Debt owed to the Company or any Restricted Subsidiary); except payments of principal and interest in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, within one year of the due date thereof; and

(d)  any designation of a Restricted Subsidiary as an Unrestricted Subsidiary.

“Restricted Subsidiary” means any Subsidiary that has not been designated as an “Unrestricted Subsidiary” in accordance with the Indenture. Unless otherwise indicated, when used herein the term “Restricted Subsidiary” shall refer to a Restricted Subsidiary of the Company.

“S&P” means Standard & Poor’s Ratings Services or any successor to its rating agency business.

“Sale and Leaseback Transaction” means any direct or indirect arrangement pursuant to which property is sold or transferred by the Company or a Restricted Subsidiary and is thereafter leased back as a capital lease by the Company or a Restricted Subsidiary.

“Secured Debt” means any Debt of the Company or any of its Restricted Subsidiaries secured by a Lien.

“Secured Leverage Ratio” means, as of any date of determination, the ratio of (1) Secured Debt of the Company and its Restricted Subsidiaries as of the end of the most recent Four Quarter Period for which internal financial statements are available to (2) the Company’s Consolidated Cash Flow Available for Fixed Charges for the most recent Four Quarter Period for which internal financial statements are available, in each case, on a pro forma basis in a manner consistent with the definition of “Consolidated Fixed Charge Coverage Ratio.”

“Senior Credit Facilities” means the Company’s Senior Credit Agreement, dated as of the Issue Date, among the Company and guarantors named therein and JPMorgan Chase Bank, N.A., as administrative agent, and the other agents and lenders named therein, together with all related notes, letters of credit, collateral documents, guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified, supplemented, restated, refinanced, refunded or replaced in whole or in part from time to time including by or pursuant to any agreement or instrument that extends the maturity of any Debt thereunder, or increases the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under the “Limitation on incurrence of debt” covenant), or adds Subsidiaries of the Company as additional borrowers or guarantors thereunder, in each case with respect to such agreement or any successor or replacement agreement and whether by the same or any other agent, lender, group of lenders, purchasers or debt holders.

“Senior Management” means the chief executive officer, the chief financial officer, the treasurer and the vice chairman and executive vice president of strategy and corporate development of the Company.

“Significant Subsidiary”‘ has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and Exchange Act, but shall not include any Unrestricted Subsidiary.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary which are reasonably customary in an accounts receivable or other financial asset securitization transaction as determined in good faith by the Company, including Guarantees by the Company or any Restricted Subsidiary of any of the foregoing obligations of the Company or a Restricted Subsidiary.

“Stated Maturity,” when used with respect to (i) any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal amount of such Note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable.

“Subordinated Obligations” means any Debt of the Company or any Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes or the Note Guarantees pursuant to a written agreement to that effect.

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned or controlled, directly, or indirectly through one or more intermediaries, or both, by such Person.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including, without limitation, any fuel price caps and fuel price collar or floor agreements and similar agreements or arrangements designed to protect against or manage fluctuations in fuel prices and any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, but excluding fixed price commodity purchase contracts entered into with commodity suppliers in the ordinary course of business and not for speculative purposes, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Synthetic Lease Obligations” means any monetary obligation of a Person under (i) a so-called synthetic, off-balance sheet or tax retention lease, or (ii) an agreement for the use or possession of property (including Sale and Leaseback Transactions), in each case, creating obligations that do not appear on the balance sheet of such Person but which, upon the application of any bankruptcy or insolvency laws to such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

“Transactions” has the definition set forth in the Offering Memorandum.

“Treasury Rate” means as of any date of redemption of Notes the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to May 1, 2022; provided, however, that if the period from the redemption date to May 1, 2022 is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of U.S. Treasury securities for which such yields are given, except that if the period from the redemption date to May 1, 2022 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means:

(1)  any Subsidiary of the Company which at the time of determination shall be designed an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided under “—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries” and

(2)  any Subsidiary of an Unrestricted Subsidiary.

“Voting Interests” means, with respect to any Person, securities of any class or classes of Capital Interests in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

The Global Notes

The New Notes will be issued in the form of one or more registered notes in global form, without interest coupons (the “global notes”). Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•                  upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•                  ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of holders of the New Notes. The operations and procedures of DTC is controlled by DTC and may be changed at any time. None of us, the trustee or any paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

DTC has advised us that it is:

•                  a limited purpose trust company organized under the laws of the State of New York;

•                  a “banking organization” within the meaning of the New York State Banking Law;

•                  a member of the Federal Reserve System;

•                  a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•                  a “clearing agency” registered under Section 17A of the Securities Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the New Notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•                  will not be entitled to have Notes represented by the global note registered in their names;

•                  will not receive or be entitled to receive physical, certificated notes; and

•                  will not be considered the owners or holders of the New Notes under the indenture that governs the New Notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of New Notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the New Notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•                                          DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•                                          DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•                                          we, at our option, notify the trustee that we elect to cause the issuance of certificated notes and any participant requests a certificated note in accordance with DTC procedures; or

•                                          certain other events provided in the indenture that governs the New Notes should occur.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This summary of U.S. federal income tax considerations was written to support the offer to holders of the Original Notes to exchange for New Notes.  This summary is not intended or written to be legal or tax advice to any person, and is not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person.  No representation with respect to the consequences to any particular purchaser of the New Notes is made.  Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

The following is a summary of certain material U.S. federal income tax consequences of the exchange offer to holders of the Original Notes.  The discussion does not consider the aspects of the ownership and disposition of the Original Notes or the New Notes.  A discussion of the U.S. federal income tax consequences of holding and disposing of the Notes is contained in the offering memorandum dated April 11, 2014 with respect to the Original Notes.

This summary is based upon provisions of the Internal Revenue Code, applicable regulations, published positions of the IRS, administrative rulings and judicial decisions in effect as of the date of this prospectus, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the IRS so as to result in U.S. federal income tax consequences different from those discussed below.  The authorities on which this discussion is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of the Notes may differ from the treatment described below.

This summary deals only with Notes held as capital assets by purchasers at the issue price who are U.S. holders and not with special classes of holders, such as:

•                                          Dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, and insurance companies and traders in securities that elect to use a mark-to-market method of accounting for their securities;

•                                          “Passive foreign investment companies,” “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•                                          Persons holding Notes as a part of a hedging, integrated, conversion or constructive sale transaction, a straddle, or other risk reduction strategy;

•                                          Persons whose functional currency is not the U.S. dollar;

•                                          Certain former citizens or residents of the United States; or

•                                          Tax exempt organizations.

Persons considering the exchanging Original Notes for New Notes should consult their own tax advisors concerning these matters and as to the tax treatment under foreign, state and local tax laws and regulations. We cannot provide any assurance that the IRS will not challenge the conclusions stated below. We have not sought and will not seek a ruling from the IRS on any of the matters discussed below.

The exchange of Original Notes for the New Notes under the terms of the exchange offer should not constitute a taxable exchange.  As a result:

•                                          A holder should not recognize taxable gain or loss as a result of exchanging Original Notes for the New Notes under the terms of the exchange offer;

•                                          The holder’s holding period of the New Notes should include the holding period of the Original Notes exchanged for the New Notes; and

•                                          A holder’s adjusted tax basis in the New Notes should be the same as the adjusted tax basis, immediately before the exchange, of the Original Notes exchanged for the New Notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes in the exchange offer for its own account must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such notes. We reserve the right in our sole discretion to purchase or make offers for, or to offer New Notes for, any Original Notes that remain outstanding subsequent to the expiration of the exchange offer pursuant to this prospectus or otherwise and, to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. This prospectus, as it may be amended or supplemented from time to time, may be used by all persons subject to the prospectus delivery requirements of the Securities Act, including broker-dealers in connection with resales of New Notes received in exchange for Original Notes in the exchange offer, where such Original Notes were acquired as a result of market making activities or other trading activities and may be used by us to purchase any Original Notes outstanding after expiration of the exchange offer. We have agreed that, for a period of 180 days from the date on which the exchange offer is completed, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.  In addition, until                , 2015, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers in the exchange offer for their own account may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it in the exchange offer for its own account and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of such New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The accompanying letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days from the date on which the exchange offer is completed, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the accompanying letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the reasonable fees and expenses of counsel to the initial purchaser of the Original Notes, other than commissions or concessions of any brokers or dealers and will indemnify holders of the Notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the New Notes and guarantees will be passed upon for us by Foley & Lardner LLP, Milwaukee, Wisconsin. William J. Abraham, Jr., a retired partner in Foley & Lardner LLP, is a director of Quad/Graphics. As of September 30, 2014, Mr. Abraham beneficially owned 60,261 shares of Quad/Graphics’ class A common stock, which includes 22,500 shares of class A common stock that may be purchased upon the exercise of vested stock options within 60 days of September 30, 2014 and 22,761 shares of class A common stock attributable to deferred stock units that could be received within 60 days of September 30, 2014.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K dated January 6, 2015, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which (1) report on the consolidated financial statements is incorporated herein by reference from the Company’s Current Report on Form 8-K dated January 6, 2015 and (2) report on the effectiveness of the Company’s internal control over financial reporting is incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 001-34806). We also filed a registration statement on Form S-4, including exhibits, under the Securities Act of 1933 with respect to the New Notes offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits to the registration statement. You may read and copy the registration statement and any other document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

We are “incorporating by reference” specified documents that we file with the SEC, which means:

•                  incorporated documents are considered part of this prospectus;

•                  we are disclosing important information to you by referring you to those documents; and

•                  information we file with the SEC will automatically update and supersede information contained in this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the exchange offer pursuant to this prospectus:

•                  our Annual Report on Form 10-K for the year ended December 31, 2013, as updated by our Current Report on Form 8-K filed with the SEC on January 8, 2015 and 8-K/A filed with the SEC on January 9, 2015;

•                  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014;

•                  our Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, as updated by our Current Report on Form 8-K filed with the SEC on January 8, 2015 and 8-K/A filed with the SEC on January 9, 2015;

•                  our Current Reports on Form 8-K filed with the SEC on February 4, 2014, May 2, 2014, May 23, 2014, November 26, 2014, December 23, 2014, January 8, 2015 (as updated by the 8-K/A filed on January 9, 2015), January 23, 2015 and February 9, 2015; and

•                  our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 15, 2014.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including any related exhibits under Item 9.01, is not incorporated by reference in this prospectus.

You may request a copy of any of these filings, at no cost, by request directed to us at the following address or telephone number:

Quad/Graphics, Inc.

N61 W23044 Harry’s Way

Sussex, Wisconsin 53089-3995

(414) 566-2033

Attention: Jennifer J. Kent, Vice President, General Counsel and Secretary

You can also find these filings on our website at www.qg.com. However, we are not incorporating the information on our website or accessible through our website, other than these filings, into this prospectus.

You should not assume that the information in this prospectus and/or other offering material, as well as the information we file or previously filed with the SEC that we incorporate by reference in this prospectus and/or other offering material, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since that date.

Quad/Graphics, Inc.

OFFER TO EXCHANGE ALL OUTSTANDING

$300,000,000 7.0% Senior Notes due 2022

FOR NEW, REGISTERED

$300,000,000 7.0% Senior Notes due 2022

PROSPECTUS

                  , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors And Officers.

Pursuant to the Wisconsin Business Corporation Law and the Bylaws of Quad/Graphics, Inc. (the “Company”), directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities (which may include liabilities under the Securities Act of 1933) and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding and (ii) in proceedings in which the officer or director is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to the Company and such breach or failure constituted: (a) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. It should also be noted that the Wisconsin Business Corporation Law specifically states that it is the policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, directors of the Company are not subject to personal liability to the Company, its shareholders or any person asserting rights on behalf of the Company or its shareholders for certain breaches or failures to perform any duty resulting solely from their status as directors or officers except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

Expenses for the defense of any action for which indemnification may be available are required to be advanced by the Company under certain circumstances.

The indemnification provided by the Wisconsin Business Corporation Law and the Company’s Bylaws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses.

The Company also maintains director and officer liability insurance against certain claims and liabilities which may be made against the Company’s former, current or future directors or officers.

Item 21.  Exhibits and Financial Statement Schedules.

(a)                                 Exhibits.  The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this registration statement.

(b)                                 Financial Statement Schedules.  No financial statement schedules are required to be filed.

(c)                                  Opinions.  Not applicable.

Item 22.  Undertakings.

(a)                                 Each of the undersigned registrants hereby undertakes:

(1)                                 To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                                    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                                 To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)                             To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)                                 That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                 To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)                                 That, for the purpose of determining liability of the registrants under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, each of the undersigned registrants undertakes that in a primary offering of securities of such undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, such undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)                                    Any preliminary prospectus or prospectus of such undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)                                Any free writing prospectus relating to the offering prepared by or on behalf of such undersigned registrant or used or referred to by such undersigned registrant;

(iii)                             The portion of any other free writing prospectus relating to the offering containing material information about such undersigned registrant or its securities provided by or on behalf of such undersigned registrant; and

(iv)                             Any other communication that is an offer in the offering made by such undersigned registrant to the purchaser.

(b)                                 Each of the undersigned registrants hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)                                 Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)                                  Each of the undersigned registrants hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sussex, State of Wisconsin, on February 10, 2015.

QUAD/GRAPHICS, INC.

By:	/s/ J. Joel Quadracci
J. Joel Quadracci
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J. Joel Quadracci	Chairman, President and Chief Executive Officer (Principal Executive Officer)	February 10, 2015
J. Joel Quadracci

/s/ David J. Honan	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 10, 2015
David J. Honan

/s/ Anthony C. Staniak	Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	February 10, 2015
Anthony C. Staniak

*	Director	February 10, 2015
William J. Abraham, Jr.

*	Director	February 10, 2015
Douglas P. Buth

*	Director	February 10, 2015
Kathryn Quadracci Flores

*	Director	February 10, 2015
Christopher B. Hamed

*	Director	February 10, 2015
Thomas O. Ryder

*	Director	February 10, 2015
John S. Shiely

*By:	/s/ Jennifer J. Kent
Jennifer J. Kent
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act, each of the additional registrants has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sussex, State of Wisconsin, on February 10, 2015.

QUAD/GRAPHICS MARKETING, LLC	UNIGRAPHIC, INC.
QUAD MARKETING HOLDING CORP.	QUAD/GRAPHICS COMMERCIAL & SPECIALTY, LLC
QUAD CLAIMS, LLC	TEMPT, LLC
QUAD/GRAPHICS CANADA, LLC	QUAD/TECH, INC.
CHILD DAY CARE AND LEARNING SERVICES, LLC	QUAD/TECH EUROPE, INC.
QUAD/MED, LLC	QUAD/GRAPHICS HOLDING COMPANY
GRAPHIC IMAGING TECHNOLOGY, LLC	QUAD/GRAPHICS PRINTING CORP.
WORLD COLOR CAPITAL II, LLC	QG, LLC
DUPLAINVILLE TRANSPORT, INC.	QG PRINTING CORP.
QUAD/AIR, LLC	QG PRINTING II CORP.
QUADSYSTEMS, LLC	WORLD COLOR HALLIDAY CORP
QUAD/GREENFIELD, LLC	QUAD/GRAPHICS KINGSPORT LLC
OPENFIRST, LLC	WORLD COLOR NORTHEAST GRAPHICS CORP.
NEW ELECTRONIC PRINTING SYSTEMS, LLC	QUAD LOGISTICS SERVICES, LLC
NEW DIVERSIFIED MAILING SERVICES, LLC	QUAD/ARGENTINA, INC.
CHEMICAL RESEARCH/TECHNOLOGY CO.	QUAD/BRAZIL, INC.
QUAD/CREATIVE, LLC	QUAD LOGISTICS HOLDINGS LLC
PROTEUS PACKAGING CORPORATION	QG PRINTING III CO.
TRANSPAK CORPORATION

By:	/s/ Kelly A. Vanderboom
Kelly A. Vanderboom
Treasurer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* J. Joel Quadracci

President (Principal Executive Officer and Principal Financial Officer) of Quad/Graphics Marketing, LLC, Quad Marketing Holding Corp., Quad Claims, LLC, Quad/Graphics Canada, LLC, Child Day Care and Learning Services, LLC, Graphic Imaging Technology, LLC, World Color Capital II, LLC, Quad/Air, LLC, QuadSystems, LLC, Quad/Greenfield, LLC, Openfirst, LLC, New Electronic Printing Systems, LLC, New Diversified Mailing Services, LLC, Chemical Research/Technology Co., Quad/Graphics Holding Company, Quad/Graphics Printing Corp., QG, LLC, QG Printing Corp., QG Printing II Corp., World Color Halliday Corp, Quad/Graphics Kingsport LLC, World Color Northeast Graphics Corp., Quad/Argentina, Inc. and Quad/Brazil, Inc.

Sole Director of Unigraphic, Inc., Duplainville Transport, Inc., Quad/Tech, Inc., Quad/Graphics Holding Company, Quad/Graphics Printing Corp., QG Printing Corp., QG Printing II Corp., World Color Halliday Corp., Proteus Packaging Corporation, Transpak Corporation, Quad Marketing Holding Corp., Quad/Argentina, Inc., Quad/Brazil, Inc., Quad/Tech Europe, Inc., and World Color Northeast Graphics Corp.

Manager of Chemical Research/Technology Co.

February 10, 2015

* Susan Buettner	President (Principal Executive Officer and Principal Financial Officer) of Quad/Med, LLC	February 10, 2015

* John C. Fowler	Vice President (Principal Executive Officer and Principal Financial Officer) of Quad/Creative, LLC, Duplainville Transport, Inc. and Quad Logistics Services, LLC	February 10, 2015

Signature	Title	Date

* Thomas Garland	President (Principal Executive Officer and Principal Financial Officer) of Proteus Packaging Corporation and Transpak Corporation	February 10, 2015

* Craig C. Faust	President (Principal Executive Officer and Principal Financial Officer) of Unigraphic, Inc., Quad/Graphics Commercial & Specialty, LLC and Tempt, LLC	February 10, 2015

* Karl R. Fritchen	President (Principal Executive Officer and Principal Financial Officer) of Quad/Tech, Inc. and Quad/Tech Europe, Inc.	February 10, 2015

*By:	/s/ Jennifer J. Kent
Jennifer J. Kent
Attorney-in-Fact

Signature	Title	Date

/s/ Kelly A. Vanderboom Kelly A. Vanderboom

Treasurer

(Principal Accounting Officer) of each of the additional registrants and as the authorized officer of:

QUAD/GRAPHICS COMMERCIAL & SPECIALTY LLC, as Sole Member of Tempt, LLC

QUAD/CREATIVE, LLC, as a Partner of Chemical Research/Technology Co.

QUAD/GRAPHICS PRINTING CORP., as Sole Member of QG, LLC, Quad Logistics Services, LLC, and Quad Logistics Holdings LLC

QUAD MARKETING HOLDING CORP., as Sole Member of Quad/Graphics Marketing, LLC

OPENFIRST, LLC, as the Sole Member of New Electronic Printing Systems, LLC and New Diversified Mailing Services, LLC

QG PRINTING II CORP., as Sole Member of Quad/Graphics Kingsport LLC and as Managing Partner of QG Printing III Co.

DUPLAINVILLE TRANSPORT, INC., as Sole Member of Quad/Air, LLC, Quad/Greenfield, LLC, and QuadSystems, LLC

QUAD/GRAPHICS, INC., as the Sole Member of Child Day Care and Learning Services, LLC, Quad Claims, LLC, Quad/Graphics Canada, LLC, Graphic Imaging Technology, LLC, World Color Capital II, LLC, Quad/Med, LLC, Openfirst, LLC, Quad/Graphics Commercial & Specialty LLC, and Quad/Creative, LLC, and as a Partner of Chemical Research/Technology Co.

QUAD/GRAPHICS MARKETING, LLC, as the Sole Member of QG C&S, LLC and QG Retail, LLC

February 10, 2015

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(3.1)	Amended and Restated Articles of Incorporation of Quad/Graphics, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (Reg. No. 333-165259)).

(3.2)

Amended Bylaws of Quad/Graphics, Inc., as amended through April 27, 2011 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated April 27, 2011 and filed on May 3, 2011).

(3.3)*	Articles of Organization of Quad/Graphics Marketing, LLC.

(3.4)*	Member’s Agreement of Quad/Graphics Marketing, LLC.

(3.5)*	Articles of Incorporation of Quad Marketing Holding Corp.

(3.6)*	Bylaws of Quad Marketing Holding Corp.

(3.7)*	Articles of Organization of Quad Claims, LLC.

(3.8)*	Member’s Agreement of Quad Claims, LLC.

(3.9)*	Articles of Organization of Quad/Graphics Canada, LLC.

(3.10)*	Member’s Agreement of Quad/Graphics Canada, LLC.

(3.11)*	Articles of Organization of Child Day Care and Learning Services, LLC.

(3.12)*	Member’s Agreement of Child Day Care and Learning Services, LLC.

(3.13)*	Certificate of Conversion and Articles of Organization of Quad/Med, LLC.

(3.14)*	Operating Agreement of Quad/Med, LLC.

(3.15)*	Certificate of Formation of Graphic Imaging Technology, LLC.

(3.16)*	Operating Agreement of Graphic Imaging Technology, LLC.

(3.17)*	Certificate of Formation of World Color Capital II, LLC, as amended.

(3.18)*	Limited Liability Company Agreement of World Color Capital II, LLC.

(3.19)*	Articles of Incorporation of Duplainville Transport, Inc.

(3.20)*	Bylaws of Duplainville Transport, Inc.

(3.21)*	Articles of Organization of Quad/Air, LLC, as amended.

(3.22)*	Members Agreement of Quad/Air, LLC.

(3.23)	Articles of Organization of QuadSystems, LLC, as amended.

(3.24)*	Member’s Agreement of QuadSystems, LLC, as amended.

(3.25)*	Articles of Organization of Quad/Greenfield, LLC, as amended.

(3.26)*	Member’s Agreement of Quad/Greenfield, LLC.

(3.27)*	Certificate of Formation of Openfirst, LLC.

(3.28)*	Amended and Restated Operating Agreement of Openfirst, LLC.

(3.29)*	Certificate of Formation of New Electronic Printing Systems, LLC.

(3.30)*	Amended and Restated Limited Liability Company Agreement of New Electronic Printing Systems, LLC.

(3.31)*	Certificate of Formation of New Diversified Mailing Services, LLC.

(3.32)*	Amended and Restated Limited Liability Company Agreement of New Diversified Mailing Services, LLC.

(3.33)*	Amended and Restated Partnership Agreement of Chemical Research/Technology Co.

(3.34)*	Certificate of Formation of Quad/Creative, LLC, as amended.

(3.35)*	Operating Agreement of Quad/Creative, LLC.

(3.36)*	Articles of Incorporation of Proteus Packaging Corporation, as amended.

(3.37)*	Amended and Restated Bylaws of Proteus Packaging Corporation.

(3.38)*	Amended and Restated Articles of Incorporation of Transpak Corporation, as amended.

(3.39)*	Amended and Restated Bylaws of Transpak Corporation.

(3.40)*	Articles of Organization of Unigraphic, Inc., as amended.

(3.41)*	Bylaws of Unigraphic, Inc.

(3.42)*	Articles of Organization of Quad/Graphics Commercial & Specialty, LLC, as amended.

(3.43)*	Second Amended and Restated Operating Agreement of Quad/Graphics Commercial & Specialty, LLC.

(3.44)*	Articles of Organization of Tempt, LLC, as amended.

(3.45)*	Amended and Restated Limited Liability Company Agreement of Tempt, LLC.

(3.46)*	Articles of Incorporation of Quad/Tech, Inc.

(3.47)*	Bylaws of Quad/Tech, Inc.

(3.48)*	Certificate of Incorporation of Quad/Tech Europe, Inc.

(3.49)*	Bylaws of Quad/Tech Europe, Inc.

(3.50)*	Certificate of Incorporation of Quad/Graphics Holding Company, as amended.

(3.51)*	Bylaws of Quad/Graphics Holding Company.

(3.52)*	Certificate of Incorporation of Quad/Graphics Printing Corp., as amended.

(3.53)*	Bylaws of Quad/Graphics Printing Corp.

(3.54)*	Certificate of Formation of QG, LLC, as amended.

(3.55)*	Limited Liability Company Agreement of QG, LLC.

(3.56)*	Certificate of Incorporation of QG Printing Corp., as amended.

(3.57)*	Bylaw of QG Printing Corp.

(3.58)	Certificate of Incorporation of QG Printing II Corp., as amended.

(3.59)	Bylaws of QG Printing II Corp.

(3.60)	Articles of Incorporation of World Color Halliday Corp., as amended.

(3.61)	Bylaws of World Color Halliday Corp.

(3.62)*	Certificate of Formation of Quad/Graphics Kingsport LLC.

(3.63)*	Limited Liability Company Agreement of Quad/Graphics Kingsport LLC.

(3.64)*	Certificate of Incorporation of World Color Northeast Graphics Corp., as amended.

(3.65)*	Bylaws of World Color Northeast Graphics Corp.

(3.66)*	Certificate of Formation of Quad Logistics Services, LLC., as amended.

(3.67)*	Limited Liability Company Agreement of Quad Logistics Services, LLC.

(3.68)*	Certificate of Incorporation of Quad/Argentina, Inc.

(3.69)*	Bylaws of Quad/Argentina, Inc.

(3.70)*	Certificate of Incorporation of Quad/Brazil, Inc.

(3.71)*	Bylaws of Quad/Brazil, Inc.

(3.72)*	Articles of Organization of Quad Logistics Holdings LLC.

(3.73)*	Member’s Agreement of Quad Logistics Holdings LLC.

(3.74)	Amended and Restated Statement of Partnership Existence of QG Printing III Co.

(3.75)	Amended and Restated Partnership Agreement of QG Printing III Co.

(4.1)

Indenture, dated as of April 28, 2014, among Quad/Graphics, Inc., the subsidiary guarantors of Quad/Graphics, Inc. set forth therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated April 28, 2014 and filed on May 2, 2014).

(4.2)	Form of New 7.0% Senior Notes due 2022.

(4.3)

Registration Rights Agreement, dated as of April 28, 2014, among Quad/Graphics, Inc., the subsidiary guarantors of Quad/Graphics, Inc. set forth therein and J.P. Morgan Securities LLC, for itself and as representative of the several initial purchasers named therein (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K dated April 28, 2014 and filed on May 2, 2014).

(4.4)

Second Amended and Restated Credit Agreement, dated as of April 28, 2014, by and among Quad/Graphics, Inc., as the Borrower, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A. and U.S. Bank National Association, as Co-Syndication Agents, PNC Bank, National Association and SunTrust Bank, as Co-Documentation Agents, and BMO Harris Bank N.A., Fifth Third Bank, TD Bank, N.A. and Wells Fargo Bank, National Association, as Co-Managing Agents (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated April 28, 2014 and filed on May 2, 2014).

(4.5)

Amendment No. 1, dated as of December 18, 2014, to Second Amended and Restated Credit Agreement, dated as of April 28, 2014, by and among Quad/Graphics, Inc., as the Borrower, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A. and U.S. Bank National Association, as Co-Syndication Agents, PNC Bank, National Association and SunTrust Bank, as Co-Documentation Agents, and BMO Harris Bank N.A., Fifth Third Bank, TD Bank, N.A. and Wells Fargo Bank, National Association, as Co-Managing Agents (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated December 18, 2014 and filed on December 23, 2014).

(4.6)

Note Agreement, dated September 1, 1995, among Quad/Graphics, Inc., certain subsidiaries of Quad/Graphics, Inc. and the purchasers named therein (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-4 (Reg. No. 333-165259)).

(4.7)

First Amendment and Consent, dated June 1, 1996, to the Note Agreement, dated September 1, 1995, among Quad/Graphics, Inc., certain subsidiaries of Quad/Graphics, Inc. and the purchasers named therein (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-4 (Reg. No. 333-165259)).

(4.8)

Second Amendment, dated as of March 24, 1998, to the Note Agreement, dated September 1, 1995, among Quad/Graphics, Inc., certain subsidiaries of Quad/Graphics, Inc. and the purchasers named therein (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-4 (Reg. No. 333-165259)).

(4.9)

Third Amendment, dated as of January 26, 2006, to the Note Agreement, dated September 1, 1995, among Quad/Graphics, Inc., certain subsidiaries of Quad/Graphics, Inc. and the purchasers named therein (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form S-4 (Reg. No. 333-165259)).

(4.10)

Fourth Amendment, dated as of November 24, 2014, to the Note Agreement, dated September 1, 1995, among Quad/Graphics, Inc., certain subsidiaries of Quad/Graphics, Inc. and the purchasers named therein (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated November 24, 2014 and filed on November 26, 2014).

Certain other instruments, which would otherwise be required to be listed above, have not been so listed as such instruments do not authorize long-term debt securities in an amount that exceeds 10% of the total assets of Quad/Graphics, Inc. and its subsidiaries on a consolidated basis. Quad/Graphics, Inc. agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

(5)	Opinion of Foley & Lardner LLP.

(9)

Amended and Restated Voting Trust Agreement, dated as of June 25, 2010, by Betty E. Quadracci, J. Joel Quadracci, Elizabeth M. Quadracci-Harned and David A. Blais, as trustees as of the date of the agreement’s execution (incorporated by reference to Exhibit 9.1 to the Company’s Current Report on Form 8-K dated July 2, 2010 and filed on July 9, 2010).

(12)*	Statement of Computation of Ratio of Earnings to Fixed Charges.

(23.1)	Consent of Deloitte & Touche LLP.

(23.2)	Consent of Foley & Lardner LLP (contained in Exhibit 5).

(24)*	Powers of Attorney.

(25)*	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of U.S. Bank National Association.

(99.1)*	Form of Letter of Transmittal.

(99.2)*	Form of Notice of Guaranteed Delivery.

(99.3)*	Form of Letter to Registered Holder and/or DTC Participant from Beneficial Owners.

* Previously filed.